1/14.


03003108

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atos Origin

*CURRENT ADDRESS


PROCESSED
JAN 2 4 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4323 FISCAL YEAR 12-31-01

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 1/15/03

82-4323


Atos
Origin

12/31/01

ANNUAL REPORT 2001

Turning Client Vision into Results

This reference document has been filed with the Commission des Opérations de Bourse (COB) on April 5th, 2002, pursuant to regulation 98-01. This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the COB.

Observations of the Supervisory Board

In accordance with the law, the Management Board has presented to the Supervisory Board the consolidated financial statements of the Atos Origin Group and its Management Discussion and Analysis, which comments on the Group's activity and results for the period ended December 31st, 2001, as well as the Atos Origin S.A. financial statements for the same period.

After review, the Supervisory Board has no observation on the financial statements and the text of the resolutions which are to be presented to the Annual General Meeting.

The Supervisory Board would particularly like to thank the Management Board and all Group employees for their dedication and congratulate them on the results achieved during this fiscal year.

Contents

MANAGEMENT DISCUSSION AND ANALYSIS

PART 1

1. Management Discussion and Analysis

1.1 KEY FIGURES

In order to compare, understand and explain Group trends and performance in fiscal year 2001, the Management Discussion and Analysis shows the figures pertaining to 2000 on a pro forma basis, as they appear in the annual report of the previous year.

(In EUR millions)	FY 2001	% profitability (b)	FY 2000 (a)	% profitability (b)	% growth
Revenue	**3,037.6**		**2,829.8**		**+7.3%**
Income from operations	**261.2**	**8.6%**	**175.2**	**6.2%**	**+49.1%**
Net financial expense	(9.6)		(10.1)		
Non-recurring items	(2.9)		(10.1)		
Corporate income tax	(84.0)		(55.7)		
Minority interests	(18.4)		(9.0)		
Net income, before amortization of goodwill	146.3	4.8%	90.2	3.2%	+62.2%
Amortization of goodwill	(23.3)		(19.7)		
Net income	**123.0**	**4.0%**	**70.5**	**2.5%**	**+74.5%**
EPS, before amortization of goodwill (euros)	3.34		2.06		+61.5%
EPS, after amortization of goodwill (euros)	2.81		1.61		+73.7%
Working capital requirements (b)	6.4%		9.8%		
Return on capital employed	14.4%		10.4%		
Net indebtedness to equity ratio	49.1%		34.4%		
Average number of employees	27,440		26,442		+3.8%

(a) Figures for 2000 on a pro forma basis.

(b) Ratio expressed as a percentage of total Group revenue.

The merger of Atos and Origin took effect on October 1st, 2000. In order to provide directly comparable information, the figures for 2000 have been presented under normal accounting regulations applicable in France, but on a pro forma basis, which assumes that:

- the merger was effective for a full 12-month period commencing January 1st, 2000,
- the results of activities sold during that period have been excluded and
- the results of activities acquired during that period have been included.

1.2 GROUP ACTIVITY IN FISCAL YEAR 2001

Fiscal year 2001 was focused on implementing our merger plan. Group operating income rose by nearly 50%, thereby exceeding our forecasts in spite of the economic downturn in the second half.

The merger plan involved a number of specific steps.

- Activities were reorganized by profit center and operations were focused on a number of value-added services.
- The workforce was reduced by over 1,500 (70% in production, 30% in functional departments), representing nearly 6% of the entire Group workforce.

This involved a fundamental reengineering of management structures following the merger and a shift to clear profit center responsibility. It also involved extensive restructuring to bring our operations in the US, Brazil, UK and Germany back into profitability.

• Office accommodation and data processing capacity have been reorganized. In 2001, 40 out of the 53 sites designated for reorganization over a three-year period were either closed down or consolidated, thereby achieving enhanced operating efficiency.

• Clear cost control measures have been imposed throughout the organization. At the same time, a global purchasing function has been set up, which has enabled the company to negotiate significant cost reductions on a Group basis.

• Lastly, we have paid considerable attention to indirect, non-productive charges, which fell by 5% in the course of the year to 19.8% of revenue, compared with a revenue increase of 7.3% over the same period.

As a result, the operating margin increased from 6.2% in 2000 to 8.6% in 2001, showing steady improvement throughout the year, rising from 7.2% in the final quarter of 2000, to 9.0% in the last quarter of 2001.

1.2.1 Activity by Quarter

(in EUR millions)	Q1	Q2	Q3	Q4	FY 2001
Revenue	757.0	761.0	722.8	796.8	3,037.6
% growth [a]	+6.5%	+10.1%	+6.2%	+6.6%	+7.3%
Income from operations	62.1	66.7	61.0	71.4	261.2
% profitability	**8.2%**	**8.8%**	**8.4%**	**9.0%**	**8.6%**

(a) Figures for 2000 on a pro forma basis.

Annual revenue per production employee rose from EUR 114,000 at the beginning of fiscal year 2001 to EUR 124,000 at year-end, an increase in productivity of 9%. Our reorganization, optimization and restructuring plans chiefly concerned two service lines: Consulting and Systems Integration and Managed Services.

In On-line Services, the Group disposed of its customer call centers in France (revenue of EUR 82 million for the 11 months to November 30th, 2001), which showed good organic growth but no profitability, due to the weak Telecom sector. Overall, we have disposed of businesses generating annual revenues of approximately EUR 130 million since the merger, out of a planned total of EUR 200 million that we targeted within two years of the merger date.

In addition, Atos Origin has met its objective of producing a profit in every country in which it operates, despite the unfavorable economic situation in a number of areas, including the US, Asia-Pacific, Brazil and Germany.

Net income before amortization of goodwill reached EUR 146 million, up 62% on the previous year. Earnings per share after amortization of goodwill jumped 74% in the period, generating an accretion of over 18% compared to Atos' earnings per share at September 30th, 2000, prior to the merger with Origin.

The Group maintained its solid financial structure owing to strong operating cash flow of EUR 397 million (13.1% of revenue) including strict control over capital employed. The rate of return on capital employed rose from 10.4% to 14.4% and this enabled the Group to cover a significant part of its restructuring and reorganization expenses (EUR 209 million), internal capital expenditures (EUR 128 million) and net financial investment (EUR 179 million). Net indebtedness rose to EUR 235 million at the year-end, yielding a net indebtedness to equity ratio of 49%.

Our clients have provided further proof that the merger was justified. Through an active policy aimed at developing major accounts, Atos Origin signed large-scale contracts, thereby increasing operating visibility and consolidating long-term ties with customers. The Group's 42 Global Clients accounted for over 55% of revenue, up by more than 15% on the preceding year.

The Group's order book rose from EUR 3.5 billion at December 31, 2000 to EUR 4.9 billion at December 31st, 2001, representing the equivalent of 1.6 years' revenue. Order-book growth was strongest in the area of Managed Services especially in view of the KPN contract win. Recurring business in On-line Services, Managed Services and Applications Maintenance in Systems Integration accounted for 55% of Group revenue, while achieving a 15% growth rate for the year, higher than in all other areas.

1.2.2 Activity by Service Line

Revenue Growth by Service Line

Consolidated revenue for the period from January 1st to December 31st, 2001 reached EUR 3,038 million, up 7.3% on the preceding year. At constant exchange rates, growth for the period was 7 7%. The figures by service line were as follows:

(in EUR millions)	FY 2001	% of 2001 revenues	FY 2000 (a)	% growth
Consulting & Systems Integration	1,489.5	49%	1,483.9	+0.4%
Managed Services	1,119.8	37%	941.9	+18.9%
On-line Services	428.3	14%	404.0	+6.0%
TOTAL	**3,037.6**	**100%**	**2,829.8**	**+7.3%**

(a) Figures for 2000 on a pro forma basis.

Despite a modest increase in revenue in the first half of 2001, **Consulting & Systems Integration** recorded a decline of 4% during the second half, owing to the economic downturn. A number of projects have been postponed, although activity in enterprise solutions remained solid. In spite of this, growth remained strong in France (+12%) and the Netherlands (+8%), while slowing down in the second half. There was a decline in revenue in both the US and Asia-Pacific regions as a result of both weak local market conditions and deliberate internal action to restructure those operations. Operations in a number of other countries like the UK, Germany, Spain and Italy have also been focused on reorganizing and restructuring.

Managed Services revenue showed a 19% increase in 2001, with 28% growth in France and 32% in the Netherlands. These countries generate 70% of Group revenue within this service line. Critical mass has given us access to large-scale contracts including KPN Datacenter in the Netherlands as well as Euronext, Vivarte (Group André) and many extensions of our existing customer base in France. Elsewhere, the Group has continued to refocus on high added-value, desktop services and ERP outsourcing.

On-line Services produced a modest revenue increase of 6% in 2001. There was an increase in transaction processing services of close to 12% thanks to solid business activity in France and an expanding market share in Germany, both in merchant processing and cardholder management. The customer relationship management business, however, showed a 3% decrease following disposal of our customer contact centers at the end of November 2001. The multimedia business achieved more modest 6% revenue growth, reflecting a 15% increase in e-business processing, offset by a 13% decrease in Minitel and Audiotext content management activity (passthrough with no margin).

Income from Operations by Service Line

In 2001, our principal target was to increase operating margin from 6.2% in 2000 to 8% in 2001, based on revenue growth of 10%. Although revenue growth was only 7.3%, margins reached 8.6% and the absolute level of income from operations was EUR 261 million compared with our original target of EUR 250 million. Income from operations rose by 49%, from EUR 175 million in 2000 to EUR 261 million in 2001. The increase of EUR 86 million may be analyzed as follows:

(in EUR millions)	Profit in FY 2001	Profit on full-year basis	Related restructuring costs
Income from operations 2000[a]	**175**		
Economic slowdown / discontinued operations	(19)		13
Business increase	27		
Staff reorganization	51	83	89
Real estate rationalization	12	15	16
Cost cutting / purchasing actions	15		22
Total	**86**	**98**	**140**
Income from operations 2001	**261**		

(a) Figures for 2000 on a pro forma basis.

• The economic downturn in 2001 led to flat revenues in parts of Europe and an absolute decline of 23% in our business in North and South America, along with a 14% drop in the Asia-Pacific region. Furthermore, the Group decided to discontinue, as of the end of 2000, a number of operations in which critical mass was lacking. The overall outcome is an estimated EUR 100 million decline in revenue, which reduced income from operations by approximately EUR 19 million.

• Business growth, excluding the impact of the economic downturn and termination of certain operations, was more than 10%, representing a contribution of some EUR 27 million, chiefly in Managed Services.

• Merger reorganization and restructuring activities generated EUR 51 million in cost savings, accounting for over half the improvement achieved in the period. On a full-year basis, the figure would be EUR 83 million. The restructuring costs of EUR 89 million will therefore show a payback in one year. Just over 1,500 staff reductions or redeployments had been carried out by December 31st, 2001, representing 6% of the total Group workforce. These measures were not restricted to the countries hardest hit by the economic downturn – already perceptible prior to the merger – notably the US, Germany and the Asia-Pacific countries. They were also applied in countries (sometimes the same ones) with loss-making operations before the merger. Two thirds of redeployment efforts in 2001 involved production staff, and one-third functional staff. The program for 2002 will affect both categories in equal measure.

• The rationalization of office premises and data processing centers is vital both for reducing cost and raising productivity, by grouping appropriate staff in new facilities better suited to the Group's needs. A total of 40 sites out of the three-year target of 53 have already been restructured. As a consequence, the cost of site management declined by 10% during 2001. This made it possible over the period to save EUR 12 million in on-going annual operating costs, compared with one-time restructuring charges of EUR 16 million.

• Other cost saving initiatives, including the formation of a Group purchasing department, together contributed EUR 15 million to the improved results for the period.

Profitability in the different service lines improved as a result of these actions as follows:

(in EUR millions)	FY 2001	% profitability	FY 2000 (a)	% profitability	% growth
Consulting & Systems Integration	133.7	9.0%	116.1	7.8%	+15%
Managed Services	127.9	11.4%	99.6	10.6%	+28%
On-line Services	44.8	10.5%	48.7	12.1%	-8%
Corporate (b)	(45.2)	-1.5%	(89.3)	-3.2%	+49%
TOTAL	**261.2**	**8.6%**	**175.2**	**6.2%**	**+49%**

(a) Figures for 2000 on a pro forma basis.

(b) Rate expressed as a percentage of total Group revenue.

In **Consulting & Systems Integration**, revenue growth was minimal but there was a 15% improvement in income from operations stemming mainly from staff redeployment and downsizing, whether aimed at stepping up utilization rate, as in the Netherlands, the UK and Germany, or at responding to a sharp falloff in business, as in the US, where a 25% drop in business prompted a 35% cutback in the workforce. The average number of employees thus decreased by 4% in this service line, while revenue remained stable. As a result, the operating margin rose from 7.8% in 2000 to 9.0% in 2001.

In **Managed Services**, over two thirds of the 28% improvement in income from operations may be attributed to expanding business activity. As a result of our efforts at restructuring and raising productivity, the average number of employees increased more moderately (+ 15%) than revenue (+ 19%). Consequently the operating margin rose from 10.6% in 2000 to 11.4% in 2001.

On-line Services recorded an 8% decrease in income from operations over the period resulting in a 10.5% operating margin. The decline was largely due to the lack of profitability at our customer contact centers in France, which were sold to SNT in November 2001. At the same time, the Group invested heavily in equipping our check processing centers in France to handle new electronic processing for checks in euros. The main activities within this service line – bankcard processing and multimedia – once again showed an ability to generate profit margins above the Group average. Following disposal of the customer contact centers in November 2001, the Group expects margins in On-line Services to increase significantly in 2002.

Lastly, as of January 1st, 2001, **corporate costs** were reduced to half their previous size through the redeployment of some employees into the mainstream business activities and through refocusing on Group-wide projects like our recruitment campaign, managing the Group's leading 500 executives, deploying IT systems and global procurement. Corporate costs (as a percentage of Group revenue) declined from 3.2% in 2000 to 1.5% in 2001.

1.2.3 Activity by Geographical Area

Revenue Growth by Geographical Area

(in EUR millions)	FY 2001	% of 2001 revenues	FY 2000 (a)	% growth
France	1,089.2	36%	951.5	+14.5%
The Netherlands	797.4	26%	668.7	+19.2%
EMEA	877.3	29%	864.0	+1.5%
Americas	207.5	7%	268.4	-22.7%
Asia-Pacific	66.2	2%	77.2	-14.4%
TOTAL	**3,037.6**	**100%**	**2,829.8**	**+7.3%**

(a) Figures for 2000 on a pro forma basis.

In **France**, revenue rose by almost 15%, due largely to good on-going demand for Managed Services (+28%), and despite modest growth in the second half in Consulting & Systems Integration services, which grew by 12% for the year as a whole.

In **the Netherlands**, our second most important country, revenue was up by an impressive 19%, in spite of the fact that conditions in the high-tech and telecommunications markets were unfavorable. This performance, accomplished in spite of a 3% decrease in revenue from Philips, was mainly attributable to Managed Services, which recorded a 32% surge in revenue due to the expanding activities of Atos Euronext and the Datacenter contract with KPN, which commenced in Quarter 4. Revenue from Consulting & Systems Integration rose by 8%, due to new contracts secured in process and other industries.

Revenue in **other European countries** and the **Middle-East** remained stable over the year, showing a modest 1.5% increase. Although the contract with Cooperative Retail was terminated early in 2001, we maintained our business in the UK at its previous level, owing to strong demand for systems integration, with major contracts signed with clients like Vantico, Uniq and United Biscuits. In Germany, Spain and Italy, revenue was flat or marginally lower with our units there focusing chiefly on boosting productivity and reorganizing their sales forces and customer portfolios. Our business in the Middle East recorded an 82% increase in revenue, based on several important contracts with clients in the oil and petrochemical industry.

Our business in the **US** and **Asia-Pacific** regions, much of which supports the extended activities of global clients based in Europe, has been particularly affected by the economic downturn. The same goes for **South America**, which was also impacted by the recession in Argentina and an unfavorable exchange rate in Brazil.

Income from Operations by Geographical Area

(in EUR millions)	FY 2001	% profitability	FY 2000 (a)	% profitability	% growth
France	107.2	9.8%	105.4	11.1%	+2%
The Netherlands	117.0	14.7%	88.2	13.2%	+33%
EMEA	75.8	8.7%	75.2	8.7%	+1%
Americas	5.4	2.6%	(11.1)	-4.1%	+149%
Asia-Pacific	1.0	1.5%	6.8	8.8%	-85%
Corporate (b)	(45.2)	-1.5%	(89.3)	-3.2%	+49%
TOTAL	**261.2**	**8.6%**	**175.2**	**6.2%**	**+49%**

(a) Data for 2000 on a pro forma basis.

(b) Rate expressed as a percentage of total Group revenue.

The Group achieved profitability in all countries in which it operates.

1.2.4 Activity by Sector

(in EUR millions)	FY 2001	% of 2001 revenues	FY 2000 (a)	% growth
Financial Services	792.2	26%	654.3	+21%
Process Industries	754.8	25%	641.2	+18%
High-Tech	600.7	20%	675.9	-11%
Telecoms	463.1	15%	449.9	+3%
Retail of CPG	209.3	7%	215.9	-3%
Public Sector and Others	217.5	7%	192.6	+13%
TOTAL	**3,037.6**	**100%**	**2,829.8**	**+7.3%**

(a) Figures for 2000 on a pro forma basis.

Growth was brisk in **Financial Services** in 2001, partly due to our developing partnership with Euronext, which resulted from the merger of the Paris, Amsterdam and Brussels stock exchanges. During the period, this alliance was strengthened by the extension of our services in the Netherlands and Belgium. There was renewed market investment especially in the bankcard and check processing areas.

In **Process Industries**, which includes Process and Life Sciences, we benefited from the development of our oil-related business and the deepening of our relations with clients such as Aramco, Shell, Exxon Mobil and TotalFinaElf.

In **High-Tech**, the results were directly impacted by the decrease in our business with Philips, which amounted to some 11% in the period, particularly in the US and Asia Pacific.

After experiencing only modest demand affecting telecom carriers, our **Telecommunications** business bounced back towards the end of the year, as we signed a number of new contracts, including the Datacenter contract with KPN.

In the **Retail** market, the slowdown experienced by some of our American clients like Procter & Gamble affected performance, although this trend was partly offset by the strong growth recorded with other clients in the sector, particularly in France and the UK.

The Group's 42 Global Clients accounted for over 55% of revenue, marking a 15% increase on the preceding year. Excluding Philips, revenue from these major accounts rose by more than 25%, thereby demonstrating the ability of Atos Origin to assist its leading clients in their growth strategies.

Revenues with Philips amounted to EUR 519 million, down 11% on the previous year. Philips now represents 17% of total Group revenue. Excluding Philips, Group sales grew by 12% in the period.

Apart from Philips and Euronext (7%), no other client generated more than 3% of total revenue.

The Group's top 5 clients in fiscal year 2001 accounted for 31% of Group revenue.

The Group's leading clients are: ABN Amro, Acordis, Akzo Nobel, Alstom, ANPE, Asml, Auchan, Axa, Banca Commerciale Italiana, Banco Bilbao Vizcaya Argentaria, Banco Santander, Banque de France, Berliner Bank, BMW, BNP Paribas, Caisses d'Epargne, Casino, Commerz Bank, Crédit Agricole-Indosuez, Crédit Lyonnais, Crédit Mutuel-CIC, Deutsche Bank, Dutch Environment Ministry, Dresdner Bank, DSM, EDF, ENI, Ernst & Young, Euronext, Exxon Mobil, Fiat, Flextronics, Fort James, Fortis, France Télécom, HSBC-CCF, ICI, Infineon, ING, KPN, La Poste, Lucent, Novartis, Philip Morris, Philips, Pinault-Printemps-Redoute, Procter & Gamble, Rabobank, Peugeot, Repsol, Renault, RS Components, Sabic, Saudi Aramco, Shell, SNCF, Société Générale, Swisscom, Telefónica, Telecom Italia, TotalFinaElf, Unilever, Union Européenne, Vodafone, Wolters Kluwer.

1.3 OUTLOOK FOR THE COMING YEAR

Although market conditions appear uncertain, the Group's top priority in 2002 is to raise its operating margin to 10%.

Deriving over 55% of revenue from recurring business, the Group plans to achieve revenue growth of between 7% and 9%. Based on the most recent contracts we have signed, a large part of this increase will come from Managed Services and On-line Services.

We expect to achieve higher profitability in 2002 for two reasons. First of all, the reorganization and restructuring carried out in the past fiscal year will by then be producing positive results on a full-year basis. Secondly, we will be intensifying a number of programs for raising productivity, including global purchasing management, reduced subcontractors, reengineering of functional departments and optimization of our internal IT systems. During the year, we will also be considering ways of fine-tuning our allocation of resources and skills in the event that market conditions are less than favorable.

The development of our market and solutions expertise will enable Atos Origin to generate new areas of growth in 2002.

1.4 INCOME STATEMENT

1.4.1 Net Income

(in EUR millions)	FY 2001	% profitability	FY 2000 (a)	% profitability	% growth
Income from operations	261.2	8.6%	175.2	6.2%	+49%
Net financial expense	(9.6)		(10.1)		
Non-recurring items	(2.9)		(10.1)		
Corporate income tax	(84.0)	33.8% (b)	(55.7)	36.0% (b)	
Minority interests	(18.4)		(9.0)		
Amortization of goodwill	(23.3)		(19.7)		
NET INCOME FOR THE PERIOD	**123.0**	**4.1%**	**70.5**	**2.5%**	**+74%**

(a) Figures for 2000 on a pro forma basis.

(b) Rate expressed as a percentage of income before taxes.

1.4.2 Net Financial Expense

For fiscal year 2001, the Group recorded net financial expenses of EUR 9.6 million, comprising EUR 6.4 million in interest expense and EUR 3.2 million in investment securities depreciation. The average debt level was EUR 184 million, with average interest rates down to 5.2% from 5.5% in 2000.
Group debt rose from EUR 114 million at the close of fiscal year 2000 to EUR 235 million at the close of fiscal year 2001 as a result of assets acquired under the terms of the Datacenter contract with KPN.

1.4.3 Non-recurring items

Net non-recurring expenses of EUR 2.9 million, included the following:

• EUR 19 million integration and rationalization and reorganization costs including EUR 9 million provisions to cover restructuring planned for 2002,

• net capital gains of EUR 23 million realized on the disposal of assets, including minority, non-core businesses such as Attol in France and Securteam in Italy, and the disposal of the customer contact centers in France to SNT,

• other charges reported in fiscal year 2001 were incurred in connection with plans for changeover to the euro (EUR 3.2 million), provisions for contingencies and losses (EUR 2.6 million), mainly employee-related, and impairment of assets (EUR 1.1 million).

1.4.4 Corporate Income Tax

Net income for the fiscal year 2001 included a provision of EUR 84 million for corporate income taxes.
The notional tax rate was 33.8% of pre-tax income, down from 36.0% the preceding year. The decrease is mainly attributable to the Group's decision to file consolidated tax returns.

1.4.5 Minority Interests

Minority interests rose to EUR 18.4 million, compared to EUR 9.0 million in the preceding year.
The increase was due to the success of the joint venture with Euronext in the Netherlands and Belgium as well as to the success of our integration business in the Middle East.

1.4.6 Dividends

The Company has not distributed any dividends in the last five years and does not plan to distribute a dividend in respect of fiscal year 2001.

1.4.7 Net Income and Earnings Per Share

(in EUR millions)	FY 2001	FY 2000 [a]	% growth
Net income, before amortization of goodwill	146.3	90.2	+62%
Net income, after amortization of goodwill	123.0	70.5	+74%
Impact of conversion of dilutive securities	11.3	7.5	
Net income, before amortization of goodwill [b]	157.5	97.6	
Net income, after amortization of goodwill [b]	134.2	77.9	
Number of shares at year end (in thousands)	43,854	43,764	
Weighted-average number of shares (in thousands)	43,807	43,697	
Average number of shares, diluted (in thousands)	53,801	52,195	
Basic EPS, before amortization of goodwill (in euros)	3.34	2.06	+62%
Basic EPS, after amortization of goodwill (in euros)	2.81	1.61	+74%
Diluted EPS, before amortization of goodwill (in euros) [b]	2.93	1.87	+56%
Diluted EPS, after amortization of goodwill (in euros) [b]	2.49	1.49	+67%

(a) Figures for 2000 on a pro forma basis.

(b) Including impact of conversion of dilutive securities.

Net income before amortization of goodwill was EUR 146.3 million, 62 6 higher than the preceding year. Net income after amortization of goodwill shows a substantial 74% rise to EUR 123.0 m llion.

Net income was equal to 4.0% of revenue at December 31, 2001, up om 2.5% at December 31st, 2000.

At EUR 2.81, net earnings per Atos Origin share in 2001 an accretion of over 18% in relation to Atos' earnings per share at September 30th, 2000, prior to the merger with Origin.

1.4.8 Research and Innovation

During FY 2001, the Group reorganized its Research and Development n accordance with ICA (International Competencies & Alliances) for Consulting & Systems Integration activities and MS Glob al (Managed Services) for Outsourcing solutions. Atos Origin's aim is both to foresee new client requirements in order to offer them the most appropriate and innovative e-business and information technologies, and to integrate a global deliv ery organization.

To offer these services, it conducts research and development in the fol owing areas:

- commercial research by ICA and MS Global departments, and localiz d within the specific businesses of On-line Services (Multimedia, Card Transactions and CRM). Key Account Manager team . and Market Directors support the sales forces;
- technological research through a Group-wide program ("E-focus") anc through technological centers of excellence.

R&D expenditure, which is fully expensed within operating costs, repres ents around 3% of consolidated revenue.

1.5 BALANCE SHEET

1.5.1 Capital Employed

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000[a]
Goodwill (gross value)	503.1	386.2
Other intangible fixed assets	22.9	41.3
Tangible fixed assets	303.9	194.8
Investments	39.5	26.5
Total fixed assets	869.4	648.8
Working capital requirements	193.3	275.8
Capital employed	**1,062.7**	**924.6**
Revenue	**3,037.6**	**2,829.8**
CAPITAL EMPLOYED AS A PERCENTAGE OF REVENUE	**35%**	**33%**

(a) Figures for 2000 on a pro forma basis.

The ratio of capital employed to revenue, at 35%, remained stable in relation to the previous year.

The EUR 138 million increase on the previous year was primarily due to a EUR 117 million increase in goodwill (EUR 50 million in connection with Atos Euronext in the Netherlands and Belgium, and EUR 67 million from the acquisition of KPN's Datacenter business). The net increase of EUR 91 million in tangible and intangible fixed assets comprises EUR 128 million of net internal capital investment, together with EUR 96 million mainly due to the KPN Datacenter contract, less EUR 133 million in amortization and depreciation charges. This was offset by a decrease in working capital requirements of EUR 83 million (30%) over the period.
Working capital at December 31st, 2001 was EUR 193 million or 6.4% of revenue, down from 9.8% in the preceding year. As a result of the action plans implemented throughout the Group including the systematic tracking of accounts receivable, we were able to keep the receivables ratios stable in a period of payment pressure. The average collection period was 79 days at December 31st, 2001.
The improvement in working capital requirements may primarily be attributed to the rise in liabilities, particularly trade accounts payable, reflecting the optimization of purchase conditions, and to the increase in employee liabilities relating to the variable component of compensation, based on company results.

1.5.2 Return on Capital Employed

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000
Income from operations	261.2	175.2
Net income for the period	123.0	70.5
Add-back of interest expense, net of tax	7.1	6.5
Add-back of goodwill amortization	23.3	19.7
Net income before interest and goodwill amortization	**153.4**	**96.7**
Capital employed	**1,062.7**	**924.6**
RETURN ON CAPITAL EMPLOYED	**14.4%**	**10.4%**

Return on capital employed rose to 14.4%, mainly due to the increase in net income, and in spite of a 15% increase in capital employed.

1 MANAGEMENT DISCUSSION AND ANALYSIS

1.6 COMMON STOCK

The Company's common stock is traded on the Paris Euronext Premier Market. Royal Philips Electronics, the largest registered shareholder, held 48.6% of the common stock at December 31st, 2001. The other main shareholders at this date were BNP Paribas (4.9% of common stock) and *Caisse des Dépôts et Consignations* (C.D.C.) (2.1%).
At December 31st, 2001, the Company's common stock comprised 43,853,704 fully paid-up shares with a par value of EUR 1 each.
Voting rights are held in the same proportion of shares. However, Royal Philips Electronics has agreed, except in certain specific circumstances, to limit its voting rights to 35% of the total number of shares present or represented at Atos Origin shareholder meetings.
At December 31st, 2001, the common stock held by Company employees through employee shareholder ownership plans such as mutual funds and Corporate Savings Plans amounted to 311,161 shares, representing 0.7% of total common stock and voting rights.

The potential future dilution of common stock is not to exceed 9,994,499 new shares, or 18.6% of common stock after dilution. Of this total, 38% take the form of stock subscription options granted to employees (3,779,172), 14% of convertible bonds and 48% of stock subscription warrants, classes A and B, granted to Royal Philips Electronics.

During fiscal year 2001, the Management Board utilized the authorization given to it by the Annual General Meeting to repurchase Company shares on the stock market. At December 31st, 2001, the Company directly held 199,300 shares, or 0.45 % of total issued capital, in treasury stock repurchased pursuant to the above-mentioned authorization.

1.7 PROVISIONS FOR CONTINGENCIES AND LOSSES

(in EUR millions)	Dec. 31st, 2000	Dec. 31st, 2001	Change	Scope adj. changes 2001	FVA cash 2001	Restruc. cash 2002	Restruc. cash	Operations
Fair value adjustment Origin	129.0	75.2	(53.8)	15.2	(69.0)			
Merger / Integration	159.5	24.7	(134.8)	(0.4)		(121.0)	(13.4)	
Operations	60.1	58.2	(1.9)	6.6		(9.5)		1.0
Pensions	56.4	93.0	36.6	28.6				8.0
TOTAL	**405.0**	**251.1**	**(153.9)**	**50.0**	**(69.0)**	**(130.5)**	**(13.4)**	**9.0**

On October 1st, 2000, the Company made a number of fair value accounting adjustments to the opening balance sheet of Origin. Provisions were charged against equity to cover long-term software license commitments for which there was no corresponding business, commercial disputes, litigation and claims as well as previously identified employee-related and tax contingencies and losses to completion on fixed-price contracts. These provisions were increased by a further EUR 15 million in 2001, based on our final assessment of those contingencies. EUR 69 million was charged against these provisions in the period. At December 31st, 2001, the majority of the EUR 75 million balance related to commitments to purchase excess software licenses over a residual 5-year period and to employee and tax contingencies yet to be settled.

In November 2000, at the time of the Atos Origin merger, provision was also made against the opening equity of Origin to cover the cost of implementing a restructuring plan, including significant staff reductions, the rationalization of premises and data processing facilities, and discontinuing or disposing of a number of loss-making and non-core activities. In 2001, EUR 121 million was charged against these provisions to finance the cost of restructuring in the period, while EUR 14 million of restructuring provisions was accounted for as operating activities to cover restructuring costs in 2002. At December 31st, 2001, there remained EUR 25 million to cover restructuring actions and we expect this to be utilized during the first half of 2002.
Operating provisions relate routinely to commercial disputes, convertible bond redemption premiums, along

with miscellaneous contingencies and losses. They also include restructuring unrelated to the Atos Origin merger. Such provisions remained stable over the period.
The increase in retirement provisions is due primarily to retirement commitments for KPN employees, which the Group took on in connection with the acquisition of KPN's Datacenter business.

1.8 NET INDEBTEDNESS

(in EUR millions)	Dec. 31st, 2001
Net debt at beginning of period	**(113.5)**
Changes in cash from operating activities	396.6
Changes in cash from operating investments	(127.6)
Cash flow from current operations	**269.0**
Reorganization and restructuring	(140.3)
Origin opening balance sheet	(69.0)
Disposal of assets	33.6
Investments	(212.9)
Changes in other assets and liabilities	(2.0)
NET DEBT AT END OF PERIOD	**(235.1)**

In fiscal year 2001, operating activity generated EUR 397 million in cash flow, representing 13% of consolidated revenue.

Internal capital investment was EUR 128 million, or 4.2% of revenue. In fiscal year 2001, a larger share of investment (60%) went to specific measures aimed at client-focused development and higher productivity. 13% of investment was devoted to upgrading premises and equipment. Three quarters of such expenditures involved purchasing computer hardware and software from outside sources. France and the Netherlands, where business grew more briskly than elsewhere in 2001, accounted for 80% of total investment in the period. The aim was to meet the following challenges:
• growth in Managed Services, with rising volume as well as the signing of new contracts and renewal of existing ones,
• greater volume in the Multimedia field and the need for computer equipment suited to the products in this service line (Web-services, M-Commerce, etc.
• achieving critical mass production efficiency at Atos Origin, while staying abreast of current technological trends, notably network migration toward IP architectures,
• further simplification of organizational structures and consolidation of homogeneous activities within a single service line and the rationalization of premises in new sites more appropriate to Group's needs.
Restructuring payments included EUR 121 million released from Atos Origin merger provisions. A further EUR 9 million was released from operating provisions and restructuring charges of EUR 10 million were recorded as non-recurring items in the period.
Payments made in connection with merger fair value adjustment provisions amounted to EUR 69 million.
The Group made significant external investments amounting to EUR 213 million during the year including the acquisition of the Atos Euronext subsidiaries in Belgium and the Netherlands (EUR 27 million) and KPN's Data center business (EUR 163 million).
Based on closing net indebtedness of EUR 235 million at December 31st, 2001, the Group's net indebtedness to equity ratio stood at 49%.

1.9 COVERAGE OF POTENTIAL RISKS

Information pertaining to risks facing the Company, especially as regards the employee-related and environmental impact of its business, may be found in Paragraph 2.3.5 of the notes to the consolidated statements.

1.10 HUMAN RESOURCES

1.10.1 The Group Workforce

Changes in the Group Workforce

The workforce at Atos Origin decreased by about 2% between January 1st, 2001 and December 31st, 2001, from 26,916 to 26,278. Leaving aside the disposal of our call center business (2,608 employees at the beginning of the period) and the 1,040 employees taken on in connection with the new contract with KPN, the workforce grew by 4% in the period. Atos Origin recruited close to 6,000 people in fiscal year 2001, including almost 5,000 experienced information technology engineers.
The workforce in France experienced particularly strong growth, in line with revenue growth. In contrast, restructuring plans, which led to downsizing or higher productivity from existing resources, impacted our operations in a number of countries.

Workforce Breakdown by Geographical Area

	Employees Dec. 31st, 2001	Employees Dec. 31st, 2000	Change	Average employees 2001	Average employees 2000	Change
France(*)	8,419	9,732	- 3%	10,319	8,757	+18%
Netherlands	7,114	6,093	+ 7%	6,259	6,230	0%
EMEA	7,971	7,961	0%	7,848	7,967	-1%
Americas	1,517	1,881	- 9%	1,740	2,197	-21%
Asia-Pacific	1,147	1,088	- 5%	1,149	1,125	+2%
Corporate	110	161	- 2%	125	168	-26%
TOTAL	**26,278**	**26,916**	**2%**	**27,440**	**26,442**	**+4%**

(*) Change in the workforce at end of period 2001: +18% excluding call center business.

Workforce Breakdown by Service Line

	Employees Dec. 31st, 2001	Employees Dec. 31st, 2000	Change	Average employees 2001	Average employees 2000	Change
Consulting & Systems Integration	14,931	14,767	1%	14,607	15,226	-4%
Managed Services	8,185	6,630	+ 3%	7,313	6,384	+15%
On-line Services(*)	3,052	5,358	- 3%	5,395	4,665	+16%
Corporate	110	161	- 2%	125	168	-26%
TOTAL	**26,278**	**26,916**	**2%**	**27,440**	**26,442**	**+4%**

(*) Change in the workforce at end of period 2001: +11% excluding call center business.

1.10.2 Human Resources Policy

In its pursuit of excellence, Atos Origin considers its employees of vital importance to Group success.

The human resources program spans the full range of Atos Origin's commitments to its people: recruitment, integration, evaluation, career opportunities, development and contributing to Group growth.

• **Recruitment**, through a Group-wide campaign rolled out on-line and in over 20 publications around the world, backed up by various forms of recruitment on a local level. These include partnerships with major engineering schools (the "Job Train", organized in collaboration with the newspaper "Le Monde"), selection from within the Group of "Campus Managers" in charge of strengthening alumni ties to such schools, and key public events such as the Atos Origin Technology Forum and the Atos Origin Open House Days.

• **Integration**, by organizing Campus Days that give all new hires the opportunity to attend an orientation seminar in which senior management is involved.

In the associated "graduating class" programs, young sales and non-IT engineers receive several months of training from Atos Origin before taking up their positions.

• **Evaluation**, through regularly scheduled performance appraisal interviews for reviewing objectives and pinpointing skills required in the future.

• **Providing career opportunities** by encouraging job shifts via our Intranet portal, where vacancies in the Group are posted before being made public, and by encouraging occupational and geographical mobility in over 30 countries, through short-term (6-12 months) and long-term (1-5 years) assignments abroad.

The active involvement of Management Board members and line directors in assisting executives at all company levels is key to the success of the process.

• **Development**, through our ongoing GOLD Program (Global Organizational Leadership Development) set up for top-caliber employees, through ongoing training of sales and consulting staff and through a new program entitled the Atos Origin University, to be rolled out in the second half of 2002. The program includes seminars (in collaboration with the Institute of Management Development in Lausanne and INSEAD in Paris), and e-Learning and Atos Origin international discussion forum on the Group's Intranet. The goal is to forge global expert teams committed to sharing knowledge and best practices.

- **Contributing to Group growth** by means of the employee stock purchase plan described below.

1.10.3 Employee Turnover

Thanks to the Group's loyalty policy, and despite recruitment pressures in the high technology sector, employee turnover increased only slightly during the first half of 2001 to 15.2%. In the second half, the events of September 11th had the effect of relieving these pressures. Thus, by maintaining its policy, the Group managed to reduce employee turnover to 10.3% at period end.

1.10.4 Employee Stock Purchase Plan

In 1998, Atos (pre merger) set up an employee stock purchase plan for its workforce in France, based on a corporate savings plan (PEE) managed in a fund invested 90% in Atos stock and frozen for 5 years.
In 2000, the plan was extended to encompass employees of German and Spanish subsidiaries.
An extension of this scheme - the new "AOwner" plan - directed at Atos Origin Group employees will enable in 2002 our employees to purchase Atos Origin stock (or shares in a fund invested in Atos Origin stock, in accordance with the relevant local legislation) at a 20% discount in relation to the market price. Employees will also receive one stock subscription option for each lot of four shares purchased, provided a share and option embargo period. This plan should be offered to Atos Origin employees every year. That program should not create share dilution of more than 1% of the common stock.
During the last four years, three common stock issues have represented an increase in capital of close to EUR 17 million.

1.10.5 Stock Subscription Options

In December 2001, 646,750 stock subscription options were allotted to Group employees. With 1,296 beneficiaries, the number of employees receiving such options marked a 50% increase over the previous year.
During 2001, 89,308 stock subscription options have been exercized.
At December 31st, 2001, a total of 3,779,172 stock subscription options had been allotted to Group employees, representing about 8.6% of total undiluted common stock.

1.10.6 Directors' Compensation

Total compensation of EUR 3.6 million was paid to members of the Atos Origin Management Board and Supervisory Board (14 individuals) in fiscal year 2001, including EUR 0.15 million in directors' fees.

The summary table below presents information on total compensation (which includes salaries, bonuses and fringe benefits, director's fees) paid to the six members of the Management Board and the eight members of the Supervisory Board.

Directors	Compensation 2001	of which, director's fees
Dominique Bazy	€18,672	€18,672
Cor Boonstra	€18,672	€18,672
Bernard Bourigeaud	€1,141,479	
Hervé Couffin	€15,624	€15,624
Dominique Ferrero	€12,576	€12,576
Eric Guilhou	€410,484	
Jan Hommen	€21,720	€21,720
Dominique Illien	€706,840	
Wilbert Kieboom	€333,953	
Timothy G. Lomax	€326,826	
Henri Pascaud	€232,340	€21,720
Jean-François Théodore	€21,720	€21,720
Jans Tielman	€249,485	
Arie Westerlaken	€21,720	€21,720



FINANCIAL REPORT

PART 2

2. Financial Report

2.1 CONSOLIDATED FINANCIAL STATEMENTS

2.1.1 Auditors' Report on the Consolidated Financial Statements

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the consolidated financial statements of Atos Origin, drawn up in euros, for the year ended December 31st, 2001, presented on pages 21 to 46.

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31st, 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also verified the Group financial information given in the report entitled Management Discussion and Analysis, in accordance with professional standards applicable in France. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, March 12th, 2002

The Auditors,

Amyot Exco Grant Thornton	Deloitte Touche Tohmatsu
Member of Grant Thornton International	
Daniel Kurkdjian	Jean-Paul Picard
Gilles Hengoat	Jean-Marc Lumet

(This is a free translation of the original French text for information purposes only.)

2.1.2 Consolidated Income Statement

(in EUR millions)	Notes (*)	Period ended Dec. 31st, 2001 (12 months)	Period ended Dec. 31st, 2000 (15 months) (**)	Period ended Sept. 30th, 1999 (12 months) (**)
Revenue		**3,037.6**	**1,913.7**	**1,083.4**
Operating costs and expenses	2.3.2.a)	(1,227.9)	(818.8)	(500.9)
Personnel expenses	2.3.2.b)	(1,548.5)	(933.9)	(478.8)
Total operating expenses		**(2,776.4)**	**(1,752.7)**	**(979.7)**
Income from operations		**261.2**	**161.0**	**103.7**
% of revenue		**8.6%**	**8.4%**	**9.6%**
Net financial expense	2.3.2.c)	(9.6)	(5.8)	(2.6)
Net income on ordinary activities		**251.6**	**155.2**	**101.1**
Non-recurring items	2.3.2.d)	(2.9)	(42.1)	(8.4)
Corporate income tax	2.3.2.e)	(84.0)	(33.9)	(26.4)
Net income before equity affiliates, minority interests and amortization of goodwill		**164.7**	**79.2**	**66.3**
Share in income of equity affiliates		(0.1)	(0.3)	0.2
Minority interests	2.3.2.f)	(18.3)	(11.2)	(4.3)
Net income before amortization of goodwill		**146.3**	**67.7**	**62.2**
% of revenue		**4.8%**	**3.5%**	**5.7%**
Amortization of goodwill	2.3.4.a)	(23.3)	(19.2)	(14.7)
NET INCOME FOR THE PERIOD – GROUP SHARE		**123.0**	**48.5**	**47.5**
% of revenue		**4.0%**	**2.5%**	**4.4%**
NET EARNINGS PER SHARE				
(based on weighted average number of shares outstanding during the period)				
Weighted average number of shares (**) (***)		**43,806,925**	**26,064,573**	**21,230,098**
Earnings per share before amortization of goodwill (in euros)		3.34	2.60	2.93
Basic earnings per share (in euros)		2.81	1.86	2.24
Diluted average number of shares (***)		**53,801,424**	**34,562,790**	**24,048,019**
Earnings per share before amortization of goodwill (in euros)		2.93	2.10	2.69
Diluted earnings per share (in euros)		2.49	1.62	2.10

(*) See Notes to the consolidated financial statements (2.3.2).

(**) Fiscal year ended December 31st, 2000: Atos 15-month period, Origin 3-month period.
Fiscal year ended September 30th, 1999: Atos 12-month period.

(***) The 21.9 million new shares issued at the time of the Origin merger came into circulation on October 31st, 2000.

2.1.3 Consolidated Balance Sheet

(in EUR millions) ASSETS	Notes*	Dec 31st, 2001	Dec. 31st, 2000	Sept. 30th,1999
Goodwill	2.3.4.a)	405.4	310.0	232.2
Other intangible fixed assets	2.3.4.b)	22.9	41.3	21.3
Tangible fixed assets	2.3.4.c)	303.9	194.8	82.5
Investments	2.3.4.d)	39.5	26.5	9.3
Total fixed assets		**771.7**	**572.6**	**345.3**
Accounts and notes receivable, trade	2.3.4.e)	970.9	856.3	363.3
Other receivables, prepayments and accrued income	2.3.4.f)	260.1	244.4	89.8
Transferable securities	2.3.4.j)	83.2	49.5	97.3
Cash at bank and in hand	2.3.4.j)	93.3	80.8	52.6
Total current assets		**1,407.5**	**1,231.0**	**603.0**
TOTAL ASSETS		**2,179.2**	**1,803.6**	**948.3**

(in EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY	Notes*	Dec 31st, 2001	Dec. 31st, 2000	Sept. 30th,1999
Common stock	2.3.4.g)	43.9	43.8	21.4
Additional paid-in capital		35.2	32.9	24.0
Consolidated reserves		226.0	180.3	149.6
Translation adjustments		7.1	5.0	(0.1)
Net income for the period		123.0	48.5	47.5
Shareholders' equity – Group share		435.2	310.5	242.4
Minority interests	2.3.4.h)	43.5	19.4	14.9
Total shareholders' equity		**478.7**	**329.9**	**257.3**
Provisions for contingencies and losses	2.3.4.i)	**251.1**	**405.0**	**59.9**
Borrowings	2.3.4.j)	411.7	243.8	199.9
Accounts payable – trade	2.3.4.l)	423.2	335.1	154.6
Other liabilities, accruals and deferred income	2.3.4.m)	614.5	489.8	276.6
Total liabilities		**1,449.4**	**1,068.7**	**631.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,179.2**	**1,803.6**	**948.3**

(*) See Notes to the consolidated financial statements (2.3.4)

2.1.4 Consolidated Cash Flow Statement

(in EUR millions)	Period ended Dec. 31st, 2001	Period ended Dec. 31st, 2000 (1)	Period ended Sept. 30th, 1999 (2)
Net Income before equity affiliates, minority interests and amortization of goodwill	164.7	79.2	66.3
Depreciation, amortization and provisions	156.3	107.5	26.6
Exceptional depreciation, amortization and provisions	(198.8)	(33.2)	(30.6)
Net (gains)/losses on disposals of fixed assets	(20.1)	(1.1)	(16.8)
Deferred taxes	36.8	15.6	9.1
Net cash from operations before changes in working capital	138.9	168.0	54.6
Changes in working capital	48.9	(42.1)	(19.2)
Net cash from operating activities	**187.8**	**125.9**	**35.4**
Purchases of tangible and intangible fixed assets	(139.3)	(118.7)	(63.7)
Proceeds from disposals of tangible and intangible fixed assets	11.7	11.7	22.2
Net operating investments	(127.6)	(107.0)	(41.5)
Purchases of financial investments	(207.8)	(80.2)	(35.4)
Proceeds from disposals of financial investments	33.6	21.8	17.7
Net cash and cash equivalents of companies purchased or sold during the year	4.2	97.9	12.9
Net financial investments	(170.0)	39.5	(4.8)
Net cash used in investing activities	**(297.6)**	**(67.5)**	**(46.3)**
Common stock issues	2.4	9.0	8.6
Dividends paid to minority shareholders of subsidiaries	(4.4)	(6.7)	(1.3)
New loans	191.2	35.3	177.3
Repayments of long- and medium-term borrowings	(35.1)	(114.0)	(26.2)
Net cash from financing activities	**154.1**	**(76.4)**	**158.4**
Increase (Decrease) in cash and cash equivalents	**44.3**	**(18.0)**	**147.5**
Opening cash and cash equivalents	**130.3**	**149.9**	**2.4**
Increase (Decrease) in cash and cash equivalents	44.3	(18.0)	147.5
Impact of exchange rate fluctuations	1.9	(1.6)	-
Closing cash and cash equivalents	**176.5**	**130.3**	**149.9**
Opening net debt	**(113.5)**	**(50.0)**	**(41.5)**
Opening lease finance liabilities		(30.0)	
New loans	(191.2)	(35.3)	(177.3)
Repayments of long- and medium-term borrowings	35.1	114.0	26.2
Increase (Decrease) in cash and cash equivalents	44.3	(18.0)	147.5
Other movements (*)	(9.9)	(94.2)	(4.9)
Closing net debt	**(235.2)**	**(113.5)**	**(50.0)**

(1) Fiscal year ended December 31st, 2000: Atos 15 months, Origin 3 months.

(2) Fiscal year ended September 30th, 1999: Atos 12 months.

(*) "Other movements" include the net long and medium-term debt of companies purchased or sold during the year, the impact of foreign exchange rates on net debt and profit-sharing amounts payable to French employees transferred to debt.

2.1.5 Consolidated Statement of Changes in Shareholders' Equity

(in EUR millions)	Number of shares at period end	Common Stock	Addit. paid-in capital	Consolidated reserves	Translations Adjustments	Net income for the period	Equity, Group share	Minority interests	Total equity
September 30th, 1999	**21,366,235**	**21.4**	**24.1**	**149.6**	**(0.2)**	**47.5**	**242.4**	**14.9**	**257.3**
Common stock issues		0.5	8.8				9.3		**9.3**
Transfer of Origin Shares to Atos		21.9	180.6				202.5		**202.5**
Goodwill charged to paid-in capital			(180.6)				(180.6)		**(180.6)**
Translation adjustments					5.2		5.2	(0.1)	**5.1**
Appropriation of prior period net income				47.5		(47.5)	0.0		**0.0**
Net Income for the period						48.5	48.5	11.2	**59.7**
Lease finance adjustments				(2.7)			(2.7)		**(2.7)**
Treasury stock				(14.1)			(14.1)		**(14.1)**
Redemption of common stock							0.0	(3.6)	**(3.6)**
Dividends paid							0.0	(3.0)	**(3.0)**
December 31st, 2000	**43,764,396**	**43.8**	**32.9**	**180.3**	**5.0**	**48.5**	**310.5**	**19.4**	**329.9**
Common stock issues for cash		0.1	2.3				2.4		**2.4**
Translation adjustments				2.1	2.1		4.2		**4.2**
Appropriation of prior period net income				48.5		(48.5)	0.0		**0.0**
Net Income for the period						123.0	123.0	18.3	**141.3**
Treasury stock				(4.9)			(4.9)		**(4.9)**
Changes in Group structure							0.0	10.0	**10.0**
Dividends paid							0.0	(4.2)	**(4.2)**
December 31st, 2001	**43,853,704**	**43.9**	**35.2**	**226.0**	**7.1**	**123.0**	**435.2**	**43.5**	**478.7**

2.1.6 Segment Information

Information by Service Line

(in EUR millions)	Consulting & Systems Integration	Managed Services	On-Line Services	Corporate	Group
Period ended Dec. 31st, 2001					
Revenue	1,489.5	1,119.8	428.3		**3,037.6**
Income from operations	133.7	127.9	44.8	(45.2)	**261.2**
Fixed assets	48.3	226.4	45.7	6.4	**326.8**
Year-end number of employees	14,931	8,185	3,052	110	**26,278**
Period ended Dec. 31st, 2000 (*)					
Revenue	1,483.9	941.9	404.0		**2,829.8**
Income from operations	116.1	99.6	48.7	(89.3)	**175.2**
Year-end number of employees	14,767	6,630	5,358	161	**26,916**

(*) Pro forma figures (see note 2.3.3)

FINANCIAL REPORT 2

Information by Geographical Area

(in EUR millions)	France	The Netherlands	EMEA(1)	Americas(2)	Asia Pacific(3)	Corporate	Group
Period ended Dec. 31st, 2001							
Revenue	1,089.2	797.4	877.3	207.5	66.2		**3,037.6**
Income from operations	107.2	117.0	75.8	5.4	1.0	(45.2)	**261.2**
Fixed assets	141.6	132.8	30.6	7.4	8.0	6.4	**326.8**
Year-end number of employees	8,419	7,114	7,971	1,517	1,147	110	**26,278**
Period ended Dec. 31st, 2000(*)							
Revenue	951.5	668.7	864.0	268.4	77.2		**2,829.8**
Income from operations	105.4	88.2	75.2	(11.1)	6.8	(89.3)	**175.2**
Year-end number of employees	9,732	6,093	7,961	1,881	1,088	161	**26,916**

(1) Europe, Middle-East, Africa: Germany, Switzerland, Italy, Spain, Portugal, Andorra, Belgium, Luxembourg, United Kingdom, Poland, Austria, Hungary, Czech Republic, Saudi Arabia.

(2) United States, Canada, Mexico, Argentina, Brazil, Peru.

(3) Australia, China, Hong-Kong, India, Japan, Malaysia, Singapore, Taiwan, Thailand, The Philippines.

(*) Pro forma figures (see note 2.3.3)

2.2 SCOPE OF CONSOLIDATION

Major changes to the scope of consolidation during the period were as follows:

2.2.1 Acquisitions

January 2001: The company strengthened its partnership with Euronext through the acquisition by Atos Euronext of the entire common stock of the Dutch company AEX-information Technology B.V, renamed Atos Euronext Netherlands, for a consideration of EUR 22.5 million, and of the Belgian company Atos Euronext Belgium, for a consideration of EUR 4 million. Both companies were placed under the operating and financial management of Atos Euronext on January 1st, 2001 and are fully consolidated from this date.

March 2001: Atos Origin increased its interest in Atos Odyssée from 79% to 86% in accordance with the progressive stock purchase agreement.This additional interest was purchased for a consideration of EUR 1.6 million. Atos Odyssée is a French company included in the Consulting and Systems Integration Division.

April 2001: Atos Origin acquired the French company Inexis Conseil (Integration of SAP software packages) for a consideration of EUR 1.3 million.

October 2001: Atos Origin acquired the datacenter operations of KPN for a consideration of EUR 163 million. The company was renamed Atos Origin Telco Services.

2.2.2. Disposals

March 2001: The Group disposed of its 33% interest in Attol (France – Systems Integration). This disposal does not impact Group revenue as Attol was equity accounted.

May 2001: The Group disposd of its 60% interest in Securteam (Systems Integration). This company generated revenue of EUR 0.7 million during the period to May 2001.

November 2001: The Group disposed of its customer contact center business to SNT. These activities generated revenue of EUR 82 million during the 11-month period to November 2001.

2.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.3.1 Accounting Policies

With effect from January 1st, 2001, the consolidated financial statements have been prepared in accordance with the "new accounting rules and methods applicable to consolidated financial statements" approved by the Order of June 22nd, 1999, implementing the Accounting Standards Committee Regulation CRC 99-02.
These accounting policies do not differ from those previously adopted by the Group and detailed in the Notes to the consolidated financial statements presented in the 2000 annual report.
In accordance with the option offered by Regulation 99-02, Atos Origin has not retroactively adjusted investment and divestment transactions performed prior to January 1st, 2001.
With effect from January 1st, 2002, the Group will adopt CRC Regulation 00-06 regarding liabilities. Application of this regulation will not have a material impact on opening shareholders' equity of the next fiscal period.

Consolidation Rules

a) Methods of consolidation

The financial statements of companies over which Atos Origin (hereinafter referred to as "the Company") exercises exclusive control, whether directly or indirectly, are fully consolidated.
The financial statements of companies in which voting rights are split between the Company and another shareholder are consolidated as follows:

- companies over which the Company has effective control of their business operations are fully consolidated;
- companies over which the Company exercises significant influence are accounted for using the equity method. Significant influence is assumed to exist where more than 20% of voting rights are held.

Investments satisfying the above criteria but which are not intended to be held on a long-term basis or which are not material have not been consolidated.

b) Basis of consolidation

All companies are consolidated on the basis of financial statements or accounts drawn up to December 31st and adjusted, where necessary, in accordance with Group accounting policies.

c) Foreign companies

The balance sheets of subsidiaries which do not use the single European currency are translated into euros at year-end rates of exchange and their income statements are translated at average exchange rates for the year. The impact of exchange rate movements on the balance sheet and net income for the year is taken to shareholders' equity under "Translation adjustments".

d) Goodwill

Goodwill represents that portion of the difference between the cost of an investment and the Group's share in the adjusted net assets of the company acquired as of the date of acquisition, not allocated to fair value adjustments. Goodwill is amortized on a straight-line basis over the estimated period of benefit, not exceeding 20 years. The net value of goodwill is regularly reviewed taking into account any circumstances which may have significantly affected its fair value.

e) Origin goodwill

Atos signed a Transfer and Subscription Agreement on August 27th, 2000 under which Royal Philips Electronics transferred 98.2% of Origin common stock to Atos, in consideration for the issue of 19,532,732 Atos shares and 2,387,836 Atos shares each with two stock subscription warrants attached (ABSA).
The ABSA were divided immediately after issue into 2,387,836 shares and 4,775,672 stock subscription warrants.
On October 1st, 2000, following the fair value adjustment of Origin's assets and liabilities, the resulting goodwill was deducted from additional paid-in capital recognized at the time of the transfer, up to the amount thereof, in accordance with COB monthly bulletin No. 210 of January 1988. The residual balance was recorded in assets in the consolidated balance sheet.
The warrants will be recorded in the accounts on exercise. Additional goodwill shall be recognized and deducted from the corresponding additional paid-in capital.

Origin is included in the scope of consolidation from October 1st, 2000. The shareholders' meeting to approve the business transfer was held on October 31st, 2000, while the executive management bodies of the new Group came into effect on October 1st, 2000. Notional annual amortization of EUR 9.0 million would have been recorded in respect of the Origin goodwill had this not been partially offset against additional paid-in capital in fiscal year 2000.

f) Effective date of acquisitions and disposals

Net income of companies acquired or sold during the course of the fiscal year is recorded in the consolidated income statement with effect from the date control is acquired or up to the date of disposal respectively.

g) Research and development expenditure

Research and development expenditure in respect of specific applications or products is expensed in the period incurred.

h) Other intangible fixed assets

Other intangible fixed assets primarily comprise software acquired by the Group and amortized on a straight-line basis over periods specific to each acquisition, subject to a maximum of five years. The cost of software developed for internal or commercial use is generally expensed in the period incurred.
It may however be capitalized within intangible fixed assets where the following conditions are satisfied:

- the project is clearly identified and the corresponding costs are itemized and monitored in a reliable manner;
- the technical design feasibility of the software is demonstrated;
- the Group intends to produce, commercialize or use the software internally;
- a potential market exists for software intended for rental, sale or marketing in any other form and the utility of the software to the Group has been approved in the case of internal use;
- sufficient resources exist to carry the project through to commercialization or internal use;
- the Group possesses the management and monitoring tools necessary to satisfy these conditions.

Only costs incurred during the software production phase are capitalized, with costs incurred during design, user configuration and follow-up phases expensed in the period.
The Group holds a number of patents but has not granted any licenses in respect thereof. The Group incurs license fees in respect of licenses granted to it. These fees are recorded in the income statement under "Operating costs and expenses".

i) Tangible fixed assets

Tangible fixed assets are recorded at acquisition cost net of any interest expenses.
They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

- Buildings: .... 20 years
- Fixtures and fittings: .... 5 to 10 years
- Computer hardware: .... 3 to 5 years
- Vehicles: .... 4 years
- Office furniture and equipment: .... 5 to 10 years

Assets acquired under operating lease contracts are not capitalized.
Assets acquired under finance lease contacts are capitalized and the corresponding borrowing recorded in liabilities in the balance sheet.
The accounting policy adopted by the Group is consistent with IAS 17 "Leases".

j) Investments

Non-consolidated participating interests are stated at the lower of acquisition cost and fair value.
Fair value corresponds to fair value to the Group, taking into account the Group's share in adjusted net worth and the future profitability prospects of the Company.
A provision for impairment is recorded where the fair value of an investment falls below its acquisition cost.

k) Operating receivables

Operating receivables are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

l) Transferable securities

Transferable securities are recorded in the balance sheet at the lower of acquisition cost and market value. For listed securities, market value is equal to the stock market price at the fiscal year-end. SICAV units are recorded at net asset value. Unrealized capital gains are not recognized.

m) Provisions for contingencies and losses

Atos Origin merger provisions

These provisions concern the Atos Origin merger and break down as follows:

- fair value adjustment Origin: initially established to cover long-term commitments to purchase software licenses for which there was no corresponding business, disputes, litigation and claims as well as previously identified employee-related and tax contingencies and losses to completion on fixed-price contracts, and merger-integration:

- provisions for discontinued operations,
- provisions for reorganization (employee costs),
- provisions for real estate end data center rationalization (closure of business sites, regrouping, optimization, etc.).

Provisions for retirement benefits and similar commitments

The Group valuation policy for retirement benefits and similar commitments complies with IAS 19.

In accordance with the recommendations detailed in this standard, a periodic valuation of these commitments is performed by independent actuarial experts using the projected unit credit method. This actuarial method notably involves a number of assumptions regarding employee turnover, salary increases and the expected future return on plan assets. The discounted present value of these commitments is then calculated using a discount rate taking account of the financial environment in the different countries concerned and multiplied by a coefficient reflecting the remaining working life of employees before payment of the benefits provided by the different regimes.

The assets allocated to finance these employee commitments are recorded at fair value and the expected yield on plan assets is determined taking into account the make-up of investments.

Actuarial differences resulting from changes in assumptions, plan amendments or differences between actual and expected returns on plan assets, are amortized over the activity period or the expected remaining life of beneficiaries, in so far as they exceed the 10% "corridor" provided for by IAS 19.

Charges relating to defined benefit plans are expensed as incurred.

n) Debt issuance costs and bond redemption premiums

Debt issuance costs are included in deferred charges and released to the income statement on a straight-line basis over the life of the loan.

Bonds are recorded in liabilities in an amount corresponding to the issue proceeds and a provision raised over the life of the loan to cover the net-of-tax amount of the related premiums.

o) Financial instruments

The Group uses various financial instruments to hedge against foreign exchange and interest rate risks.

All hedging instruments are traded with leading counterparties.

Foreign exchange risks are hedged using forward contracts and currency swaps and interest rate risks using standard interest rate swap agreements.

Hedging gains and losses are matched against the loss or gain on the hedged item.

p) Revenue

Revenue corresponds to the proceeds from sales of services and equipment carried out by fully consolidated companies in the normal course of business.

Consulting & Systems Integration Division revenue from fixed-price contracts is recognized in line with the technical completion of projects. When income from fixed-price contracts to develop individual applications or integrated systems is recorded over the course of several fiscal years, it is recognized using the percentage completion method. The excess of costs over billings is recorded in the balance sheet under "Accounts and notes receivable – trade" and the excess of billings over costs under "Deferred income".

Managed Services Division revenue is generally determined based on a fixed-price and/or a number of IT work units.

On-line services Division revenue largely corresponds to transaction volumes and IT services rendered.

q) Net income on ordinary activities

Net income on ordinary activities comprises the results of operations and financing transactions of the various Group business lines and any write-downs of non-consolidated participating interests.

r) Non-recurring items

Non-recurring income and expenses relate to events and operations clearly outside the ordinary activities of the Group, which are neither frequent nor regular in occurrence.

s) Corporate income tax

The tax charge recorded in the Income Statement is the total of the current and deferred tax charge. The Group accounts for deferred tax using the liability method on all temporary differences between the book value and tax base of assets and liabilities recorded in the consolidated balance sheet, with the exception of goodwill and the undistributed earnings of consolidated companies.

The deferred tax charge is not discounted to present value. Deferred tax assets and liabilities are netted off at taxable entity level.
Deferred tax assets corresponding to temporary differences and tax loss carryforwards are recognized in the accounts and a provision raised where the likelihood of realization of taxable profits at tax entity level is considered low based on available historical and forecast information.
The accounting policy adopted by the Group is consistent with IAS 12 "Income Taxes".

t) Earnings per share

Earnings per share (basic and diluted) is calculated by dividing net income before or after amortization of goodwill by:
• the weighted average number of shares in issue during the period (basic earnings per share),
• the weighted average number of shares in issue during the period, plus the number of shares that could be issued as a result of the exercise in full of all convertible securities outstanding (diluted earnings per share).

2.3.2 Notes to the Consolidated Income Statement

a) Operating Costs and Expenses

(in EUR millions)	Period ended Dec. 31st, 2001 (12 months)	Period ended Dec. 31st, 2000 (15 months) (*)	Period ended Sept. 30th, 1999 (12 months)
Equipment, supplies and sub-contracting costs	(425.5)	(307.5)	(223.0)
Royalties paid to content providers	(50.3)	(58.4)	(41.9)
Real-estate operating costs	(112.9)	(65.4)	(33.7)
Equipment costs and maintenance	(149.2)	(96.1)	(69.5)
Travel and entertainment	(102.2)	(59.6)	(29.1)
Telecommunications	(114.4)	(68.0)	(41.9)
Depreciation and amortization	(136.5)	(88.7)	(36.9)
Net charge to operating provisions	(14.4)	(16.2)	10.4
Taxes other than corporate income tax	(25.1)	(12.0)	(13.3)
Other operating costs and expenses	(97.4)	(46.9)	(22.0)
TOTAL	**(1,227.9)**	**(818.8)**	**(500.9)**

(*) The 2000 final period covers an exceptional period of 15 months for Atos and 3 months for Origin: period 2001 and 2000 are not comparable.

b) Personnel Expenses

Analysis of personnel expenses

(in EUR millions)	Period ended Dec. 31st, 2001 (12 months)	Period ended Dec. 31st, 2000 (15 months) (*)	Period ended Sept. 30th, 1999 (12 months)
Wages and salaries	(1,187.0)	(678.7)	(338.8)
Social security contributions	(353.4)	(251.3)	(136.9)
	(1,540.4)	(930.0)	(475.7)
Employee profit-sharing (France only)	(8.1)	(3.9)	(3.1)
TOTAL	**(1,548.5)**	**(933.9)**	**(478.8)**

(*) The 2000 final period covers an exceptional period of 15 months for Atos and 3 months for Origin: period 2001 and 2000 are not comparable.

Breakdown of employee numbers by geographical region

Geographical region	Number of employees Dec. 31st, 2001	Number of employees Dec. 31st, 2000	Change	Average number of employees 2001	Average number of employees 2000	Change
France	8,419	9,732	-13%*	10,319	8,757	+18%
The Netherlands	7,114	6,093	+17%	6,259	6,230	0%
EMEA	7,971	7,961	0 %	7,848	7,967	-1%
Americas	1,517	1,881	-19%	1,740	2,197	-21%
Asia – Pacific	1,147	1,088	+5%	1,149	1,125	+2%
Corporate	110	161	-32%	125	168	-26%
TOTAL	**26,278**	**26,916**	**-2%**	**27,440**	**26,442**	**+4%**

(*) 18% increase in employee numbers, excluding call center activities.

Management compensation

Total compensation allocated between January 1st, 2001 and December 31st, 2001 to members of the Atos Origin S.A. Management Board and the Chairman of the Supervisory Board (7 individuals) amounted to EUR 4,590,000.
Members of the Atos Origin S.A. Supervisory Board received directors' fees of EUR 152,424 during the same period.

c) Net Financial Expense

Analysis of net financial expense

(in EUR millions)	Income	Expense	Period ended Dec. 31st, 2001 (12 months)	Period ended Dec. 31st, 2000 (15 months) (**)	Period ended Sept. 30th, 1999 (12 months)
Convertible bond issues (***)		(3.9)	(3.9)	(4.7)	(0.5)
Long and medium-term borrowings		(3.5)	(3.5)	(1.3)	(1.9)
Lease financing		(1.7)	(1.7)	(1.8)	(*)
Short-term borrowings			-	(0.4)	(2.2)
Net interest expense		**(9.1)**	**(9.1)**	**(8.2)**	**(4.6)**
Exchange gains and losses	6.1	(5.7)	0.4	(2.4)	0.6
Financial provisions (***)	0.3	(3.5)	(3.2)	(0.2)	(0.2)
Other financial income and expense	8.1	(5.8)	2.3	5.0	1.6
TOTAL	**14.5**	**(24.1)**	**(9.6)**	**(5.8)**	**(2.6)**

(*) The 1999 net interest expense is EUR 6 million after adjustment of the net expense for financial costs on lease finance contracts (EUR 1.4 million), following the change in method adopted by the Group with effect from October 1st, 1999.

(**) The 2000 final period covers an exceptional period of 15 months for Atos and 3 months for Origin: period 2001 and 2000 are not comparable.

(***) Charges to financial provisions included in the net financial expense 2001 total EUR 5.4 million:
- EUR 3.2 million in respect of non-consolidated participating interests
- EUR 2.2 million charged to the convertible bonds redemption premium provision.

Interest rate information

Average Group borrowings increased from approximately EUR 104 million in fiscal year 2000 to EUR 184 million in fiscal year 2001. The cost of borrowings fell to 5.2% from 5.5% last year.

d) Non-Recurring Items

Net non-recurring expenses of EUR 2.9 million, included the following:

• EUR 19 million integration and rationalization and reorganization costs including EUR 9 million provisions to cover restructuring planned in 2002;

• net capital gains of EUR 23 million realized on the disposal of assets, including minority, non-core businesses such as Attol in France and Securteam in Italy, and the disposal of the customer contact centers in France to SNT;

• other charges reported in fiscal year 2001 were incurred in connection with plans for changeover to the euro (EUR 3.2 million), provisions for contingencies and losses (EUR 2.6 million), notably employee-related, and impairment of assets (EUR 1.1 million).

e) Corporate Income Tax

Current and deferred taxes

(in EUR millions)	Period ended Dec. 31st, 2001 (12 months)			Period ended Dec. 31st, 2000 (15 months)			Period ended Sept. 30th, 1999 (12 months)		
	France	International	Total	France	International	Total	France	International	Total
Current taxes	(24.9)	(22.3)	**(47.2)**	(15.0)	(3.4)	**(18.4)**	(9.5)	(7.8)	**(17.3)**
Deferred taxes	(0.6)	(36.2)	**(36.8)**	(3.3)	(12.2)	**(15.5)**	(7.0)	(2.1)	**(9.1)**
TOTAL	**(25.5)**	**(58.5)**	**(84.0)**	**(18.3)**	**(15.6)**	**(33.9)**	**(16.5)**	**(9.9)**	**(26.4)**

The corporate income tax charge for the period ended December 31st, 2001 was EUR 84.0 million, representing a notional group tax rate of 33.8% of income before tax and amortization of goodwill.

(in EUR millions)	Period ended Dec. 31st, 2001	Period ended Dec. 31st, 2000
Net income on ordinary activities	251.6	155.2
Non-recurring items	*(2.9)*	*(42.1)*
NET INCOME BEFORE TAX AND AMORTIZATION OF GOODWILL	**248.7**	**113.1**

Effective rate of tax

The difference between the standard French corporate income tax rate and the effective tax rate breaks down as follows:

(in EUR millions)	Period ended Dec. 31st, 2001	Period ended Dec. 31st, 2000
Net income before tax but after amortization of goodwill	225.3	93.6
French standard tax rate	36.4%	37.7%
Theoretical tax charge at French standard rate	(82.0)	(35.2)
Impact of permanent differences	(8.6)	(7.2)
Foreign income taxed at different rates	2.7	2.5
Unrecognized deferred tax assets	5.8	6.2
Other	(1.9)	(0.2)
Group tax charge	**(84.0)**	**(33.9)**
Effective tax rate	**37.3%**	**36.2%**
Net income before tax and amortization of goodwill	248.7	113.1
Group tax charge	(84.0)	(33.9)
Notional Group tax rate	**33.8%**	**30.0%**

Breakdown of deferred tax assets by type and origin:

(in EUR millions)	Gross value	Provision	Net value
Tax losses carried forward	61.8	(46.3)	15.5
Temporary differences, adjustments and provisions	89.1	(26.9)	62.2
TOTAL	**150.9**	**(73.2)**	**77.7**

Deferred tax assets not provided represent profits recognized in the accounts, by tax unit, in respect of probable future tax savings. Such savings are restricted to the ability of each tax unit to recover these assets in the near future.
Deferred tax assets are not discounted to present value as the impact of discounting is not material at individual tax unit level and certain tax units are unable to produce a reliable reversal schedule.

The countries with the largest tax losses available for carry forward are the United States (EUR 44.1 million), Germany (EUR 30.9 million) and Brazil (EUR 17.3 million).

Tax losses carried forward are as follows:

(in EUR millions)	at Dec. 31st, 2001	at Dec. 31st, 2000	at Sept. 30th, 1999
Ordinary tax losses carried forward	**69.8**	**61.1**	**25.1**
2001	-	-	1.2
2002	1.4	1.6	2.4
2003	2.6	9.1	6.4
2004	4.1	11.1	15.1
2005	1.7	13.0	
2006	5.3		
Tax losses available for carryforward more than 5 years	54.7	26.3	
Evergreen tax losses carried forward	**63.2**	**69.9**	**21.3**
TOTAL TAX LOSSES CARRIED FORWARD	**133.0**	**131.0**	**46.4**

f) Minority Interests

The minority interest share in net income is EUR 18.3 million.

The most significant balances concern:

- Diamis, Astria, Bourse Connect and Atos Euronext, companies in partnership with Euronext, for EUR 10.8 million;
- Atos Processing Services (APS), a German payment services specialist, for EUR 2.2 million;
- Softtech, now Atos Origin Middle East, a Consulting and System Integration specialist in Saudi Arabia, for EUR 3.5 million.

g) Net Income and Earnings Per Share for the Last 3 Fiscal Periods

	Weighted average number of shares	Net income (in EUR millions)	Per share (in EUR)
12/31/01 (12 months)			
Net income on ordinary activities before tax	43,806,925	251.6	5.74
Net income on ordinary activities after tax		167.6	3.83
Net income (Group share) before amortization of goodwill		146.3	3.34
Net income before tax - Group share		207.0	4.73
Net income - Group share		123.0	2.81
12/31/00 (15 months)			
Net income on ordinary activities before tax	26,064,573	155.2	5.96
Net income on ordinary activities after tax		121.3	4.66
Net income (Group share) before amortization of goodwill		67.7	2.60
Net income before tax - Group share		82.4	3.16
Net income - Group share		48.5	1.86
09/30/99 (12 months)			
Net income on ordinary activities before tax	21,230,098	101.1	4.76
Net income on ordinary activities after tax		74.7	3.52
Net income (Group share) before amortization of goodwill		62.2	2.93
Net income before tax - Group share		73.9	3.48
Net income - Group share		47.5	2.24

h) Earnings Per Share

The Group applies the earnings per share calculation rules described in Note 2.3.1.t). Under this method it is assumed that funds received on the date of exercise of rights are invested at either the money market rate or the Group internal rate of return.

Basic and diluted earnings per share may be reconciled as follows:

	Period ended Dec. 31st, 2001 (12 months)	Period ended Dec. 31st, 2000 (15 months)	Period ended Sept. 30th, 1999 (12 months)
Net income - Group share [a]	123.0	48.5	47.5
Impact of the conversion of dilutive instruments	11.3	7.4	3.0
Diluted net income - Group share [b]	**134.3**	**55.9**	**50.5**
Weighted-average number of shares outstandings [c]	43,806,925	26,064,573	21,230,098
Impact of dilutive instriments:			
• Convertible bonds (OCEANE)	1,440,501	1,440,501	1,440,501
• Philips stock subscription warrants	4,774,826	4,774,826	-
• Stock subscription option plans	3,779,172	2,282,890	1,377,420
Diluted average number of shares outstandings [d]	**53,801,424**	**34,562,790**	**24,048,019**
Earnings per share in EUR [a]/[c]	2.81	1.86	2.24
Diluted earnings per share in EUR [b]/[d]	2.49	1.62	2.10

2.3.3 Pro Forma Income Statement

General Principles

Pro forma financial statements for fiscal years 1999 and 2000 have been prepared in order to present the financial position of the Atos Origin Group on a comparable basis, in accordance with the recommendations detailed in COB Bulletin No. 341 of December 1999.

The financial statements have been drawn up in accordance with Atos consolidation methods for the period ended December 31st, 2000 (15 months) and adjusted to reflect the new fiscal year of the Atos Origin Group (January 1st – December 31st). Control of Origin by Atos is considered effective from January 1st, 1999.

The Atos Origin pro forma consolidated financial statements have been prepared in accordance with French generally accepted accounting principles and the accounting policies presented in the Notes to the consolidated financial statements.

Pro Forma Consolidated Income Statement

(in EUR millions)	Period ended Dec. 31st, 2001	Period ended Dec. 31st, 2000	Period ended Dec. 31st, 1999
Revenue	**3,037.6**	**2,829.8**	**2,726.7**
Income from operations	**261.2**	**175.2**	**229.3**
% of revenue	**8.6%**	**6.2%**	**8.4%**
Net income for the period	**123.0**	**70.5**	**107.2**
% of revenue	**4.0%**	**2.5%**	**3.9%**
Weighted average number of shares	43,806,925	43,697,291	43,342,128
Earnings per share before amortization of goodwill (euros)	3.34	2.06	2.90
Basic earnings per share (euros)	2.81	1.61	2.47

2.3.4 Notes to the Consolidated Balance Sheet

a) Goodwill

(in EUR millions)	Sept. 30th, 1999	Acquisitions Charge	Disposals/ Reversal	Dec 31st, 2000	Acquisitions Charge	Disposals/ Reversal	Dec 31st, 2001
Gross value	**290.5**	104.2	(8.5)	**386.2**	123.4	(6.5)	**503.1**
Amortization	**(58.3)**	(19.2)	1.3	**(76.2)**	(23.3)	1.8	**(97.7)**
NET BOOK VALUE	**232.2**	**85.0**	**(7.2)**	**310.0**	**100.1**	**(4.7)**	**405.4**

Goodwill net book value totaled EUR 232.2 million as of September 30th, 1999, including EUR 95.6 million in respect of Sligos and EUR 47.8 million in respect of GSI. The EUR 104.2 million increase in goodwill gross value during the period to December 31st, 2000 primarily comprised EUR 71.2 million in respect of Atos Origin, EUR 17.9 million in respect of the joint venture created with Euronext and EUR 9.0 million in respect of the acquisition of Odyssée.

Goodwill was reduced by EUR 7.2 million, following the disposal of Phonepermanence and Managed Services contracts in the United Kingdom.

Goodwill movements between December 31st, 2000 and 2001 were as follows:

(in EUR millions)	
Net book value at Dec. 31st, 2000	310.0
Atos/Origin merger	(7.5)
Acquisitions	
• Atos Euronext (a)	49.8
• Atos Origin Telco Services (b)	66.5
• Other	14.6
Disposals	
• Customer contact centers	(4.7)
Amortization of goodwill	(23.3)
Net book value at Dec. 31st, 2001	**405.4**

(a) Expansion of the partnership in the Netherlands and Belgium

(b) KPN Datacenter

Origin goodwill as at December 31st, 2001 totaled EUR 63.7 million. This represents the definitive goodwill balance in accordance with French GAAP.

A number of adjustments were made to Origin goodwill during 2001 reducing it by EUR 7.5 million, as follows:

- EUR 15.9 million reduction following the recognition of deferred tax assets in respect of consolidated entities presenting an improved likelihood of recovery of tax losses in coming years,
- EUR 8.4 million increase, net of tax, following a EUR 15.8 million increase in provisions.

b) Other Intangible Fixed Assets

(in EUR millions)	Gross value	Amortization	Net value
September 30th, 1999	**51.2**	**(29.9)**	**21.3**
Additions, charges	18.0	(21.4)	(3.4)
Disposals, reversals	(11.5)	11.4	(0.1)
Other movements (*)	40.0	(16.5)	23.5
December 31st, 2000	**97.7**	**(56.4)**	**41.3**
Additions, charges	10.7	(18.2)	(7.5)
Disposals, reversals	(2.6)	1.5	(1.1)
Other movements (*)	(12.8)	3.0	(9.8)
December 31st, 2001	**93.0**	**(70.1)**	**22.9**

(*) The "Other movements" line corresponds to changes in Group structure and translation differences.

c) Tangible Fixed Assets

(in EUR millions)	Land	Buildings	Computer hardware	Other assets	Fixed assets in progress	Payments on account	Gross value
Gross value at Sept. 30th, 1999	**1.7**	**54.4**	**100.2**	**41.7**	**2.0**	**0.2**	**200.2**
Additions		13.9	68.5	12.9	1.3	0.8	97.4
Disposals		(10.3)	(40.2)	(29.3)	(0.3)		(80.1)
Other movements (*)	1.1	33.0	211.7	115.7	(1.6)	(0.2)	359.7
Gross value at Dec. 31st, 2000	**2.8**	**91.0**	**340.2**	**141.0**	**1.4**	**0.8**	**577.2**
Additions	0.7	17.9	82.6	20.8	5.3	0.5	127.8
Disposals	(0.5)	(19.8)	(33.2)	(32.0)		(0.6)	(86.1)
Other movements (*)	2.3	32.0	114.5	5.9	(1.1)	0.1	153.7
Gross value at Dec. 31st, 2001	**5.3**	**121.1**	**504.1**	**135.7**	**5.6**	**0.8**	**772.6**
Accumulated depreciation at Sept. 30th, 1999		**(26.7)**	**(63.9)**	**(27.1)**			**(117.7)**
Charge		(8.8)	(55.0)	(14.7)			(78.5)
Release		7.1	33.8	27.4			68.3
Other movements (*)		(15.6)	(149.0)	(89.6)		(0.3)	(254.5)
Accumulated depreciation at Dec. 31st, 2000		**(44.0)**	**(234.1)**	**(104.0)**	**0.0**	**(0.3)**	**(382.4)**
Charge		(9.5)	(84.9)	(19.9)			(114.3)
Release		12.9	24.3	30.1		0.2	67.5
Other movements (*)		(1.6)	(32.1)	(5.8)			(39.5)
Accumulated depreciation at Dec. 31st, 2001		**(42.2)**	**(326.8)**	**(99.6)**	**0.0**	**(0.1)**	**(468.7)**
Net book value at Dec. 31st, 2001	**5.3**	**78.9**	**177.3**	**36.1**	**5.6**	**0.7**	**303.9**

(*) The "Other movements" line primarily corresponds to finance lease adjustments and changes in Group structure.

2 FINANCIAL REPORT

d) Investments

Investments comprise investments in equity affiliates and non-consolidated participating interests, loans and guarantee deposits.
Investments in equity affiliates total EUR 1.1million and consist of the Group's 35% interest in the Japanese company TIS & Origin Consulting.
Investments in non-consolidated participating interests total EUR 21.1 million and break down as follows:
• unlisted securities of EUR 17.9 million, comprising the Group's 12.4% interest in the German company B+S Card Services (EUR 1.6 million);
• securities to be listed in the future of EUR 15.2 million representing a 14.20% interest in the Dutch company SNT received in exchange for the sale of the Group's customer contact center activities. The price of SNT's shares on the Amsterdam Euronext market on December 31st, 2001 was EUR 8.76 (Euronext code: 38390), giving an investment value of EUR 13.5 million. The 1,543,624 shares held comprise two tranches. The first tranche of 843,624 shares may not be sold before July 1st, 2002 and the second tranche (700,000 securities) not before March 31st, 2004;
• listed securities of EUR 1.3 million representing the Group's 0.03% interest in the US company Rational Software received in exchange for the sale of our interest in Attol; the market value of this interest as of December 31st is EUR 1.3 million (Nasdaq code: 75409P202).
Loans and guarantee deposits total EUR 17.3 million.

e) Accounts and Notes Receivable, Trade

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000(*)	Sept. 30th, 1999
Gross value	1,007.7	872.9	368.5
Provisions	(36.8)	(16.6)	(5.2)
Net book value	970.9	856.3	363.3
Payments on account and advances received	(87.8)	(47.6)	(52.0)
Deferred income and amount due to customers (incl. VAT)	(67.5)	(66.8)	(41.7)
Discounted notes not yet matured			1.8
Accounts receivable (incl. VAT)	**815.6**	**741.9**	**271.4**
Revenue (incl. VAT)	**3,668.3**	**870.5**	**1,277.8**
Number of days revenue outstandings	**79**	**77**	**76**

(*) The average customer turnover period in fiscal year 2000 was determined based on revenues for the months October to December 2000.

f) Other Receivables, Prepayments and Accrued Income

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Recoverable VAT	41.0	43.0	22.9
Tax-related assets (carry back, minimum tax charge, tax credits)(*)	34.1	53.2	11.1
Deferred tax assets	90.0	75.1	6.9
Amounts receivable on disposals of tangible assets and investments)(**)	17.5	1.0	10.5
Other receivables	30.7	36.0	16.9
Prepayments and accrued income	46.8	36.1	21.5
TOTAL	**260.1**	**244.4**	**89.8**

(*) Deferred tax assets are down EUR 19.1 million as a result of their utilization during 2001.

(**) Amounts receivable on asset disposals as of December 31st, 2001 comprise that portion of the customer contact center activities consideration receivable in 2002 and 2003.

g) Common Stock

(in EUR thousands)	Common stock at Sept. 30th, 1999	Common stock at Dec. 31st, 2000(*)	Common stock at Dec. 31st, 2001
Number of shares	21,366,235	43,764,396	43,853,704
Par value	EUR 1	EUR 1	EUR 1
TOTAL	**21,366.2**	**43,764.4**	**43,853.7**

(*) Issue of 21.9 million shares on October 31st, 2000 as a result of the merger with Origin.

The following common stock issues were carried out in fiscal year 2001:

			(in EUR thousands)	
Date of Management Board meeting	Description	Number of shares issued	Impact on common stock	Impact on additional paid-in capital
December 31st, 2001	Exercise of stock options	89,308	89.3	2,277.7
TOTAL		**89,308**	**89.3**	**2,277.7**

h) Minority Interests

Minority interests in shareholders' equity total EUR 43.5 million. The most significant balances concern:

- Atos Euronext SBF, Bourse Connect and companies in partnership with Euronext: EUR 32.5 million,
- Atos Processing Services (APS), a German payment specialist company: EUR 4.7 million,
- Atos Origin Middle-East: EUR 3.7 million.

i) Provisions for Contingencies and Losses

(in EUR millions)	Sept. 30th, 1999	Other(*)	Charge	Release	Dec. 31st, 2000	Other(*)	Charge	Release	Dec. 31st, 2001
Fair value adjustment Origin	**0.0**	173.0		(44.0)	**129.0**	15.2		(69.0)	**75.2**
Merger integration	**0.0**	164.9	19.0	(24.4)	**159.5**	(0.4)	0.7	(135.1)	**24.7**
Operating provisions	**43.2**	20.6	32.2	(35.9)	**60.1**	6.5	36.2	(44.6)	**58.2**
Pensions	**16.7**	36.1	8.8	(5.2)	**56.4**	28.6	9.8	(1.8)	**93.0**
TOTAL	**59.9**	**394.6**	**60.0**	**(109.5)**	**405.0**	**49.9**	**46.7**	**(250.5)**	**251.1**

(*) The "Other" column comprises adjustments to the opening balance sheet, changes in Group structure and translation differences.

On October 1st, 2000, the company made a number of fair value accounting adjustments to the opening balance sheet of Origin. Provisions were charged against equity to cover long-term software license commitments for which there was no corresponding business, commercial disputes, litigation and claims as well as previously identified employee-related and tax contingencies and losses to completion on fixed-price contracts. These provisions were increased by a further EUR 15 million in 2001, based on our final assessment of those contingencies. EUR 69 million was charged against these provisions in the period. At December 31st, 2001, the majority of the EUR 75 million balance related to commitments to purchase excess software licenses over a residual 5-year period and to employee and tax contingencies yet to be settled.

Merger integration

(in EUR millions)	Sept. 30th, 1999	Changes in Group structure & translation differences	Charge	Release	Dec. 31st, 2000	Changes in Group structure & translation differences	Charge	Release	Dec. 31st, 2001
Merger integration									
Discontinued operations	**0.0**	20.9		(13.7)	**7.2**	6.7		(13.9)	**0.0**
Reorganization	**0.0**	125.2		(10.2)	**115.0**	(3.6)		(91.2)	**20.2**
Rationalization	**0.0**	19.4	0.0	(0.3)	**19.1**	(1.9)		(14.1)	**3.1**
Integration costs	**0.0**	(0.6)	19.0	(0.2)	**18.2**	(1.6)	0.7	(15.9)	**1.4**
TOTAL	**0.0**	**164.9**	**19.0**	**(24.4)**	**159.5**	**(0.4)**	**0.7**	**(135.1)**	**24.7**

In November 2000, the Atos Origin merger provision was also made against the opening equity of Origin to cover the cost of implementing a restructuring plan, including significant staff reductions, the rationalization of premises and data processing facilities, and discontinuing or disposing of a number of loss-making and non-core activities. In 2001, EUR 121 million was charged against these provisions to finance the cost of restructuring in the period, while EUR 14 million of restructuring provisions was accounted for as operating activities to cover restructuring in 2002. At December 31st, 2001, there remained EUR 25 million to cover restructuring actions and we expect this to be utilized during the first half of 2002.

Operating provisions

(in EUR millions)	Sept. 30th, 1999	Changes in Group structure & translation differences	Charge	Release	Dec. 31st, 2000	Changes in Group structure & translation differences	Charge	Release	Dec. 31st, 2001
Provisions for project commitments	**6.9**	6.9	10.9	(8.1)	**16.6**	0.1	11.9	(10.5)	**18.1**
Euro &Y2K	**5.2**	3.3	3.1	(8.6)	**3.1**			(3.1)	**0.0**
Other	**31.1**	10.4	18.1	(19.2)	**40.4**	6.4	19.6	(26.3)	**40.1**
TOTAL	**43.2**	**20.6**	**32.1**	**(35.9)**	**60.1**	**6.5**	**31.5**	**(39.9)**	**58.2**

Operating provisions relate routinely to commercial disputes, convertible bond redemption premiums, along with miscellaneous contingencies and losses. They also include restructuring unrelated to the Atos Origin merger. Such provisions remained stable over the period.

Pensions

(in EUR millions)	Sept. 30th, 1999	Changes in Group structure & translation differences	Charge	Release	Dec. 31st, 2000	Changes in Group structure & translation differences	Charge	Release	Dec. 31st, 2001
TOTAL	**16.7**	**36.1**	**8.8**	**(5.2)**	**56.4**	**28.6**	**9.8**	**(1.8)**	**93.0**

The increase in retirement provisions is due primarily to retirement commitments for KPN employees, which the Group took on in connection with the acquisition of KPN's Data center business.

The Atos Origin Group offers its employees several post-retirement benefits and benefits contingent on the accumulation of a number of years service within the Group. These include defined benefit pension schemes and retirement termination payments.

The terms and conditions of these schemes (services, financing and asset investment policy) vary according to applicable legislation and regulations within each country.
The largest commitments concern entities located in the United Kingdom and the Netherlands, where Group employee pensions are primarily assured by separate legal entity pension funds, jointly administered by employees and management. Commitments are funded by employer and employee contributions and the return obtained on plan assets, is generally invested in shares and bonds. The solvency of the fund is monitored by local regulators and is reviewed as part of periodic actuarial valuations aimed at ensuring that contribution levels are sufficient to cover pension benefits.
Certain other Group entities, primarily in France and Germany, offer complementary pension schemes aimed at increasing expected pension benefits provided by mandatory schemes, together with retirement termination payments and long-service bonuses provided for by industry-wide collective bargaining agreements.

The principal assumptions incorporated in the actuarial valuations, performed in accordance with IAS 19 recommendations, are as follows:

	United Kingdom	The Netherlands	Other Euroland countries
Rate of salary increase	4.5%	2.5%	2 to 3%
Expected return on plan assets	6.5%	7.0%	n/a
Discount rate	5.8%	6.0%	5.8% to 6.0%

As the most significant defined benefit scheme commitments primarily concern entities purchased during fiscal year 2000, prior year comparative figures are of little relevance.

j) Net Debt

(in EUR millions)	Dec. 31st, 2001						Dec. 31st, 2000	Sept. 30th, 1999
		Falling due within						
	Total	1 year	2 years	3 years	4 years	5 years or more	Total	Total
Bonds	(173.0)	(0.5)		(172.5)			(173.0)	(173.0)
Finance leases	(27.1)	(14.2)	(10.0)	(2.4)	(0.2)	(0.3)	(32.3)	(*)
Long-term borrowings	(181.3)	(2.0)	(10.0)	(2.1)	(2.1)	(165.1)	(26.0)	(21.6)
Other borrowings	(30.3)	(9.1)	(2.2)	(2.5)	(3.2)	(13.3)	(12.5)	(5.3)
Total borrowings	**(411.7)**	**(25.8)**	**(22.2)**	**(179.5)**	**(5.5)**	**(178.7)**	**(243.8)**	**(199.9)**
Transferable securities	83.2	83.2					49.5	97.3
Cash at bank and in hand	93.3	93.3					80.8	52.6
Total cash and cash equivalents	**176.5**	**176.5**					**130.3**	**149.9**
TOTAL NET DEBT	**(235.2)**	**150.7**	**(22.2)**	**(179.5)**	**(5.5)**	**(178.7)**	**(113.5)**	**(50.0)**

* Finance lease adjustments increased pro forma net debt by EUR 30 million in 1999.

Fixed- and floating-rate borrowings break down as follows:

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Fixed-rate borrowings	(178.8)	(217.0)	(177.7)
Floating-rate borrowings	(232.9)	(26.8)	(22.2)
Total borrowings	**(411.7)**	**(243.8)**	**(199.9)**

Fixed-rate borrowings primarily consist of convertible bonds and finance lease contracts. Floating-rate borrowings primarily consist of the syndicated loan and credit facilities and overdrafts used occasionally by Group companies. All borrowings are denominated in euros.

Convertible bonds (1999-2004)

In June 1999 Atos carried out a EUR 172.5 million convertible bond issue, represented by 1,440,501 bonds with a nominal value of EUR 119.8.The bonds pay interest at 1% per year.They are redeemable on October 1st, 2004 at a price of EUR 131.4, representing a yield to maturity of 2.75%, or at any time as from October 1st, 2002 at the issuer's initiative, with a premium.

The bonds may be converted at any time as from July 6th, 1999, on the basis of one share per bond.

Syndicated loan (2001-2006)

On December 20th, 2001, Atos Origin secured a syndicated loan for an initial amount of EUR 250 million, in order to finance the acquisition of the KPN data centers and other future growth operations.

The principal characteristics of this syndicated loan are as follows:

- 5 year revolving credit facility,
- Expiry date: September 26th, 2006,
- Floating rate interest indexed to Euribor.

As of December 31st, 2001, this facility had been drawn down in the amount of EUR 163 million.

An interest rate swap fixing the rate payable was entered into in respect of the syndicated loan.

The syndicated loan contract does not provide for a security over the Group's assets.

k) Financial Instruments

Market value of financial instruments

Cash at bank and in hand, short-term deposits, trade accounts receivable, bank facilities and trade accounts payable

Given the short-term nature of these instruments, the Group considers their book value to represent a reasonable approximation of their market value as of December 31st, 2001.

Medium- and long-term borrowings

The market value of medium- and long-term borrowings as of December 31st, 2001 is estimated at EUR 343.6 million based on:

- the book value of the syndicated loan,
- the market value of the convertible bonds.

The net book value of the syndicated loan and the convertible bonds as of December 31st, 2001 represent an amount of EUR 336.0 million.

Derivatives

The Group uses standard interest rate swap contracts entered into with leading bank counterparties in the management of its borrowings. As of December 31st, 2001, Atos Origin held a hedge contract in the amount of EUR 163 million, covering that part of the syndicated loan drawn down at this date.

The average fixed rate of interest guaranteed by swaps entered into during fiscal year 2001 exceeds that available on financial markets as of December 31st, 2001.

The discounted present value of the interest rate differential applied to the residual terms of the swap contracts is estimated at EUR 6.2 million.

This valuation only concerns derivatives with a period to maturity in excess of one year.

Management of counterparty risks

The Group has a strict policy of analyzing counterparty risks. The Group manages the counterparty risks relating to its commercial activities by maintaining a diversified customer portfolio and using risk monitoring instruments. The Group controls the counterparty risk relating to its investments and market transactions by rigorously selecting a range of leading, diversified bank counterparties. As such, the Group considers its exposure to credit risk to be minimal.

Exposure to market risk

Exposure to foreign exchange risk

The Group's monetary assets comprise loans and borrowings, transferable securities and cash at bank and in hand. Monetary liabilities comprise borrowings, operating and other liabilities. A large part of Group commercial and financial transactions are euro-denominated.

The Group has implemented a foreign exchange management policy covering positions resulting from commercial and financial transactions performed in currencies other than the euro. The Group is primarily exposed to movements in the GBP and USD.

This policy involves the hedging of all foreign currency invoices once the transaction commitment becomes firm. The Group uses forward contracts and foreign exchange swaps for hedging purposes.

Exposure to interest rate risk

Exposure to interest rate risk encompasses two types of risk:

- a price risk in risk of fixed-rate financial assets and liabilities. For example, by contracting a fixed-rate liability, the Company is exposed to opportunity risk should interest rates fall. A change in interest rates would impact the market value of fixed-rate financial assets and liabilities but would not impact financial income and expenses and, as such, future net income of the Company up to maturity of these assets and liabilities;
- a cash-flow risk in risk of floating-rate financial assets and liabilities. The Group does not believe that a change in interest rates would have a material impact on the value of floating-rate financial assets and liabilities.

l) Accounts and Notes Payable, Trade

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Trade payables	403.2	326.0	142.8
Amounts payable on assets	20.0	9.1	11.8
TOTAL	**423.2**	**335.1**	**154.6**

The increase in trade payables as of December 31st, 2001 reflects the alignment of Origin supplier settlement terms and conditions with those practiced by Atos.

m) Other Liabilities, Accruals and Deferred Income

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Payments on account received on orders	87.8	47.6	52.0
Employee-related liabilities	189.8(*)	123.7(*)	46.0
Social security and other employee welfare liabilities	111.5	99.0	43.0
VAT payable	95.3	91.7	54.4
Corporate income tax payable	35.2	27.4	13.4
Deferred tax liabilities	12.3	12.2	7.0
Liabilities on acquisitions of participating interests	5.0	4.1	9.9
Miscellaneous creditors and other operating liabilities	32.0	37.9	19.0
Accruals and deferred income	45.6	46.2	31.9
TOTAL	**614.5**	**489.8**	**276.6**

(*) The increase in Employee-related liabilities is partly due to the introduction of results-based remuneration systems within the entities: 2001 financial performance impacts directly on remuneration. In addition, the year-end bonuses payable to Atos Group companies cover the full 12 months of 2001, compared to only 3 months as of December 31st, 2000.

2.3.5 Off-Balance Sheet Commitments

Finance Lease Commitments

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Minimum future lease payments due in			
1 year	14.2	16.4	16.8
2 years	10.0	9.9	11.9
3 years	2.4	5.2	4.1
4 years	0.2	0.5	1.2
5 years	0.2	0.2	0.3
More than 5 years	0.1	0.2	0.5
TOTAL	**27.1**	**32.4**	**34.8**

Other Financial Commitments

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Commitments given			
Pledges, securities, guarantees	149.3	56.0	30.3
Discounted notes not yet matures	-	-	1.8
Commitments received			
Pledges, securities, guarantees	-	-	3.2
Other commitments			
Retirement commitments not funded by provisions	3.7	3.9	2.0

Pledges, securities and guarantees given in the amount of EUR 149.3 million break down as follows:

(in EUR millions)	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Supplier warranties	15.2	-	-
Customer warranties(*)	97.0	21.0	5.6
Seller warranties	0.5	1.0	12.2
Premises	17.4	25.0	7.8
Taxation and other	19.1	8.9	4.7
TOTAL	**149.3**	**56.0**	**30.3**

(*) a commitment was given to KPN pursuant to the acquisition of its End User Services business, in order to guarantee the proper completion of service contracts. A warranty equal to 15% of the total annual value of the contract, subject to a maximum annual amount of EUR 13.5 million (EUR 80 million over the term of the contract) was granted.

Other Commitments

Atos Origin undertook to issue common stock on the exercise of the unattached stock subscription warrants allotted to Royal Philips Electronics in consideration for the transfer of Origin stock.

The warrants fall into two categories, conferring entitlement to subscribe for one Atos Origin share where the following conditions are satisfied:

• category one (class A warrants): the weighted average stock market price of the Atos Origin share over 12 consecutive stock market sessions during a period ending June 30th, 2002 exceeds EUR 156;

• category two (class B warrants): the weighted average stock market price of the Atos Origin share over 12 consecutive stock market sessions during a period ending June 30th, 2003 exceeds EUR 208;

Since the effective realization of the stock transfer on October 31st, 2000, the weighted average stock market price over any 12 consecutive stock market sessions has not enabled the warrant exercise threshold to be reached.

Claims and Litigation

In recent years, certain Group companies have been subject to tax audits in the normal course of business. The Group considers that it has sound arguments to successfully contest the proposed reassessments.

The subsidiary Atos Origin Brazil has also been the subject, since 1998, of several actions by employee-protection bodies, regarding contributions payable and the number of employees concerned.

Management is not aware of any claims or litigation likely to have a material impact on the consolidated results or assets of the Group, that are not adequately covered by provisions recorded in the balance sheet as of December 31st, 2001. At this date, provisions recorded by the Group to cover identified disputes total EUR 32.9 million.

Other Risks

Industrial and environmental risks

As the Group is a service provider it is not exposed to any material environmental risks.

Coverage of risks to which the Company may be exposed

The Company holds a number of policies with reputable international insurance companies, providing third party and professional liability coverage. The coverage provided by these policies is adequate given the activities of the Group and the insurance excess thresholds are relatively low.

In addition, the Company has an asset insurance policy encompassing operating losses and covering, inter alia, all activities of the Company in the principal countries where it operates.

Fraud and IT malicious acts are specifically insured, including within the Operating loss clause.

Other specific risks

Suppliers

Atos Origin is not, in its opinion, dependent on one or more suppliers. However, global industrial agreements and technological alliances have been entered into with certain suppliers.

Customers

The five largest customers in fiscal year 2001 generated 31% of Group revenue. The Group's 42 largest customer accounts represent more than 55% of revenue. Excluding Philips, which now represents 17% of revenue and Euronext, 7%, no single customer generated more than 3% of total Atos Origin revenue in 2001.

Employee-related risks

Employee management within the Group is a priority for the Management Board. The close attention paid to human resource issues limits considerably any employee-related risks.

2.4 SCOPE OF CONSOLIDATION AS OF DECEMBER 31ST, 2001

	Percentage interest	Consolidation method(*)	Percentage control	Address
HOLDING COMPANY				
Atos Origin SA		Consolidating parent company		3, place de la Pyramide – 92800 Puteaux
Atos Origin International SAS	100	FC	100	3, place de la Pyramide – 92800 Puteaux
Atos Origin BV	100	FC	100	Polarisaveneue 97, 2132 JH Hoofddorp
Atos Origin International BV	100	FC	100	Polarisaveneue 97, 2132 JH Hoofddorp
France				
A2B	51	FC	51	3, place de la Pyramide – 92800 Puteaux
Astria	50	FC	50	18, avenue d'Alsace – 92400 Courbevoie
Atos Euronext	50	FC	50	Palais de la Bourse, Place de la Bourse – 75002 Paris
Atos Origin Formation	100	FC	100	7/13, rue de Bucarest – 75008 Paris
Atos Origin Infogérance	100	FC	100	3, place de la Pyramide – 92800 Puteaux
Atos Origin Intégration	100	FC	100	18, avenue d'Alsace – 92400 Courbevoie
Atos Origin Multimédia	100	FC	100	3, place de la Pyramide – 92800 Puteaux
Atos Origin Enterprise Services	100	FC	100	3, place de la Pyramide – 92800 Puteaux
Atos Origin Services	100	FC	100	3, place de la Pyramide – 92800 Puteaux
Atos TPI	51	FC	51	3, place de la Pyramide – 92800 Puteaux
Atos Odyssée	86	FC	86	372, rue Saint-Honoré – 75001 Paris
Bourse Connect	59	FC	59	4, rue de la Bourse – 75002 Paris
Diamis	30	FC	30	18, avenue d'Alsace – 92400 Courbevoie
Mantis	100	FC	100	24, rue des Jeûneurs – 75002 Paris
Monémag	100	FC	100	3, place de la Pyramide – 92800 Puteaux

	Percentage interest	Consolidation method [*]	Percentage control	Address
The Netherlands				
Atos Euronext (Netherlands)	50	FC	50	Beursplein 5, 1012 JW Amsterdam
Atos Origin IT Nederland B.V.	100	FC	100	Koningin Wilhelminalaan 3, 3527 LA Utrecht
Atos Origin IT Systems Management Nederland BV	100	FC	100	Groenewoudseweg 1, 5621 BA Eindhoven
Atos Origin Telco Services	100	FC	100	Henri Dunantlaan 2, 9728 HD Groningen
EMEA				
Austria				
Atos Origin Information Technology GmbH	100	FC	100	Triester Strasse 66, Postfach 289, A-1101 Vienna
Belgium				
Atos Euronext (Belgium)	50	FC	50	Place de la Bourse, Palais de la Bourse, 1000 Bruxelles
Atos Origin Belgium N.V.	100	FC	100	Minervastraat 7, B 1930 Zaventem
Origin International Competencies and Alliances (ICA)	100	FC	100	Imperiastraat 12, B 1930 Zaventem
Germany				
Atos Origin GmbH	100	FC	100	Curiestraße 5 - D70563 Stuttgart
Atos Origin Processing Services GmbH	52	FC	52	Hahnstraße 25, 60528 Frankfurt
Hungary				
Atos Origin Information Technology Kft	100	FC	100	Fehérvari ut. 84 A, H-1119 Budapest
Italy				
Atos Origin Multimedia	100	FC	100	Via F. Gonin 56 – 20147 Milano
Atos Origin SpA	100	FC	100	Piazza IV Novembre 3 – 20124 Milano
Luxembourg				
Atos Origin Luxembourg S.A.	100	FC	100	ZA Bourmicht – L 8070 Bertrange
Poland				
Atos Origin Sp.z.o.o.	100	FC	100	Al. Jerozolimskie 195 b 02-222 Warszawa
Portugal				
Atos Origin Portuguesa (Tecnologias de Informaçao), LDA	100	FC	100	Taguspark, Ed. Inovaçao III, no. 512, 2780-920 Porto Salvo
Saudi Arabia				
Origin Softtech	75	FC	75	Po Box 30862 – Al Khobar 31952 – Saudi Arabia
Spain				
Atos ODS Origin	98	FC	98	Calle Sardenya 521/523 - 08024 Barcelona
Twinsoft (Espagne)	50	FC	50	C/cerro del castena 72, 28034 Madrid
Switzerland				
Atos Origin (Schweiz) AG	100	FC	100	Industriestrasse 19 – 8304 Wallisellen
United Kingdom				
Atos Origin UK Limited	100	FC	100	Whyteleafe Business Village, Whyteleafe Hill, Whyteleafe, Surrey CR3 0AT
Atos Origin Compower Limited	100	FC	100	Whyteleafe Business Village, Whyteleafe Hill, Whyteleafe, Surrey CR3 0AT
ASIA PACIFIC				
Australia				
Atos Origin Australia Pty Limited	100	FC	100	Philips House Level 16 - 15 Blue Street North Sydney NSW 2060
China				
Atos Origin Information Technology (Shangai) Co. Ltd.	100	FC	100	Room 1103-B4 -Pu Dong Software Park 498 Guo Shou Jing Road Zhang Jiang Hi-Tech. Zone - Shangai 201203, P.R.
Atos Origin Hong Kong Ltd.	100	FC	100	43/F Hopewell Centre, 17 Kennedy Road 17 Kennedy Road, Wanchai

	Percentage interest	Consolidation method (*)	Percentage control	Address
India				
Atos Origin India Private Limited	100	FC	100	Unit No. 126/127, SDF IV, SEEPZ, Andheri (East), Mumbai - 400 096
Malaysia				
Atos Origin (Malaysia) Sdn. Bhd.	100	FC	100	5th Floor, Menara Merais, No.1, Jalan 19/3, 46300 Petaling Jaya, Selangor Darul Ehsan, West Malaysia
Singapore				
Atos Origin (Singapore) Pte	*100*	FC	100	*8 Temasek Boulevard, # 07-01 Suntec Tower Three,* Singapore 038988
Taiwan				
Atos Origin Taiwan Ltd.	100	FC	100	9F., No.117, Sec 3, Ming Sheng E. Rd., Taipei 105, Taiwan
Thailand				
Atos Origin IT (Thailand) Limited	100	FC	100	200 Moo 4, 25th Floor, Jasmine International Tower, Room No. 2502, Chaengwattana Road, Pakkret, Nonthaburi 11120, Thailand
NORTH AND SOUTH AMERICA				
Argentina				
Atos Origin Argentina S.A.	100	FC	100	Vedia 3892 P.B., capital federal, C1430 DAL Buenos Aires, Argentina
Brazil				
Atos Origin Brasil Ltda.	100	FC	100	Rua Itapaiuna, 2434 - 2° andar- Parte, Santo Amaro, Sao Paulo
Mexico				
Atos Origin Mexico, S.A. de C.V.	100	FC	100	Mariano Escobedo n°510 PH, Colonia Anzures CP 11589 Mexico DF
Peru				
Atos ODS	*100*	FC	*100*	*Avenue Ricardo Rivira – Navarrete 765 – Lima 27*
United States of America				
Atos Origin Inc.	100	FC	100	430, Mountain Avenue – Murray Hill NJ 0797

(*) FC: full consolidation

2.5 PARENT COMPANY SUMMARY FINANCIAL STATEMENTS

Nota Bene

The Atos Origin financial statements present only a partial picture of the financial position of the Atos Origin Group as a whole. This overall picture is presented in the Consolidated Financial Statements section of the Annual Report. The following information, presented in the form of the Atos Origin parent company financial statements, provides a summary of the most material figures and information of greatest interest to readers.

Comparability

Fiscal year 2001, 2000 and 1999 financial data is not comparable because:

- the 2000 fiscal period covers an exceptional period of 15 months to December 31st and takes account of the consolidation of Origin,
- fiscal year 1999 relates solely to Atos and covers a 12 month period to September 30th.

The following Company financial statements have been audited by the statutory auditors and a clean audit report issued. The Auditor's report is available on request at the Company's registered office.

2.5.1 Income Statement

(in EUR millions)	Period ended Dec. 31st, 2001 (12 months)	Period ended Dec. 31st, 2000 (15 months)	Period ended Sept. 30th, 1999 (12 months)
Revenue	**23.8**	**16.4**	**13.0**
Other income	0.0	0.0	2.3
Total operating income	**23.8**	**16.4**	**15.3**
Cost of sales	(2.8)	(1.4)	(3.0)
Taxes and duties other than CIT	(0.1)	(0.1)	(0.2)
Personnel expenses	(0.2)	(0.3)	(0.2)
Other expenses	(3.2)	(2.9)	(2.1)
Depreciation, amortization and provisions	(2.6)	(0.6)	(0.2)
Total operating expenses	**(8.9)**	**(5.3)**	**(5.7)**
Income from operations	**14.9**	**11.1**	**9.6**
Net financial income	4.3	16.1	27.0
Net income on ordinary activities	**19.2**	**27.3**	**36.6**
Non-recurring items	(0.7)	2.6	(14.9)
Corporate income tax	1.9		1.5
Net income for the period	**20.4**	**29.9**	**23.2**

2.5.2 Balance Sheet

(in EUR millions) ASSETS	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Intangible fixed assets	6.1	6.6	7.2
Tangible fixed assets	1.2	0.3	0.5
Participating interests	515.2	471.3	199.8
Other investments	181.7	15.4	1.8
Total fixed assets	**704.3**	**493.7**	**209.3**
Accounts and notes receivable, trade	3.0	3.3	3.4
Other receivables *	154.5	102.2	57.4
Transferable securities	0.0	49.1	96.8
Cash at bank and in hand	39.6	0.1	27.0
Total current assets	**197.1**	**154.7**	**184.6**
TOTAL ASSETS	**901.4**	**648.4**	**393.9**
* of which inter-company accounts	130.2	91.7	48.6

(in EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY	Dec. 31st, 2001	Dec. 31st, 2000	Sept. 30th, 1999
Common stock	43.9	43.8	21.4
Additional paid-in capital	219.6	217.4	28.2
Legal reserves	4.4	2.1	1.7
Other reserves and Retained earnings	91.6	64.0	41.1
Net income for the period	20.4	29.9	23.2
Shareholders' equity	**379.9**	**357.1**	**115.6**
Provisions for contingencies and losses	**14.0**	**9.2**	**14.3**
Borrowings	382.0	199.5	191.4
Accounts payable, trade	12.1	19.9	0.6
Other liabilities *	113.4	62.6	72.0
Total liabilities	**507.5**	**282.0**	**264.0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**901.4**	**648.4**	**393.9**
* of which inter-company accounts	96.8	61.2	69.7

2.5.3 Subsidiaries and Investments

Company (in EUR thousands)	Gross at Dec. 31st, 2001	Net value at Dec. 31st, 2001	% interest	Common stock/ Additional paid-in capital	Reserves and retained earnings	Outstanding loans and advances granted by Atos Origin	Guarantees given by the Company	Dec. 31st, 2001 Revenues	Dec. 31st, 2001 Net Income	Dividends received during the period
DETAILED INFORMATION (in EUR thousands)										
A - Subsidiaries (50% or more of common stock)										
France										
Atos Origin Services	23,272.6	23,272.6	100	15,112	3,399			227,634	6,702	
Mantis	6,722.1	6,722.1	100	40	3,927			16,056	1,597	1,809
Monemag	6,323.4	6,323.4	100	226	656			14,192	2,250	825
Segin Immobilier	5,925.7	5,689	100	5,927	0			570	(238)	
Segin Immobis	0.7	0.7	100	1	0			108	(76)	
Immobilière Industrielle Faidherbe	15.2	0	100	15.0	0			254	(140)	
Atos Origin Multimédia	3,696.9	3,696.9	100	3,600	561			118,844	7,924	6,669
Atos Origin Infogérance	47,014.4	47,014.4	93	23,348	(3,119)	13,417		280,980	7,640	
Atos TPI	316.3	316.3	51	150	81			21,949	1,202	204
Atos Origin Formation	1.8	1.8	100	436	58			12,099	876	544
Atos Origin Intégration	36,400.2	36,400.2	97	13,941	5,810			214,444	11,097	715
Atos Odyssée	9,044.1	9,044.1	86	40	960	4,275		21,030	2,892	
Atos Euronext	33,853.9	33,853.9	15	57,169	(230)			262,991	6,442	220
Origin France	30,300	30,156	100	15,235	(15,970)			951	(144)	
Atos Origin Enterprises Services	1,000	177.4	2	9,094	(728)			64,506	1,023	
Atos Origin International	2,378.2	577.2	100	1,003	(205)			2,818	(155)	
Italy										
Atos Multimédia	67.5	67.5	100	51	237			4,004	260	563
Atos SPA	54,218.6	47,399.8	100	47,000	5,740			172,054	(8,367)	2,688
Benelux										
Atos Service NV	0	0	100	334	(476)			0	(54)	
Spain - Portugal										
Atos-ODS Origin	18,798.6	18,798.6	98.2	639	17,463			67,391	2,367	
GTI	721.6	721.6	100	31	597			1,425	101	
Germany										
Atos Origin GMBH	40,750.2	40,750.2	100	41,926	(430)			162,753	4,384	
Netherlands										
Atos Origin Engenering BV	1,116.9	847	100	108	312			6,489	(29)	
Atos Origin BV	202,559.5	202,559.5	100	59,354	247,611			312	60,109	
B - Investments (less than 50% of common stock)										
Twinsoft	190.5	190.5	50	240	901			8,300	591	
SUMMARY INFORMATIONS										
Other investments	786.1	662.5								
TOTAL	**525,475**	**515,243**								**14,237**

2 FINANCIAL REPORT

2.5.4 Company Five-Year Financial Summary

(in EUR millions)	2001	2000(*)	1999	1998	1997(**)
I - Common stock at period end					
Common stock	43.9	43.8	21.4	16.2	15.9
Number of shares outstanding	43,853,704	43,764,396	21,366,235	10,603,627	10,426,443
Maximum number of shares that may be created by:					
• conversion of convertible bonds	1,440,501	1,440,501	1,440,501		
• exercise of stock subscription options	8,553,998	7,057,716	1,377,420	502,240	510,822
II - Income for the period					
Revenue, net	23.8	16.4	13.0	7.1	100.2
Net income before tax, employee profit-sharing and incentive schemes, depreciation, amortization and provisions	23.4	27.7	14.6	(41.2)	10.9
Corporate income tax	1.9	0.0	(1.5)	3.1	2.2
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	20.4	29.9	23.1	39.4	(40.5)
Dividend distribution	-	-	-	-	-
III - Per share data (in EUR)					
Net income after tax and employee profit-sharing but before depreciation, amortization and provisions	0.58	0.63	N.A.	N.A.	0.64
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	0.47	0.68	1.08	3.72	(3.88)
Dividend per share	-	-	-	-	-
IV - Employees					
Average number of employees during the period	0	0	0	0	3
Total payroll for the period	0.161	0.3	0.1	0.2	19.9
Employee social security and welfare payments	0	0	0	0	8.0

(*) Fiscal year 2000 figures are not comparable with those of prior periods (cf. Note Bene and Comparability paragraphs).

(**) Fiscal year 1997 figures are not comparable with those of subsequent periods. This 15-month period was marked by the merger of Axime and Sligos on January 1st, 1997.

2.5.5 Auditors' Special Report on Agreements Involving Directors

In accordance with our appointment as auditors of your Company, we hereby report on the agreements involving Directors of the Company.

The terms of our engagement do not require us to identify such other agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to article 117 of the decree of March 23rd, 1967, to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Agreements entered into during the fiscal year

We hereby inform you that no agreement entered into during the year to which Article L. 225-88 of the Commercial Code would be applicable has been brought to our attention.

Agreements approved in prior years with continuing effect

In addition, pursuant to the decree of March 23rd, 1967, we have been advised that the following agreements entered into and approved in previous years have had continuing effect during the year.

1) Agreement with Atos SpA (Italy) (formerly Atos SpA): (Director/Management Board member concerned: Mr. Dominique Illien)
As authorized by the Supervisory Board of December 8th, 1998, Atos Origin SA issued a letter of intent to BNP to guarantee a loan in an amount of € 12.4 million (of which €4.6 million subscribed in 1999 and € 7.8 million in 2000) granted at the rate of Euribor + 0,20% to Atos SpA, to finance the acquisition of shares in Sesam. As of December 31st, 2001, the balance outstanding on the loan was € 10.3 million. Atos receives no remuneration in exchange for the guarantee.

2) Agreement with Atos Origin Infogérance (Directors/Management Board members concerned up to the transformation of Atos Origin Infogérance into a simplified joint stock company on June 29th, 2001: Atos Origin and Mr Dominique Illien) As authorized by the Supervisory Board on January 11th, 2000, a lease continuation commitment in the amount of € 0.8 million was granted by Atos Origin SA in respect of IT hardware financed by leasing by Cisco. Similarly, as authorized by the Supervisory Board on March 28th, 2000, another lease continuation commitment in the amount of € 10 million was granted by Atos Origin in respect of IT hardware financed by leasing. As of December 31st, 2001, these two financings had been used in the amount of € 4.1 million.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with the relevant source documents.

Paris and Neuilly-sur-Seine, March 12th, 2002
The Auditors,

Amyot Exco Grant Thornton	Deloitte Touche Tohmatsu
Member of Grant Thornton International	
Daniel Kurkdjian	Jean-Paul Picard
Gilles Hengoat	Jean-Marc Lumet

(This is a free translation of the original text in French for information purposes only. It should be understood that the agreements reported on are only those provided by the Commercial code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards).

INVESTOR INFORMATION

PART 3

3. Investor Information

3.1 SHARE PERFORMANCE

The number of shares outstanding as of December 31st, 2001 was 43,853,704.
Atos Origin shares are traded on the Paris Euronext *Premier Marché*, under Euroclear code 5173, where they are included in the SBF 120 and Euronext 100 indices. They are not listed on any other stock market. Atos Origin SA is the only listed company in the Group.

3.1.1 Market Capitalization Over The Last Five Years



MARKET CAPITALIZATION
Capital (in EUR billion)
5
4
3
2
1
Dec. 96
March 97
June 97
Sept. 97
Dec. 97
March 98
June 98
Sept. 98
Dec. 98
March 99
June 99
Sept. 99
Dec. 99
March 00
June 00
Sept. 00
Dec. 00
March 01
June 01
Sept. 01
Dec. 01
March 02
Dates

Source: Les Echos

Market capitalization at December 31st, 2001 was EUR 3,225.4 million.

3.1.2 Share Performance during 2001

Atos Origin share performance during 2001 compared with the SBF 120 index and the IT CAC 50 index (base index 100).



SHARE PERFORMANCE DURING 2001
120
110
100
90
80
70
60
50
Atos Origin
SBF 120
IT CAC 50
December 2000
March 2001
June 2001
September 2001
December 2001
March 2002

Source: Les Echos

3 INVESTOR INFORMATION

Monthly and quarterly trading volumes over the last 18 months

	High	Low	Weighted average price (in EUR)	Trading volume (in thousands of shares)	Trading volume (in EUR thousands)
	(in EUR per share)				
2000					
October	114.3	90.4	105.7	1,623	171,446
November	107.0	69.3	97.2	2,605	253,298
December	82.9	70.8	77.4	2,699	208,930
4th quarter				**6,926**	**633,674**
% of capital traded during the period: 16%					
2001					
January	106.0	68.1	91.3	3,976	362,930
February	112.7	93.6	105.1	3,357	352,660
March	111.0	74.8	90.6	4,454	403,624
1st quarter				**11,788**	**1,119,214**
April	98.5	69.1	86.5	2,075	179,598
May	104.5	90.1	96.3	2,347	226,041
June	99.5	76.5	86.0	2,588	222,659
2nd quarter				**7,011**	**628,298**
July	90.6	72.0	79.4	1,976	156,899
August	94.7	82.3	89.1	1,541	137,325
September	86.0	56.2	74.1	3,456	256,060
3rd quarter				**6,973**	**550,283**
October	84.7	68.6	77.8	3,338	259,802
November	87.2	75.3	80.4	4,973	400,015
December	84.1	70.7	76.2	2,075	158,032
4th quarter				**10,386**	**817,849**
Total 2001				**36,157**	**3,115,644**
% of capital traded during the period: 82%					
2002					
January	87.3	71.2	80.9	2,685	217,283
February	86.6	77.4	82.6	1,960	161,837
March	94.4	83.0	89.1	2,519	224,513
1st quarter				**7,164**	**606,633**
% of capital traded during the period: 16%					

Source : Les Echos

Trading volumes over the last six quarters (in thousands of shares traded)


TRADING VOLUMES OVER THE LAST SIX QUARTERS
Oct.-Dec. 00
6,923
Jan.-March 01
11,788
Apr.-June 01
7,011
July.-Sept. 01
6,973
Oct.-Dec. 01
10,386
Jan.-March 02
7,164

3.1.3 Share Value for French Wealth Tax ("ISF") Purposes

- Closing price on December 31st, 2001: .... EUR 73.55
- Average closing price over the last 30 stock market trading days in 2001: .... EUR 77.10

3.1.4 Purchase or Sale by The Company of Its Own Shares

The Company purchased 65,000 shares during the year in order to stabilize the market price. These purchases were made pursuant to the resolution adopted by the Annual General Meeting of February 24th, 2000. As of December 31st, 2001, the Company held 199,300 shares in treasury stock, representing 0.45% of the common stock.

3.1.5 Atos Origin Convertible Bonds

The Atos Origin 1%- 2004 convertible bond has traded on the Paris Euronext market (Euroclear code 18081) since its issue on July 6th, 1999.

- Number of bonds 1,440,501
- Closing price on December 31st, 2001 .... EUR 125.40

Quarterly trading volumes over the last 18 months

	High (in EUR per bond)	Low (in EUR per bond)	Weighted average price (in EUR)	Trading volume (in thousands)	Trading volume (in EUR thousands)
2000					
4th quarter	140.0	112.0	121.6	**92**	**11,212**
2001					
1st quarter	139.7	112.1	126.7	104	13,193
2nd quarter	132.4	114.0	124.3	18	2,229
3rd quarter	135.0	106.0	118.3	21	2,449
4th quarter	136.0	115.0	124.8	233	29,074
Total 2001				**376**	**46,946**
2002					
1st quarter	127.5	114.0	125.5	**66**	**8,280**

Source: Les Echos

3.2 COMMON STOCK

3.2.1 Changes in Common Stock

Common stock as of December 31st, 2001

Transaction	New shares issued	Par value of new shares (in EUR millions)	Additional paid-in capital (in EUR millions)	Total (in EUR millions)
As of Dec. 31st, 2000	43,764,396	43.8	37.1	80.9
Exercise of stock options	89,308	0.1	2.3	2.4
Total as of Dec. 31st, 2001	**43,853,704**	**43.9**	**39.4**	**83.3**

All shares are of EUR 1 par value each and fully paid-up.

Changes in common stock over the last five years

Year	Changes in common stock	Shares issued for cash		New common stock	Total number of shares
(in EUR millions)		Par value	Additional paid-in capital		
1997	Exercise of stock options	0.2	1.9	8.2	5,355,730
	Sligos share exchange bid	7.6	7.4	15.8	10,326,678
	Sligos merger	0.1	-	15.9	10,426,443
1998	Sligos merger	0.0	-	15.9	10,460,785
	Exercise of stock options	0.2	3.5	16.2	10,603,657
1999	Stock split	-	-		21,207,314
	Shares issued to Employees Savings plan and exercise of stock options	0.1	8.6	16.3	21,366,235
	Conversion into euros	5.1	(5.1)	21.4	21,366,235
2000	Shares issued to Employees Savings plan and exercise of stock options	0.2	8.9	21.5	21,552,748
	Shares issued in consideration for Euronext	0.3	-	21.8	21,847,703
	Atos Origin merger	21.9	-	43.8	43,764,396
2001	Exercise of stock options	0.1	2.3	43.9	43,853,704

3.2.2 Share Ownership

Main shareholders

To the best of the Management Board's knowledge, changes in share ownership over the last three years were as follows:

	Dec. 31st, 2001		Dec. 31st, 2000		Sept. 30th, 1999	
	Shares	%	Shares	%	Shares	%
Philips	21,321,585	48.6%	21,323,766	48.7%	-	0.0%
BNP Paribas	2,157,500	4.9%	2,726,928	6.2%	2,730,384	12.8%
Janus	-	0.0%	1,204,106	2.8%	1,747,978	8.2%
C.D.C.(*)	941,824	2.1%	759,938	1.7%	-	0.0%
Employees	311,161	0.7%	251,427	0.6%	337,200	1.6%
Treasury stock	199,300	0.5%	134,300	0.3%	-	0.0%
Public	18,922,334	43.2%	17,363,931	39.7%	16,550,673	77.4%
Total	**43,853,704**	**100%**	**43,764,396**	**100%**	**21,366,235**	**100%**

(*) *Caisse des Dépôts et Consignations.*

Disclosure of interests

During fiscal year 2001, the Company was notified of two changes in shareholder interests, disclosed pursuant to Article L233-13 of the French Commercial Code. Details of the interests in question are as follows:

	Date of disclosures	Number of shares held	% interest
C.D.C.	Oct. 22nd 2001	924,042	2.1%
BNP Paribas	Dec. 26th, 2001	2,157,500	4.9%

The Company was notified on February 27th, 2002 by BNP Paribas that it held 2,206,025 shares, representing 5.03% of the common stock and then on March 1st, 2002 that it held 2,166,299 shares, representing 4.94% of the common stock.

Employee share ownership

As of December 31st, 2001 a total of 311,161 shares, representing 0.7% of the common stock and voting rights, were held by employees in the form of registered or bearer shares, or through Employee Savings Plans.

3.2.3 Potential Common Stock

Share and share equivalents issued pursuant to shareholder authorizations

Dilutive influence of the issue of share equivalents

	Number of shares	EUR millions	% dilution	Weight of dilution
Number of shares at December 31st, 2001	**43,853,704**			
Stock subscription options	2,856,032	215.7	5.3%	
Stock subscription warrants – Classes C, D and E	923,140	53.3	1.7%	
Total employees	**3,779,172**	**269.0**	**7.0%**	**38%**
Convertible bonds	**1,440,501**	**180.6**	**2.7%**	**14%**
Philips stock subscription warrants – Class A	2,387,413	372.4		
Philips stock subscription warrants – Class B	2,387,413	496.6		
Total Philips	**4,774,826**	**869.0**	**8.9%**	**48%**
Total dilution excluding Philips	5,219,673	449.7	10.6%	
Total dilution including Philips	9,994,499	1,318.7	18.6%	100%
Total potential common stock, excluding Philips	**49,073,377**			
Total potential common stock, including Philips	**53,848,203**			

The common stock of the Company could be increased by 9,994,499 new shares, representing 18.6% of the common stock after dilution, through the exercise of stock subscription options granted to employees (38%), the conversion of convertible bonds (14%) and the exercise of Class A and B stock subscription warrants granted to Philips (48%).
The exercise of all the options and warrants and the conversion of all the bonds would have the effect of increasing total shareholders' equity by EUR 1,318.7 million and common stock by EUR 10.0 million (or total shareholders' equity by EUR 449.7 million and common stock by EUR 5.2 million excluding the exercise of stock subscription warrants granted to Philips).
The potential dilutive effect of the exercise of the Philips stock subscription warrants has been determined in accordance with the terms and conditions set forth for the exercise of such warrants (2nd resolution presented to the Extraordinary General Meeting of October 31st, 2000).
There are no other types of security granting access to the common stock of the Company.

Stock subscription options (position as of 12/31/2001 and total movements)

Date of SHs' meeting	Date of Management Board meeting	Number of options initially granted	Of which options granted to members of the current Management Board	Number of options exercised as of 12/31/01	Of which options exercised by members of the current Management Board	Number of options exercised between 01/01/01 and 12/31/01	Options cancelled	Options not exercised as of 12/31/01	Of which options held by members of the current Management Board	Number of beneficiaries	Exercise period start date	Exercise period end date	Strike price (in EUR)
12/16/93	09/09/1994	121,440	24,000	101,600	24,000	2,780	13,860	5,980		56	09/09/1999	09/09/2002	23.26
12/28/92	01/17/1996	24,000	16,800	24,000	16,800	24,000				2	01/17/2001	01/17/2001	20.96
12/16/93	02/23/1996	74,000	24,000	20,800		20,800		53,200	24,000	13	02/23/2001	02/23/2004	33.79
05/28/96	09/19/1996	402,000		71,878		38,278	73,020	257,102		127	09/19/2001	09/19/2006	26.11
05/28/96	12/11/1996	58,800	29,400					58,800	29,400	2	12/11/2001	12/11/2006	40.84
12/16/93	03/07/1997	121,600	30,000				2,500	119,100	30,000	53	03/07/2002	03/07/2005	52.75
06/30/97	12/10/1997	284,200	37,000	1,800			31,800	250,600	37,000	156	12/10/2002	12/10/2007	57.29
06/30/97	04/01/1998	5,100						5,100		1	04/01/2003	04/01/2008	79.04
06/30/97	10/19/1998	1,400						1,400		1	10/19/2003	10/19/2008	68.45
06/30/97	11/02/1998	600						600		1	11/02/2003	11/02/2008	68.80
06/30/97	12/08/1998	236,400	36,000	500			18,700	217,200	36,000	192	12/08/2003	12/08/2008	94.80
06/30/97	01/04/1999	9,000						9,000		1	01/04/2004	01/04/2009	95.26
06/30/97	05/17/1999	3,600						3,600		3	05/17/2004	05/17/2009	79.27
06/30/97	06/07/1999	400						400		1	06/07/2004	06/07/2009	84.04
06/30/97	10/01/1999	1,000						1,000		1	10/01/2004	10/01/2009	120.29
06/30/97	11/30/1999	259,000	37,500				13,400	245,600	37,500	292	11/30/2004	11/30/2009	134.55
06/30/97	03/01/2000	1,500						1,500		2	03/01/2005	03/01/2010	159.94
06/30/97	04/03/2000	300						300		1	04/03/2005	04/03/2010	153.82
06/30/97	06/01/2000	4,500						4,500		5	06/01/2004	06/01/2010	110.15
06/30/97	07/01/2000	10,000						10,000		1	07/01/2004	07/01/2010	106.67
06/30/97	09/01/2000	2,500						2,500		2	09/01/2004	09/01/2010	109.50
06/30/97	10/02/2000	500						500		1	10/02/2004	10/02/2010	112.97
06/30/97 & 10/31/00	12/18/2000	942,750	441,500				3,150	939,600	441,500	864	12/18/2003 to 12/18/2004	12/18/2010	78.27
10/31/00	01/15/01	5,500						5,500		3	01/15/2004 to 01/15/2005	01/15/2011	76.23
10/31/00	04/23/01	7,200						7,200		6	04/23/2004 to 04/23/2005	04/23/2011	84.33
10/31/00	09/18/01	2,200						2,200		1	10/31/2005	10/31/2011	80.71
10/31/00	10/08/01	1,800						1,800		3	10/08/2004	10/08/2011	74.06
10/31/00	12/11/01	5,000						5,000		1	12/11/2004	12/11/2011	79.36
10/31/00	12/12/01	646,750						646,750		1,296	12/12/2004 to 12/12/2005	12/12/2011	79.04
TOTAL AS OF 12/31/01		**3,233,040**	**676,200**	**220,578**	**40,800**	**85,858**	**156,430**	**2,856,032**	**635,400**				
22/06/01	08/11/01 et 11/12/01	198,590	26,000	3,450		3,450		195,140	26,000	28	23/12/01	23/12/03	28.13
22/06/01	08/11/01	236,000	22,000					236,000	22,000	56	28/07/02	28/07/04	52.18
22/06/01	08/11/01	493,000	42,000				1,000	492,000	42,000	183	29/05/03	30/06/06	72.15
TOTAL AS OF 31/12/01		**927,590**	**90,000**	**3,450**		**3,450**	**1,000**	**923,140**	**90,000**				
TOTAL AS OF 31/12/01		**4,160,630**	**766,200**	**224,028**	**40,800**	**89,308**	**157,430**	**3,779,172**	**725,400**				

898,590 stock subscription warrants had been issued as of December 31st, 2001 out of an authorized maximum of 927,590. These stock subscription warrants, which have the same terms and conditions for exercise as Origin BV stock subscription options, are equivalent to Atos Origin SA stock subscription options. These stock subscription warrants were allocated to Origin employees in exchange for their Origin BV stock subscription options under the same terms and conditions of exchange as for Origin BV shares.

Convertible bonds

The authorization granted by the Extraordinary General Meeting of February 25th, 1999 was used to issue convertible bonds in the amount of EUR 172.5 million (traded under Euroclear code 18081). A total of 1,440,501 bonds with a face value of EUR 119.8 were issued. They are convertible on the basis of one share per bond.

The main characteristics of this bond issue are as follows:

- Face value EUR 119.75
- Coupon EUR 1.20
- Coupon date October 1st, 2001
- Redemption price EUR 131.40
- Redemption date October 1st, 2004
- Amortization bullet
- Parity (bond/share) 1/1.

Philips warrants

In return for the Origin securities transferred to Atos, Royal Philips Electronics received around 21.3 million new Atos Origin shares, representing 48.7% of the Group's common stock. Philips also received two class A and B stock subscription warrants, each entitling subscription to around 2.4 million Atos Origin shares under specific terms and conditions. One half of these stock subscription warrants can only be exercised if the Atos Origin share price exceeds EUR 156 before June 30th, 2002 while the other half of the warrants can only be exercised if the share price exceeds EUR 208 before June 30th, 2003.

Other marketable securities

At the Extraordinary General Meeting of February 25th, 1999 (11th and 12th resolutions) the Management Board was authorized to increase the common stock by 5%, by issuing shares to employees in connection with an Employees Savings Plan.

This authorization was partially used for the purposes of the common stock increase reserved for Atos Employee Saving Plan mutual funds, which resulted in the creation of 94,513 shares in 2000.

It was our intention, during fiscal year 2001, to extend the employee share ownership plan (ESOP) to encompass all Group employees, however the events of September 11th, 2001 led the Group to push back the subscription period to the first half of 2002.

This new plan (AOwner) is aimed at Atos Origin Group employees and will enable them to subscribe for Atos Origin shares (or a fund invested in Atos Origin shares in accordance with local legislation), benefiting from a 20% discount on the share price, and receive one bonus subscription option for every four shares purchased.

Unused authorizations to issues shares and share equivalents

Authorizations to issue share capital

Authorization	Amount authorize Par value (in EUR)	Amount utilized Par value (in EUR)	Amount not utilized Par value (in EUR)	Authorization expiry date
EGM 02/25/99 11th /12th resolutions Common stock increase reserved for employees	1,066,036	119,441(ESP) in 1999 94,513 (ESP) in 2000	852,082	02/25/2004
EGM 10/31/00 5th resolution Stock subscription options or stock purchase options	3,500,000	1,391,200	2,108,800	10/31/2005
EGM of 10/31/00 7th /8th resolutions Common stock increase reserved for employees (in connection with an Employees Savings Plan)	2,188,219	0	2,188,219	10/31/2005
EGM 06/22/01 6th resolution Common stock increase with retention of preferential subscription rights	4,376,439	0	4,376,439	08/22/2003
EGM 06/22/01 7th resolution Common stock increase with waiver of preferential subscription rights	4,376,439	0	4,376,439	08/22/2003

3.3 DIVIDENDS

The Company has not paid any dividends in the last five years and does not intend to pay a dividend in respect of fiscal year 2001.

3.4 SHAREHOLDER RELATIONS

3.4.1 Contacts

Institutional investors, financial analysts and individual shareholders may contact the following for further information:

Director, Investor Relations
John White
Tel.: + 33 (0) 1 49 00 96 64
E-mail: john.white@atosorigin.com

Secretary
Bernadette Legout
Tel.: + 33 (0) 1 49 00 96 64
Fax: + 33 (0) 1 49 00 95 80
E-mail: bernadette.legout@atosorigin.com

3.4.2 Documentation

In addition to the Annual Report, published in English and French, the following information is available to shareholders:

- **an interim report** on the first six months, as published in the *Bulletin d'Annonces Légales Obligatoires;*
- **general, business and financial information** about the Company, available:
  - on the Company website (www.atosorigin.com),
  - in the COB press release database.

Legal documents relating to the Company (bylaws, minutes of Shareholder Meetings, Auditors' reports, etc.) may be consulted at the Company's registered office (Legal Department).

3.4.3 Registrar

The Company's share registrar and paying agent is *Société Générale.*

3.4.4 Financial calendar

- **Wednesday, May 15th, 2002**
  First quarter results
- **Thursday, May 30th, 2002**
  Annual General Meeting at the Bristol Hotel
- **Thursday, September 12th, 2002**
  Half-year results
- **Wednesday, November 13th, 2002**
  Third quarter results



LEGAL INFORMATION AND CORPORATE GOVERNANCE

PART 4

4. Legal Information and Corporate Governance

4.1 GROUP HISTORY

Atos Origin was formed in October 2000 by the corporate merger of Atos and Origin.

4.1.1 Atos

On January 1st, 1997, the Axime and Sligos companies merged to create Atos.
Axime operated in the electronic data processing and multimedia, engineering, systems integration and managed services sectors. In December 1995, the Axime share was listed for the first time on the Paris Euronext *Premier Marché*. Paribas then held 88% of the Group's stock, but reduced its stake to 26% in April 1996 through two international placements. **Sligos** was formed in 1970 from the merger of Cegos Informatique, a consulting and management systems development company, and Sliga, Crédit Lyonnais' data processing subsidiary. Crédit Lyonnais became at this time the principal Sligos shareholder. In November 1995, the Sligos stock held by Crédit Lyonnais was transferred to Consortium de Réalisation which then held 56.4% of the common stock.
After the merger, **Atos**' strategy involved the implementation of a new business structure focused around four service lines: Services, Multimedia, Outsourcing and Systems Integration, each with an international coverage.

4.1.2 Origin

At the time of the merger with Atos, the company's main shareholder was Royal Philips Electronics, with 98% of the common stock. **Origin** B.V., a company incorporated under Dutch law, was formed in 1996 by the merger of Philips Communications and Processing Services ('Philips C&P') and BSO/Origin. Philips C&P was a division of Philips formed in 1991 to house Philips' IT services. BSO was founded in 1976 and operated as an independent IT services company prior to its merger with Philips C&P.

4.1.3 Atos Origin

On August 28th, 2000, Atos and Royal Philips Electronics signed an agreement to merge Atos and Origin, thereby creating a world leader in IT and information services.
On October 31st, 2000, the Atos and Origin merger received final approval from Atos shareholders.
In consideration for the Origin shares transferred to Atos, Philips received around 21.3 million new Atos Origin shares, representing 48.7% of the Group's common stock. Philips also received two tranches of stock subscription warrants, classes A and B, each conferring entitlement to subscribe for approximately 2.4 million Atos Origin shares. These warrants may only be exercised if the Atos Origin share price exceeds EUR 156 prior to June 30th, 2002 for the first tranche and EUR 208 prior to June 30th, 2003 for the second tranche.
Under the terms of the agreement with Atos Origin, Royal Philips Electronics declared its intention to reduce its stake in Atos Origin to under 35% within two years of the merger of the two groups. Royal Philips Electronics also agreed, except under certain circumstances, to limit its voting rights to 35% of shares present or represented at Atos Origin Shareholder Meetings.
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of Management Consulting, Enterprise, eBusiness and Outsourcing Solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's key clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.


Atos Origin
October 31st, 2000
Atos
1997
Origin
1996
Axime
Sligos
Philips C&P
BSO/Origin

4.2 LEGAL STRUCTURE

4.2.1 Corporate Form and Purpose

Company name: Atos Origin
Legal form: Limited Liability Company *(société anonyme)* with a Management Board and Supervisory Board, governed by Articles 210-1 et seq. of the French Commercial Code.
Nationality: French.
Registered office and principal place of business: 3, Place de Pyramide, Paris La Défense 9 – 92800 Puteaux.
Registration: Registered in Nanterre under Siren number 323 623 603.
Business identification code (APE code): 723Z
Date of incorporation: 1982
Term: up to March 2nd, 2081.
Corporate purpose (Article 2 of the bylaws): Information processing, systems development, technical, consulting and support services,(…) research, development, production and sale of products and services that contribute to the promotion or development of data automation and transmission systems, including the design, application and installation of software and data processing, online data transfer and office automation systems.
Fiscal year: January 1st to December 31st
Common stock as at December 31st, 2001: The Company's common stock amounted to 43,853,704 shares with a par value of EUR 1.00 each at December 31st, 2001.

4.2.2 Provisions of the Bylaws

Members of the Supervisory Board

Each member of the Supervisory Board is required to own at least 10 Atos Origin shares.

Shareholder Meetings

All shareholders are entitled to attend Shareholder Meetings, regardless of the number of shares held. Meetings are called by means of a notice published in a newspaper authorized to carry legal announcements in the département where the Company has its principal place of business and in the *Bulletin des Annonces Légales*.
In addition, a notice of meeting is sent directly to all holders of registered shares.

Shareholders are required to present evidence of ownership of their shares at the time of the meeting. To comply with this requirement, registered shares must be recorded in the shareholder's name in the account maintained by or on behalf of the Company at least 5 days prior to the meeting. Holders of bearer shares are required to deposit with the Company, at least 5 days prior to the meeting, a certificate issued by their bank or broker confirming that the shares have been placed in a blocked account up to the date of the meeting. Shareholder meetings are held at the Company's principal place of business or at any other location specified in the notice of meeting.

Voting rights

Each share carries one vote.
At December 31st, 2001, a total of 43,853,704 voting rights were attached to the Company's shares.
No shares carry double voting rights.

Income appropriation (Article 29 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated as follows:

- 5% to the legal reserve,
- to other reserves required by law,
- to revenue reserves, if appropriate,
- to dividends.

Disclosure thresholds provided for in the Company's bylaws

The bylaws require disclosure to the Company, within 10 days, of the acquisition (or sale) of 1% of the Company's common stock or any multiple thereof, except in cases where the total interest represents less than 5%. Disclosure must be made in accordance with the provisions of Article L 233-7 of the Commercial Code, subject to the sanctions applicable in the event of non-disclosure (see Article L 233-14 of the Commercial Code).
These provisions were adopted by the Extraordinary General Meetings of December 16th, 1993 and January 28th, 1997.

Information concerning the identity of holders of bearer shares

The Company is entitled, at any time, to request Euroclear to disclose the identity of holders of bearer shares.

4.2.3 Other Commitments

Shareholder agreements

The Company has not received copies of any shareholder agreements for filing with the stock exchange authorities and to the best of the Management Board's knowledge, no such agreements exist.
As part of the framework agreements signed on August 27th, 2000 between the Atos and Philips groups, the parties entered into an agreement relating to the management of Philips's shareholding in the common stock of Atos Origin. The terms and conditions of this agreement were set forth in section 1.2.1.3 of the document registered with the *Commission des Opérations de Bourse* on October 16th, 2000 under the number E00-519.

4.2.4 The Management Board

Members

○ Chairman of the Management Board
Bernard Bourigeaud
Elected: 1997
Re-elected: Supervisory Board meeting of October 31st, 2000
Term expires: October 31st, 2005

Other directorships:

- Chairman of the Management Board, Atos Origin B.V. (Netherlands)
- Chairman of the Supervisory Board, Atos Odyssée (France), Atos Origin Nederland B.V. (Netherlands)
- Member of the Supervisory Board, Atos Origin Processing Services GmbH (Germany), SNT Group NV (Netherlands)
- Director, Atos Ods Origin (Spain), Business Objects SA (France), CCMX Holding (France)
- Permanent representative, Atos Origin S.A.: member of the Atos Euronext SBF SA Supervisory Board (France)

○ Member of the Management Board
Dominique Illien
Elected: 1997
Re-elected: Supervisory Board meeting of October 31st, 2000
Term expires: October 31st, 2005

Other directorships:

- Chairman of the Board of Directors, Mantis (France), Origin France (France), Atos Origin SpA (Italy)
- Chairman of a Simplified joint stock company, Atos Origin Intégration (France), Atos Origin International (France)
- Vice-Chairman of the Supervisory Board, Atos Euronext SBF SA (France),
- Member of the Supervisory Board, Atos Origin Processing Services GmbH (Germany)
- Member of the Management Board, Atos Origin B.V. (Netherlands)
- Director, Atos Origin Entreprise Services (France), Atos Origin Inexis Conseil (France)

- Permanent representative: Atos Origin, member of the Astria and Diamis Boards of Directors (France)

○ **Member of the Management Board**
Eric Guilhou
Elected: 2000
Appointed by: Supervisory Board meeting of October 31st, 2000
Term expires: October 31st, 2005

Other directorships:
- Chairman of a Simplified joint stock company, Atos Investissement 4 (France)
- Member of the Supervisory Board, Atos Euronext SBF SA (France), Atos Odyssée (France), Atos Origin Nederland B.V. (Netherlands)
- Member of the Management Board, Atos Origin B.V. (Netherlands)
- Director, Atos Origin Belgium (Belgium), Atos Origin SpA (Italy), PRE-IPO Net (France)
- General manager, EURL F. Clamart
- Permanent representative, Atos Origin S.A.: member of the Boards of Directors of Origin France (France), Atos Investissement 5 (France), Statilogie (France), Mantis (France), Atos Ods Origin (Spain)

○ **Member of the Management Board**
Wilbert Kieboom
Elected: 2000
Appointed by: Supervisory Board meeting of October 31st, 2000
Term expires: October 31st, 2005

Other directorships:
- Director, Atos Origin Belgium (Belgium), Atos Origin ICA (International Competences & Alliances) (Belgium), Origin SoftTech (Saudi Arabia), Atos Origin U.K. Ltd (United Kingdom)
- Member of the Supervisory Board, Atos Euronext SBF SA (France)
- Member of the Management Board, Atos Origin B.V. (Netherlands), Atos Origin Nederland B.V. (Netherlands), Atos Origin I.T. Services Nederland B.V. (Netherlands), Atos Origin I.T. Systems Management Nederland B.V. (Netherlands), Atos Origin Telco Services B.V. (Netherlands)

○ **Member of the Management Board**
Timothy G. Lomax
Elected: 2000
Appointed by: Supervisory Board meeting of October 31st, 2000
Term expires: October 31st, 2005

Other directorships:
- Chairman, Atos Origin Holding Corp. (USA), Atos Origin Inc. (USA)
- Member of the Management Board, Atos Origin B.V. (Netherlands), Atos Origin I.T. Services Nederland B.V. (Netherlands), Atos Origin I.T. Systems Management Nederland B.V. (Netherlands), Atos Origin Nederland B.V. (Netherlands)
- Director, Atos Origin ICA (International Competences & Alliances) (Belgium), Atos Origin Luxembourg (Luxembourg), Origin SoftTech (Saudi Arabia)
- Substitute director, Atos Origin Argentina S.A. (Argentina)



○ **Member of the Management Board**
Jans Tielman
Elected: 2000
Appointed by: Supervisory Board meeting of October 31st, 2000
Term expires: October 31st, 2005

Other directorships:
- Member of the Management Board, Atos Origin B.V. (Netherlands)
- Member of the Supervisory Board, Atos Origin Nederland B.V. (Netherlands)

Role of the Management Board

The Management Board is responsible for the general management of the Company's business and meets as frequently as necessary in the Company's interests. In the case of split decisions, the Chairman has the casting vote. The Management Board has the broadest powers to represent the Company in its dealings with third parties. It reports to the Supervisory Board on a quarterly basis or more frequently if necessary.

4.2.5 The Supervisory Board

○ **Chairman and Member of the Supervisory Board**

Henri Pascaud

Elected: 1997

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements.

○ **Vice-Chairman and Member of the Supervisory Board**

Cor Boonstra

Elected: 2000

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements.

Other directorships:

- Chairman of the Supervisory Board Amstelland
- Member of the Supervisory Board, Hunter Douglas International

○ **Member of the Supervisory Board**

Dominique Bazy

Elected: 1997

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

- Chairman and Chief Executive, U.B.S Holding (France) S.A.
- Vice-Chairman of the Supervisory Board, Grand Vision
- Director, Vinci

○ **Member of the Supervisory Board**

Jean-François Théodore

Elected: 2000

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

- Chairman, Euronext Paris S.A., SBF Technologies, Banque Centrale de Compensation, Finext, Marché de Titres-France (MTS France)
- Chairman of the Supervisory Board, Atos Euronext SBF
- Director, La Cote Bleue S.A.,
- Permanent representative of Euronext Paris : Director GL Trade, Financière Montmartre, La Financière du Belon, La Financière Saint-Jacques, Euronext Markets S.A.
- Permanent Representative of SICOVAM Holding: Director, Euroclear Plc

○ **Member of the Supervisory Board**

Gérard Bauvin

Elected: 2001.

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

○ **Member of the Supervisory Board**

Jan Hommen

Elected: 2000

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

- Executive Vice-President and Chief Financial Officer, Royal Philips Electronics
- Chairman of the Supervisory Board, Academic Hospital Maastricht
- Member of the Supervisory Board, TNT Post Group NV
- Director, Association for European Monetary Union

○ **Member of the Supervisory Board**

Arie Westerlaken

Elected: 2000

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

- Senior Vice-President and Chief Legal Officer, Royal Philips Electronics
- Member of the Supervisory Board, ASM Lithography

○ **Member of the Supervisory Board**

Dominique Ferrero

Elected: 2000

Term expires: Annual General Meeting called to approve the fiscal year 2004 financial statements

Other directorships:

- Chief Executive, Crédit Lyonnais
- Director, Vinci, Crédit Lyonnais Capital Investissement, Editions Gallimard La Nouvelle Revue

4.3 CORPORATE GOVERNANCE

4.3.1 The Supervisory Board

In accordance with the bylaws and internal rules, the Supervisory Board meets as frequently as necessary in the Company's interests. A minimum of four meetings is held per year. It is currently made up of five independent members and three members nominated by Philips, some of whom have ties with a banking or financial institution. The Supervisory Board has set up the following four committees:

- the Audit Committee,
- the Investment Committee,
- the Remuneration Committee,
- the Nomination Committee.

Members of these committees are appointed by the Supervisory Board from among its members. They do not receive any remuneration for serving on such committees. The committees' terms of reference are specified in the Supervisory Board's internal rules. They act in a consultative capacity, reporting to the Supervisory Board.

4.3.2 The Audit Committee

The Audit Committee is comprised of Messrs. Henri Pascaud, Arie Westerlaken and Gérard Bauvin.
The Committee is responsible for ensuring that accounting policies used to prepare the parent Company and consolidated financial statements are appropriate and consistently applied, and for monitoring the proper implementation of internal procedures. It also monitors the quality of information given to shareholders.
The Committee holds periodic meetings with general management, financial management, legal department and the independent auditors. The Committee meets at least twice a year in the presence of the independant auditors. This year it met four times. The Audit Committee receives copies of the Group reporting packages. It is regularly informed of the Group's financial position and overall financial strategy and is consulted concerning the terms and conditions of significant financial transactions prior to their realization. The Committee reviews financial press releases prior to issue and examines the accounting and financial documents to be submitted to the Supervisory Board. It also meets with the independent auditors to discuss the conclusions of their work.

Issues reviewed by the Audit Committee this year included the work of Financial management on the Group's operating information system strategy and the implementation of internal control monitoring procedures within all Group entities. The Audit Committee asked for the Origin opening balance sheet and Group risks to be monitored rigorously, as described within the notes to the consolidated financial statements.

4.3.3 The Investment Committee

The Investment Committee is comprised of Messrs. Henri Pascaud, Cor Boonstra, Dominique Ferrero, Jan Hommen and Jean-François Théodore.
The Committee met four times during the year, representing an average of once per quarter.
The Committee is responsible for reviewing proposed acquisitions and divestments that are likely to have a material impact on the Company's organic development and external growth.
The approval of at least four of its five members is required to perform any 'Major' initiative, defined as any investment or disposal decision by the Company in excess of EUR 100,000,000.
The Committee reviewed several projects during the year and, in particular, the strategic partnership operations with KPN, the sale of Customer Contact Center activities to SNT Group and the expansion of Atos Euronext services in Belgium and the Netherlands.

4.3.4 The Remuneration Committee

The Remuneration Committee is comprised of Messrs. Henri Pascaud, Dominique Bazy and Jan Hommen.
It meets at least once a year.
The Committee is responsible for making recommendations to the Supervisory Board concerning the compensation, pension benefits, benefits in kinds and stock subscription or purchase options to be awarded to the Chairman of the Supervisory Board, members of the Management Board and the allocation of stock subscription or purchase options to Company employees.
During the year the Committee examined, in particular, the proposed employee share ownership plan (AOwner), the allotment of stock subscription options to employees in respect of 2001 and the 2001 bonus scorecards payable to members of the Management Board and the review of their 2002 objectives.

4.3.5 The Nomination Committee

The Nomination Committee is comprised of Messrs. Henri Pascaud, Dominique Bazy and Jan Hommen. The Committee is responsible for recommending suitable candidates for appointment to the Supervisory Board should any vacancy arise. It met once during fiscal year 2001 following the resignation of Mr. Hervé Couffin.

4.3.6 Code of Ethics

Atos Origin is committed to conducting its business in an ethical manner and asks its employees to adhere to the same rules.
For this purpose, employees must disclose to the Company any positions held or other activities conducted outside the Group, as well as any financial interests in competitors.
The aim of this policy is to avoid any conflicts of interest and to protect the Group and its management.
A Code of Ethics detailing a number of general principles relating to conflicts of interest, insider trading and business ethics was drawn-up and adopted by the Management Board. This code is signed by the principal managers of the Company.

RESOLUTIONS

PART 5

5. Resolutions

5.1 PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE ANNUAL GENERAL MEETING OF MAY 30TH, 2002

5.1.1 Approval of the Fiscal Year 2001 Financial Statements

The first three resolutions deal with the approval of the fiscal year 2001 parent company and consolidated financial statements and related-party agreements.
A portion of net income for the year will be appropriated to the legal reserve, following share issues which were performed during the year, and the remainder to retained earnings. The Company's results for the last 5 years are presented in the section on the parent company accounts on page 50 of this document.

5.1.2 Authorization to Trade in the Company's Shares

The 4th resolution authorizes the Management Board to trade in the Company's shares on the stock market in accordance with the terms and conditions set forth in Articles L 225-209 et seq. of the Commercial Code. Shares may be purchased up to a maximum aggregate amount of EUR 578,868,840. Shares may be purchased at a maximum purchase price of EUR 132 per share and sold at a minimum selling price of EUR 44 per share. The maximum number of shares, which can be held by the Company pursuant to this authorization, will be limited to 10% of the common stock as of the date of the current Annual General Meeting.
The purpose of this authorization is to enable the Management Board to stabilize the stock market price of the Company's share and to optimize cash flow and equity management. This authorization replaces the previous one granted on June 22nd, 2001 for a period of 18 months.

5.1.3 Ratification of the Appointment of a Member to the Supervisory Board

The 5th resolution confirms the appointment of Mr. Gérard Bauvin, decided by the Supervisory Board meeting of November 15th, 2001, to replace Mr. Hervé Couffin who resigned.

5.1.4 Renewal of the Terms of Office of the Statutory Auditor and the Deputy Auditor

The 6th and 7th resolutions renew the offices of Cabinet Amyot Exco, Member of Grant Thornton International and Cabinet IGEC, as Statutory Auditor and Deputy Auditor respectively for a term of six years.

5.1.5 Amendment of the Bylaws in Accordance With the New Commercial Code

The 8th resolution seeks to bring the Company bylaws into line with the new Commercial Code and, as such, amends all article references relating to the original text.

5.1.6 Amendment of the Bylaws in Accordance with the New Economic Regulations (NER) Law

Resolutions 9 to 17 seek to bring the Company bylaws into line with the New Economic Regulations Law and, in particular, with respect to limits on the accumulation of offices, the organization and operation of the Supervisory Board, prevention of conflicts of interest, calculating quorum at shareholder meetings, shareholder rights and presentation of the consolidated financial statements to shareholder meetings.

5.1.7 Amount Above Which the Management Board Must Seek the Authorization of the Supervisory Board

The 18th resolution sets at EUR 30,000,000 the amount above which the Management Board must obtain the authorization of the Supervisory Board for the purpose of certain transactions detailed in the bylaws, including inter alia, the acquisition or divestment of interests in existing or future companies, the acquisition or disposal of buildings, receivables, etc.

5.1.8 Other Amendments to the Bylaws

The 19th, 20th, 21st and 22nd resolutions seek to update the bylaws and make a number of minor amendments enabling them to better reflect the Company's current position.

5.2 MANAGEMENT BOARD'S REPORT TO THE ANNUAL GENERAL MEETING (PURSUANT TO ARTICLE L225-184 PARAGRAPH 1 OF THE COMMERCIAL CODE)

Dear Shareholders,

We hereby inform you that:

1. no stock subscription options were granted during the fiscal year to executive officers by the Company or its associates;

2. executive officers subscribed to the following shares during the fiscal year following the exercise of one or more subscription options:

Name	Number of options exercised	Strike price
Dominique Illien	16,800	EUR 20.96

3. the total number and weighted average price of stock subscription options granted during the fiscal year by the Company to the ten employees of all associated companies and groupings, as defined by Article L225-180, who received the greatest number of stock subscription options, are as follows:

Number of stock subscription options granted	Weighted average price
48,200	79.15

4. the total number and weighted average price of options in the Company's stock exercised during the year by the ten employees of all associated companies and groupings, as defined by Article L225-180, who exercised the greatest number of stock subscription options, are as follows:

Number of stock subscription options exercised	Weighted average price
48,320	28.33



PERSONS RESPONSIBLE FOR THE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

PART 6

6. Persons Responsible for the Document and the Audit of the Financial Statements

6.1. PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Bernard Bourigeaud
Chairman of the Management Board

6.2. PERSON RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Bernard Bourigeaud
Chairman of the Management Board

6.3. PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Statutory Auditors

Amyot Exco, Member of Grant Thornton International
Daniel Kurkdjian and Gilles Hengoat
• Appointed on: October 24th, 1995,
for a term of 6 years
• Term of office expires: at the end of the AGM held to adopt the 2001 financial statements.

Deloitte Touche Tohmatsu :
Jean-Paul Picard et Jean-Marc Lumet
• Appointed on: February 24th, 2000
for a term of 6 years
• Term of office expires: at the end of the AGM held to adopt the 2005 financial statements.

Deputy Auditors

Cabinet IGEC, 2, rue Washington, 75008 Paris
• Appointed on: February 24th, 2000
for a term of 2 years
• Term of office expires: at the end of the AGM held to adopt the 2001 financial statements.

Cabinet B.E.A.S., 7/9, Villa Houssay, 92200 Neuilly-sur-Seine
• Appointed on: February 24th, 2000
for a term of 6 years
• Term of office expires: at the end of the AGM held to adopt the 2005 financial statements.

6.4 STATUTORY AUDITORS' OPINION ON THE REFERENCE DOCUMENT

As statutory auditors of Atos Origin and in accordance with regulation 98-01 of the Commission des Opérations de Bourse (COB) and professional standards applicable in France, we have performed procedures on the information contained in the "reference document" relating to the financial position and historical financial statements of the company.

Mr Bernard Bourigeaud, the Chairman of the Management Board, is responsible for the preparation of the "reference document". Our responsibility is to report on the fairness of the information presented in the "reference document" relating to the financial statements.

We have performed our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial statements and its consistency with the financial statements on which we issued a report. Our procedures also include reading the other information contained in the "reference document" in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement.
As this "reference document" does not include any selected prospective data, our procedures did not consist of a reading of management's assumptions and resulting figures".

We have audited in accordance with professional standards applicable in France, the parent Company and consolidated financial statements for each of the years ended September 30th 1999, and December 31st 2000 and 2001, approved by the Management Board, in accordance with French accounting principles. We expressed an unqualified opinion on such financial statements.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial statements presented in the "reference document".

Paris and Neuilly-sur-Seine, April 5th, 2002

Amyot Exco Grant Thornton	Deloitte Touche Tohmatsu
Member of Grant Thornton International	
Daniel Kurkdjian	Jean-Paul Picard
Gilles Hengoat	Jean-Marc Lumet

(This is a free translation of the original French text for information purposes only.)

6.5. COB CROSS-REFERENCE TABLE

Pursuant to regulation 98-01, the *Commission des Opérations de Bourse* (COB) registered this reference document on April 5th, 2000, under the number D02-190.

This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the COB. This reference document was prepared by the issuers and is the responsibility of its signatories. Registration performed after review of the relevance and consistency of the financial information presented on the Company's position, does not imply authentication of the financial and accounting information presented.

Section	Heading	"Atos Origin in 2001" pages	"Annual report 2001" pages
1.1	Name and position of persons responsible for the document		78
1.2	Attestation of persons responsible		78
1.3	Name and address of auditors		78
1.4	Information policy		63
3.1	General information on the Company		66-68
3.2	General information on the common stock		57
3.3	Current breakdown of common stock and voting rights		58
3.4	Market in the common stock of the Company		54-56
3.5	Dividends		63
4.1	Overview of the Company and the Group	7-29	4-17, 66
4.2	Information on the dependency of the Company		27
4.3	Exceptional events and litigation		43
4.4	Employees		15
4.5	Investment policy		15
4.6	Risks for the Company		41-44
5.1	Financial statements of the Company		
	Consolidated financial statements – Parent company financial statements		20-51
5.2	Specific information + table of subsidiaries and investments		49
5.3	Scope of consolidation and consolidation methods		44-46
5.4	Financial forecasts, if not representative of previous years		
6.1	Name and position of executive management members	34-37	68-70
6.2	Executive management interest in the common stock		17, 30, 51, 60, 75
6.3	Employee profit-sharing plan		17, 60
7.1	Recent developments	3-5	4-6
7.2	Outlook for the future	5	10

The "reference document" contains two sections: "Atos Origin in 2001" and "Annual report 2001".


www.atosorigin.com


Atos
Origin

TURNING CLIENT VISION INTO RESULTS

Atos Origin in 2001

Two year revenue graph


EXTERNAL REVENUE
Million Euros
3,100
3,000
2,900
2,800
2,700
2,600
2,500
2,830
3,038
FY00
FY01

	FY00	FY01
Million Euros	2,830	3,038

Geographic breakdown of revenue


EXTERNAL REVENUE FY01 PER GEOGRAPHIC AREA
Asia-Pacific
Americas
France
2%
7%
36%
29%
26%
EMEA
The Netherlands

Million Euros 3,038

Two year operating profit graph


INCOME FROM OPERATIONS AND % MARGIN
Million Euros
300
250
200
150
100
50
0
261
8.6%
175
6.2%
FY00
FY01

	FY00	FY01
Million Euros	175	261

Financial Highlights

FINANCIAL PERFORMANCE YEAR 2001

Million Euros	FY2001	FY2000 (a)	% Change
REVENUE	3,038	2,830	+7.3%
INCOME FROM OPERATIONS	261.2	175.2	+49.1%
OPERATING MARGIN %	8.6%	6.2%	+2.4pts
NET INCOME AFTER GOODWILL	123.0	70.5	+74.5%
EPS BEFORE GOODWILL (EUROS)	3.34	2.06	+61.5%
EPS AFTER GOODWILL (EUROS)	2.81	1.61	+73.7%
EMPLOYEES (AT 31 DEC)	26,278	26,916	-2.4%

(a) Pro forma figures

This reference document has been filed with the Commission des Operations de Bourse (COB) on April 5th, 2002, pursuant to regulation 98-01. This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the COB.

Business Highlights

≥ Merger completed in record time

≥ Financial performance on track

Index

Atos Origin:

Integrating business and technology.

Implementing end-to-end solutions, globally.

Understanding our clients' vision.

Matching our clients' expectations...

and then exceeding them.

Turning Client Vision into Results



'The new company's operations have been radically reorganized and the financial results for 2001 demonstrate the substantial benefits that have been achieved.'

Bernard Bourigeaud,
Chairman of the Management Board
and Chief Executive Officer

Chief Executive's Review

A year of expansion

2001 was a milestone year for the company, during which the merger between Atos and Origin was completed in record time. Our main financial focus has been, and continues to be, the profitability of the business. In 2001 we surpassed the target that we set ourselves at the time of the merger by achieving an operating profit of EUR 261 million, which was nearly 50% higher than a year ago. The operating margin was 8.6%, compared with 6.2% in 2000. Net income after goodwill amortization was EUR 123 million, compared with EUR 70.5 million, an increase of 74%.

The new company's operations have been radically reorganized and the financial results for 2001 demonstrate the substantial benefits that have been achieved. Immediately following the merger we acted swiftly to stem operating losses in several countries and to dispose of low-margin businesses. Corporate costs were halved and indirect costs reduced substantially, cutting our workforce by nearly 1,500 staff and delivering better utilization and productivity across all of our businesses. By the end of 2001, we had closed more than 40 premises including 4 data center operations. We have also exploited the enhanced purchasing power of the new group to reduce costs in 2001 and negotiated significant follow-on savings that will take effect in 2002.

'The most important strategic priority is to increase our size in Germany and the UK'

Success in a Tough Environment

Total group revenues increased to EUR 3,038 million, compared with EUR 2,830 million in 2000, which was an increase of 7.3%. This result was achieved in spite of the fact that trading conditions in North America and Asia Pacific were tough throughout the year, and became more difficult in Europe during the second half. Revenue growth in our Managed Services business was strong but activity in Consulting & Systems Integration and On-Line Services was comparatively flat, in line with experience throughout the sector. The main exception was enterprise resource planning (ERP), where there was solid demand for the company's substantial SAP implementation capabilities.

Considerable time and attention has been devoted to strengthening our global client relationships and account management program, and to building up our International Competence Center (ICA), which supports the roll-out of major contracts. The Global Account Program, which now focuses on the top 42 clients and contributes more than 55% of total group revenues, had tremendous success. Excluding our largest client, Philips, revenue growth among this key group was more than 25% in 2001. Since the merger, we have appointed specialist managers to act as a focal point for consolidating our experience and knowledge in the industry sectors in which we operate.


'We are a
client-centric
company
with global
operations.'

They also support global client bid teams across all countries and regions. Similarly, we have appointed solution managers to capture leading-edge expertise in such areas as customer relationship and supply chain management, and in enterprise resource planning. Again, these key specialists provide consistent cross-border support to our global clients.

Significant Commercial Wins

During 2001 the company won a major contract with KPN, the Dutch telecommunications provider, to take over its Datacenter operations. The 6-year contract will generate revenues of EUR 220 million in 2002, with a guarantee of not less than EUR 1.1 billion during the first six years. This win is of enormous strategic importance. As a result, Atos Origin has become the No.1 IT services provider in The Netherlands. We have also gained an excellent core of knowledge and expertise in the Telecommunications sector that will be of widespread importance in supporting our activities elsewhere in Europe and globally. In recent months we have been negotiating for additional business with KPN, which is now our second largest customer after Philips. We signed a letter of intent to manage desktop support operations for KPN, an operation that is known as End User Services. I expect to be able to announce full financial details for this contract at completion, which should take place before the end of April 2002.

We continue to promote a policy of forming joint venture alliances with key customers, under which risks and rewards are shared. This ensures that both parties have convergent objectives. Our joint venture with Euronext – AtosEuronext – had an active and successful year, which saw the creation of a single trading platform across the Paris, Brussels and Amsterdam stock exchanges. Atos Origin also began operating the Amsterdam Stock Exchange systems under a long-term contract.

Concentrating on Core Activities

During 2001 we sold our customer contact center business in France to SNT. This activity generated just under EUR 100 million of revenues on an annual basis but with low profitability, due to a difficult telecommunications market. Following completion of the sale last December, more than 2,600 staff left the business to join SNT. We will in future partner with SNT in providing CRM services to our major European clients.

At the time of the merger I said that we intended to dispose of businesses with annual revenues of approximately EUR 200 million. So far we have completed the disposal of operations generating revenues up to a value of EUR 130 million per annum and there are several other activities that we intend to divest during 2002.

A Continuing Focus on the Bottom Line

In 2002 we expect that there will be further opportunities in the outsourcing market, but that trading conditions in Consulting & Systems Integration will continue to be difficult. It is for that reason that we reduced our indication for overall revenue growth this year to between 7-9%. At the same time, however, we are maintaining a tight rein on the company's cost base and a strong focus on raising the operating profit margin to 10%, which is our principal financial target in 2002.

We are rigorously managing recruitment, staff turnover and utilization levels, and are currently in the process of reducing significantly the number of subcontractors. In a business such as ours, effective human resource management lies at the heart of future success. It is equally important to retain, motivate and reward our core staff properly and we will be announcing a scheme to encourage staff to become long-term shareholders in the company.

Finally, we have taken steps to reduce cost still further through the effective use of central purchasing. We expect these and the other actions above to have a positive impact on operating margins early in 2002.

Strategy – A Client-Centric Company with Global Operations

The IT services industry is undergoing a period of consolidation in response to the increasingly global nature of business activity. In Atos Origin our strategy is directly derived from that of our clients. We already have a large base of global clients and it is important that we extend our business so that we are able to provide end-to-end solutions in the key geographies and industry sectors where we operate.

Because we believe it will provide competitive advantage, we want to retain a balance between Managed Services – with its long-term recurring revenues and good order book visibility – and the Consulting & Systems Integration business, with its potential for rapid growth. In order to improve the knowledge we have of our clients' business, we want to build a strong and focussed consulting capability to help us leverage our IT activities.

The most important strategic priority is to increase our size in Germany and the UK. Together with our existing strengths in France and The Netherlands this will create a leading European IT service company with significant presence in the four main European markets. The USA and Asia Pacific are key areas for expansion in the future, once we have consolidated our position in Europe.

Finally, I would like to thank our staff for their creative energy and dedication in what has been an exciting, but at times a very challenging, year in the company's history. I would also like to thank our clients, shareholders and many business associates for their continuing loyalty and support.

Bernard Bourigeaud
Chairman of the Management Board and Chief Executive Officer.

Atos Origin is a leading business and technology integrator. Our business is about turning client vision into results.

Business Model

'In many instances, we believe that joint ventures and other forms of long-term association with clients are a productive way of developing business.'

Atos Origin provides integrated consulting, build and run solutions to a base of large global clients in carefully targeted industry sectors. By adopting this strategy, we aim to produce above-average revenue and earnings growth and to maximize earnings per share in the medium-long term, for the mutual benefit of our clients, our shareholders and staff.

We aim to develop long-term relationships with our clients, and to become closely involved in their strategic planning and implementation processes. By doing so, we will be better able to provide those clients with effective IT solutions.

Our 42 large global clients contribute just over 55% of our revenues. Those clients are served by a Global Account Program in which we provide intense support, under the overall direction of the Group Chief Executive. Global Account Managers ensure that services are provided consistently to our clients across different geographies and service lines.

The company provides services to clients through three main lines of service:

EXTERNAL REVENUE FY01 PER SERVICE LINE


Managed Services
On-Line Services
14%
37%
49%
Consulting & Systems Integration

Million Euros 3,038

Service Lines

Half of the company's revenue is derived from *Consulting & Systems Integration* activities. We provide services ranging from design and consultancy, to building and implementing new systems for our clients. The activities in this area are described in more detail on pages 12 and 13.

Many of those systems are run or operated under long-term outsourcing contracts, using our *Managed Services* infrastructure and experience. In the current favorable market conditions for outsourcing, this service line expanded from 33% of group revenue last year to nearly 37% of group revenues in 2001 (see pages 18 and 19).

Atos Origin provides specialist skills and services in Internet and Payment Processing, which are reported under *On-Line Services*. Two-thirds of this business is connected with providing payment processing services in France and Germany (see pages 24 and 25).

EXTERNAL REVENUE FY01 PER INDUSTRY SECTOR


Public Sector & Others
Retail & CPG
Financial Services
Telecom
7%
7%
26%
15%
20%
25%
High Tech
Process Industries
Million Euros 3,038

EXTERNAL REVENUE FY01 PER GEOGRAPHIC AREA


Asia-Pacific
Americas
France
2%
7%
36%
29%
26%
EMEA
The Netherlands
Million Euros 3,038

Industry Sector Focus

The company is moving towards a more industry-based structure. We have appointed senior managers to act as focal points for gathering and exploiting our skills and experience in each of the vertical market sectors in which we operate – Financial Services, High Tech, Telecommunications, Retail & CPG, Process Industries and the Public Sector. These resources are increasingly centered within our consulting groups, where knowledge and experience can most effectively be applied across geographies and service lines.

Solution Offerings

We have appointed domain or 'solution' managers as experts in each of our offerings. The task of these managers is to focus our expertise in these respective fields, and to identify and package specific solutions sets for efficient use across the business.

Country/Regional Responsibilities

The company's activities are based in Europe, with operations in The Americas and Asia Pacific that provide extended support coverage for our global clients in those regions. France and The Netherlands currently generate just over 60% of total sales and the company expects revenues in each of those countries to exceed EUR 1 billion in 2002. It is the company's strategic aim to achieve critical mass in all the principal IT spending countries of Western Europe, and in particular in Germany and the UK. In the medium-long term we will establish a larger presence in North America and the major markets of Asia Pacific.

Management Responsibilities

In spite of the increase in global activity, the effective delivery of IT services remains heavily dependent on effective local support, experience and relationships. For this reason, and to ensure careful control of our cost base, profit responsibility resides at a region level, but with strong coordination by service line and across Industry sectors.

> Apart from the Chief Financial Officer and the head of Human Resources, each of the other four members of the Management Board has regional responsibility for a number of countries.

> Three members of the Management Board have responsibility for coordinating a service line activity across all geographies, ensuring that there is consistency in the provision of services to clients, and that experience in one geography is shared and exploited in all others.

> Each member of the Management Board sponsors client relationships in a specific Industry sector.

Joint Ventures

In many instances, we believe that joint ventures and other forms of long-term association with clients are a productive way of developing business, with both parties sharing the risks and rewards of the association.

Examples of joint venture relationships include Euronext and BNP Paribas.



Atos-Euronext

Success story

THE CHALLENGE To bring together three stock exchanges, three cultures and three separate IT departments in a way that would reduce costs, improve efficiencies and ensure total reliability.

THE BACKGROUND When the Amsterdam, Brussels and Paris stock exchanges merged, their separate IT functions also had to unite – quickly, seamlessly and with minimal business disruption. A joint venture between the Paris Bourse and Atos Origin created AtosEuronext as the ideal partnership organization.

THE METHOD To establish common ground, AtosEuronext examined the different systems used in each of the three exchanges for each aspect of trade including derivatives, clearing and surveillance. Independent arbiters selected the most appropriate unified systems. Regular meetings in each of the locations identified best practices that would form the basis for the new uniform policies and procedures.

THE RESULTS AtosEuronext delivered unified IT services for all three locations – on time and within budget. Equally important, was the integration of 1,000 people into the new company from each of the three exchanges, providing continuity as well as diversity of experience and knowledge. More than 85% of AtosEuronext's business is recurrent.

THE WAY FORWARD As the clear world leader in providing IT solutions to major exchanges, and a premier European player delivering IT solutions for Financial Services such as banking and insurance, AtosEuronext is continuously seeking to expand and leverage the synergies between these areas.








053
TRT



'This joint venture has brought us the best of both worlds. We've managed to reduce IT costs through economies of scale while, at the same time, shifting the IT function from a cost center to a rapidly growing asset.'

Dominique Brutin,
President & Chief Executive Officer
AtosEuronext

Consulting & Systems Integration

ATOS ORIGIN'S LARGEST SERVICE LINE:

- **Working with our clients to develop long-term IT plans that will support and enhance their overall business strategy.**
- **Implementing their IT strategies. Developing specialist solutions and integrating 'best of breed' technologies and packaged systems as part of an end-to-end solution offering with specific sector focus.**
- **Implementing core enterprise resource planning (ERP) systems and integrating these with other client systems to obtain maximum benefit. One-third of Atos Origin's activities in Consulting & Systems Integration are directly associated with the implementation of SAP, Oracle and other leading ERP products.**
- **Developing partnerships and alliances with other leading software vendors that create new opportunities for our clients.**
- **Providing Application Lifecycle Management services and support.**

Results

2001 was a challenging year in Consulting & Systems Integration worldwide. Clients came under tight internal budgetary constraints and as a result postponed the launch of many new initiatives. There has instead been a focus on maximizing the benefits from existing core IT investments. The emphasis in 2001 was therefore on integrating front and back office systems and standardizing implementation across different geographies, in order to reap maximum commercial benefit. Total group revenues in Consulting & Systems Integration amounted to EUR 1,490 million in 2001, which was flat compared with the previous year. After modest growth in the first half, there was an actual decline in revenues in this service line towards the end of 2001 and we expect that trend to continue in the early part of 2002.

There were marked variations between different regions. Activity in France and The Netherlands was strong for much of the year. However, a combination of weak markets in the Americas and Asia Pacific and pro-active post-merger restructuring, led to a net year on year reduction in revenue in those regions. The restructuring triggered by the merger resulted in a leaner and more efficient organization, providing a distinct competitive edge. The overall operating margin in Consulting & Systems Integration improved from 7.8% to nearly 9.0%, in spite of the impact of the 35-hour week legislation on the first half results in France.

'The restructuring triggered by the previous year's merger resulted in a leaner and more efficient organization, providing a distinct competitive edge.'

'We recognize the need for consulting resources to guide our clients through the increasingly complex process of determining IT strategy and implementing it effectively.'


REVENUE FY01 PER GEOGRAPHIC AREA
Asia-Pacific
Americas
France
2%
9%
24%
40%
25%
EMEA
The Netherlands
Million Euros 1,490

Consulting & Systems Integration

Million Euros	FY01	FY00	%Change
Revenue	1,490	1,484	+0.4%
Income from operations	133.7	116.1	+15.1%
Operating margin	9.0%	7.8%	+1.2 pts
Employees at 31 Dec	14,931	14,767	+1.1%

Business Development

Atos Origin has substantial capability in enterprise resource planning (ERP). The company has one of the largest SAP implementation groups in Europe and also has strong capabilities in Oracle, Peoplesoft and Baan. In 2001, demand remained solid with the emphasis in ERP on the integration and standardization of core systems. Extension modules in customer relationship and supply chain management are providing new market impetus.

In our substantial Consulting & Systems Integration practice in France, demand for custom-built solutions, particularly in the financial services sector, remained strong during the first half of 2001, but weakened during the second half, in line with the broad economic trend. Atos Origin was extensively engaged in work to standardize the Euronext operating platform across the Paris, Brussels and Amsterdam stock exchanges and we expect the expansion of Euronext's influence to be positive for our joint venture – AtosEuronext – in the medium term.

Elsewhere in Europe, the company is providing system design and development services and integrating leading-edge technologies across a wide range of industry sectors. In France, The Netherlands, Germany and Italy we are active in the manufacturing sector, especially in the Automotive and Process industries. In France, Spain and now also in The Netherlands we are closely involved in developments in the telecommunication sector and our depth of experience will bring considerable benefit to the new relationship with KPN. We are also strong in the retail sector in France and have won a number of new contracts in both the retail and manufacturing sectors in the UK.

Consulting remains a small part of our activities, but we have had success in building our presence in both the French financial services market, through Atos Odyssée, and in The Netherlands. We recognize the need for consulting resources to guide our clients through the increasingly complex process of determining IT strategy and implementing it effectively. We remain committed to growing this part of our business substantially, with the emphasis on acquiring high quality and in-depth IT knowledge and experience in our chosen industry sectors.



Philips Medical Systems

Success story

THE CHALLENGE Within the context of the client's steady expansion, to integrate the diverse processes and systems of newly acquired companies into a single entity as speedily and effectively as possible - all while maintaining current operations and profitability.

THE BACKGROUND Leveraging the successful integration project conducted for Philips Medical Systems in Australia, Atos Origin was ideally placed to take on a much larger task. This encompassed project management and staffing to start integrating the regional sales and service information systems of three newly acquired companies into the client's existing SAP systems.

THE METHOD Working to tight deadlines, the Atos Origin team exploited the company's SAP expertise across a wide geographic area. During the course of the project, the scope of work expanded to global proportions. The project now encompasses development, focussing on finalization of the SAP kernel, and integration, with emphasis on the integration of the sales and service information systems.

THE RESULTS Despite the expansion and complexity of the project as it evolved, Atos Origin is currently coordinating the delivery of the desired systems integration in a cohesive, unified way. This requires a high level of management responsiveness and flexibility, particularly in the allocation of staff resources on a global scale.

THE WAY FORWARD Atos Origin is now ranked as a preferred supplier of IT infrastructure and services for Philips Medical Systems. The company is also involved in the development stream, helping the client's own staff to finalize the SAP kernel and facilitating further integration.






31
23
27
33
41



'Atos Origin has been instrumental in several areas, putting the right people in the right place at the right time, whenever needed. What's more, we were impressed by their professional approach and enthusiasm. A good rapport developed between the people at Philips Medical Systems and the *Atos Origin* team.'

Jan Peter Zöllner, Chief Information Officer
Chris Manners, IT Integration Leader
Johan de Groote, Programme Management Integrated Client







‘Successful commercial development of solar energy relies on partnerships – with governments, universities and multi-lateral agencies. *Atos Origin* has proved to be a valuable partner too. They’ve immersed themselves in our business. They understand our needs and constraints and offer the flexibility we need. With their help, we’re on our way to becoming one of the world’s top three solar companies.’

Mr. Peter Wit
Vice President Shell Solar



Shell Solar

Success story

THE CHALLENGE To meet the growing, and increasingly global, SAP requirements of the world's fourth-largest provider of solar photo photovoltaic cells and panels.

THE BACKGROUND In line with the Royal Dutch/Shell Group's commitment to new, sustainable and commercially viable sources of energy, Shell Solar, active since the 1970's, formed a JV with Siemens Solar in 2001 and acquired 100% of the shares in 2002. The solar business services customers in Europe, the Americas, Africa and Asia. The company's focus is on growth in both grid-connected solar systems and rural electrifications. Current market share is around 15%.

THE METHOD Atos Origin's work with Shell Solar began in 1999, with the implementation of six SAP modules in six months. Building on this experience, in 2000 Shell Solar migrated seven SAP modules from Germany to Shell Solar's operations in The Netherlands. More recently, in 2001 the company completed the switch to its expanding SAP environment.

THE RESULTS Atos Origin is now providing Shell Solar with ERP service in three key areas. One team is responsible for delivery of technical support work, another team is charged with giving Shell Solar all the user support it requires and a third team supports Shell Solar to further enhance the SAP system where necessary.

THE WAY FORWARD As Shell Solar's global operations expand, Atos Origin support is geared to grow in tandem. That means maintaining continuity while meeting the increasingly complex demands of a business that aspires to have a leading role in its field.

Managed Services

THE BEDROCK OF ATOS ORIGIN'S OUTSOURCING BUSINESS:

> **Managing core IT infrastructure for our global clients, including datacenters, server farms and network communication systems. This forms a crucial part of the company's end-to-end solution offerings to its clients.**

> **Providing 'follow the sun' infrastructure support through our global network of support operations in Europe, North America and Asia Pacific.**

> **Managing value-added desktop support operations for our global clients in regions and industry sectors where we are able to do so effectively. The company has unrivalled experience in major roll-out programs for global clients such as Philips.**

> **Outsourcing the management of ERP and other applications on either a direct or remote basis.**

> **Providing eBusiness hosting services.**

Results

In contrast to Consulting & Systems Integration, activity in Managed Services and Outsourcing was strong, with revenues growing by nearly 19% in 2001 to EUR 1,120 million, including an initial contribution from the KPN Datacenter contract in the last quarter. The 2001 operating margin bounced back to a healthy 11.4%.

Within the market broadly there has been a strong and continuing trend among our clients towards outsourcing, driven by their need to reduce costs, achieve better cost visibility and shift the nature of those costs from fixed to variable. There is also the growing desire among clients to engage the in-depth expertise of companies such as Atos Origin to help them through the increasingly complex challenge of managing their information technology infrastructure and transforming their operational processes.

Following the capture of several major new outsourcing contracts last year, we expect a further substantial rise in revenue from this service line in 2002. Managed Services represented approximately 33% of group revenues at the time of the merger, but this rose to 37% in 2001 and is likely to reach 40% by the end of 2002.

'Following the capture of several major new outsourcing contracts last year, we expect a further substantial rise in revenue from this service line in 2002.'

'Through the geographic expansion of our business we intend to maintain a strong balance of Managed Services activities to support our consult, build and run model.'

REVENUE FY01 PER GEOGRAPHIC AREA



Americas
Asia-Pacific
EMEA
France
3%
7%
32%
20%
38%
The Netherlands

Million Euros 1,120

Managed Services

Million Euros	FY01	FY00	%Change
Revenue	1,120	942	+18.9%
Income from operations	127.9	99.6	+28.5%
Operating margin	11.4%	10.6%	+0.8 pts
Employees at 31 Dec	8,185	6,630	+23.4%

Business Development

Atos Origin's Managed Services operations provide an integral extension to our overall service offering, enabling the systems that we design and build for our clients to be run using our global infrastructure. A network of 'follow the sun' support facilities in The Netherlands, Singapore and the USA, forms an important part of the company's package, offering scale economies for network, server and storage management. At a time when there is a clear desire among clients for flexible 'on demand' services, the opportunities for growth in this area are encouraging.

At a local level, the company provides cost-effective and high value-add desktop support for clients, with standardization across multiple regions to enable our global clients to benefit from rapid and effective information communication. Atos Origin has been responsible for some of the largest support roll-outs worldwide, for clients such as Philips.

KPN Datacenter was the largest single contract won by the company to date. Together with a further potential desktop support contract, this new business alone will increase the size of the company's Managed Services activity by well over 20% on an annualized basis. During the first year of operation, we expect to add considerable value to KPN's activities in the form of shared and enhanced process methodologies. Benefits will also derive from synergy plans aimed at driving new savings and efficiencies, as well as considerable cross-fertilization in such areas as UNIX and mainframe operations.

Atos Origin's strategy is to strengthen its Managed Services leadership in both France and The Netherlands – two of the biggest markets in Europe. Through the geographic expansion of our business we intend to maintain a strong balance of Managed Services activities to support our consult, build and run model.





'From the start, *Atos Origin's* top management displayed unswerving commitment to this deal. They were at every meeting; building relationships and encouraging the sort of swift decision-taking that made it all happen so quickly and so well.'

Mr.P. Buijs
Senior Vice President IT-Operations KPN







KPN

Success story

THE CHALLENGE To allow Dutch telecom giant KPN to concentrate on its core business by taking over the provision of high performance IT operations through a comprehensive agreement that delivers attractive (market conform) conditions in the future.

THE BACKGROUND In a strategic partnership arrangement, Atos Origin took over KPN Datacenter as well as an exclusive right to negotiate the outsourcing of KPN's end user services and software house. This involved a commitment from Atos Origin to deliver on all of KPN's operational and technical service level agreements in terms of both continuity and quality.

THE METHOD Having finalized the contract, which is worth at least EUR 1.1 billion over the next six years, both Atos Origin and KPN were eager to reap the benefits of the close cultural fit between the two organizations. This involved the seamless transfer of 1040 staff while maintaining continuity of current services. Atos Origin will be developing a range of new offerings for KPN and the external market via the new Telco services center in a partnership with KPN.

THE RESULTS Without any break in service, the new operation run by Atos Origin provided sustainable client management to each of KPN's business units. Benefits included an immediate reduction in overheads along with an expansion of external market offerings.

THE WAY FORWARD In the short term, Atos Origin is aiming to be involved in KPN's billing, web hosting and CRM functions. Eventually, the relationship between the two companies could move to an even higher level, adding new functionality while simplifying the legacy applications.



Vivarte (formerly Groupe André)

Success story

THE CHALLENGE To run the European IT systems for one of France's largest and most important retailers, with 2,500 stores, 14,000 employees and such leading brands as Kookai and Caroll.

THE BACKGROUND Given the range of its two core businesses (textile and shoes) and extensive brand portfolio, Vivarte wanted implementation and execution of a cost competitive and more autonomous IT system, capable of coping with its aggressive growth plan. The brief to Atos Origin encompassed the management of centralized and distributed servers, workstations and a hotline for system users in stores, warehouses and head office.

THE METHOD During the course of a seven-year contract, Atos Origin is taking on 39 members of Vivarte's information services team. Their knowledge of the client's operation together with Atos Origin's expertise is helping to achieve Vivarte's pan-European IT objectives.

THE RESULTS Working across a business portfolio divided into five categories, the Atos Origin team has started implementing major changes in Vivarte's system architecture. Benefits of scale are already apparent, as is a more concentrated and pro-active approach to service delivery.

THE WAY FORWARD During the course of the agreement, Atos Origin's involvement with Vivarte is likely to evolve and expand. This is in keeping with the client's forecast for growth and change – much of which is facilitated by the existing relationship between the two companies.


KOOKAI











'We chose *Atos Origin* because we knew they would listen to what we wanted with a 'hands on' approach. What's more, we wanted our IT systems delivered with solid craftsmanship as well as innovation. With *Atos Origin* we are getting both.'

Mr Padovani
Executive Vice President Strategy, Organization, Systems, International, Vivarte

On-Line Services

PROVIDING SPECIALIST PROCESSING SERVICES:

- **Providing payment processing systems and services in the European payments market. Atos Origin has a leading position in a number of major markets in Europe for card transactions.**
- **Providing value-added internet processing services in such areas as on-line broking and freight exchange information systems.**
- **Providing CRM systems, including loyalty program management systems for the retail and oil industries.**
- **Developing Secure Internet Payment systems and creating electronic market places.**

Results

Revenues in On-Line Services increased by 6% in 2001, to EUR 428 million. The card payment processing businesses continued to grow at a steady pace in both France and Germany, reflecting a steady long-term shift from cash payment. However, revenue growth in the Internet Services business was lower than in 2000 in a more constrained cost environment. A number of contracts are volume-based and there was reduced demand in such areas as on-line broking.

The operating margin in On-Line Services fell back to 10.5%, notably due to the difficult trading conditions experienced in our French customer contact center business. At the beginning of December 2001, the company completed the sale of those centers to SNT group of The Netherlands. This business generated revenues of EUR 82 million for the 11 months to November 30th, 2001 but the operating margin was very low due to difficult circumstances in the Telecom market. At the same time, Atos Origin intends to partner SNT in providing high-end design and development of CRM systems for clients through our systems integration division.

Business Development

The On-Line Service capabilities of Atos Origin provide unique differentiation on a global basis. None of our competitors are able to match the range of services and solutions developed in this service line and shared throughout the company. Key technologies include multi channel interactive systems, voice recognition, web-based CRM, N tier architecture, portals, market places, securitization and transaction certification, virtual card concepts and the integration of telecom services.

'The card payment processing businesses continued to grow in both France & Germany, reflecting a steady long-term shift from cash payment.'

'Looking beyond Europe, we intend to expand our activities in Internet processing services across all countries in which Atos Origin currently operates.'

On-Line Services is also a market leader in eBanking and eTrading, encompassing bank, brokerage and insurance company clients in eight countries. Projects such as developing and hosting the mobile music distribution channel to GSMs for Universal Music, developing SMS messaging system for Société Générale and implementing a voice portal with France Telecom positioned Atos Origin as the number two eBusiness service provider in France (Source: Pierre Audoin Conseil).

There are new and encouraging prospects in banking. Recent sector successes include payback card processing for LBBW Bank, full service for Sachsen LB Bank's Visa picture credit card, banking card processing for Daimler Chrysler, outsourcing of credit and loyalty cards for Cetelem Bank and a joint offering by Atos Origin and Credit Lyonnais. Our offerings in securitised internet payment and ePurse place us in a leading position in both France and Germany.

In Customer Relationship Management processing, On-Line Services gained significant market share in developing internet-based fleet car management services, loyalty card solutions and other services across the oil, automotive and retail sectors. Atos Origin is now the leader in the sector in France and number two in CRM Services across Europe as a whole.

Looking beyond Europe, we intend to expand our activities in Internet processing services across all countries in which Atos Origin currently operates.

We also believe that there will be increasing opportunities to capitalize on our experience and dominant market position in payment processing in France and Germany. The merger provides a much broader geographic base of support operations throughout Europe and the group intends to exploit the medium term opportunity that exists to take over a number of in-house processing operations, providing significant cost savings.

EXTERNAL REVENUE FY01 PER INDUSTRY SECTOR


Process Industries
Retail & CPG
Public Sector & Others
7%
13%
28%
40%
High Tech & Telecom
Financial Services

Million Euros 428

On-Line Services

Million Euros	FY01	FY00	%Change
Revenue	428	404	+6.0%
Income from operations	44.8	48.7	-8.1%
Operating margin	10.5%	12.1%	-1.6 pts
Employees at 31 Dec	3,052	5,358	-43.0%




File Edit View Go Favorites Tools Window Help
Créateur d'Automobiles
RENAULT









'The outcome has been exactly as we had hoped. From the beginning, *Atos Origin* understood our needs and adapted to fit them. That meant we were able to resolve, quickly and amicably, any problems that came up without holding the terms of our contract over one another. That's a good way to work.'

Bernard Le Bihan
Directeur des Technologies e-commerce, DTSI, Renault

Renault


Success story

THE CHALLENGE To transform Renault's disparate, brochure-oriented Internet sites into brand-boosting, cohesive e-commerce sites linked to the OEM Information Systems as well as to its dealer network.

THE BACKGROUND Renault wanted to develop a new generation of e-commerce websites to give customers in France, Germany and the UK online access to its full range of products and services, as well as direct access to the dealer network. Previously, Renault had operated 30-40 separate sites with no direct links either to the Renault Information System or the dealerships.

THE METHOD Work began by advising Renault's prime contractors on suitable architecture systems, including precise specifications. Following this came the implementation of a secure technical platform including redundancy, and pilot programs to integrate comprehensive benchmarking studies.

THE RESULTS Hosted by Atos Origin Multimedia, the three Renault sites benefit from a single international platform. Fully integrated with the Renault back office as well as the dealer network, the site provides instant information for potential Renault customers on real-time inventory and a facility for on-line financing information. Visits to the sites were 20% higher than anticipated, generating some 10,000 leads in the first months of operation.

THE WAY FORWARD During the course of a highly complex and sensitive project – delivered on time and within budget – the teams from Atos Origin and Renault developed a close and complementary relationship. This is expected to provide the basis for management of other Renault sites, beginning with Renault.com.

Wolters Kluwer



Success story

THE CHALLENGE To develop and host the European technology platform for a leading multinational information services company operating in the legal, tax and business, international health and science and education sectors.

THE BACKGROUND Wolters Kluwer wanted an internet platform that would create and deploy business-to-business sites, primarily focussed on content, across Europe. This involved the integration of country-specific needs for use by professionals in each of the sectors.

THE METHOD Using Atos Origin's On-Line Services, already the technical partner for a number of Wolters Kluwer online initiatives, Atos Origin brought the client's strategy to life, extending existing content, services and software on the internet platform to include new web-specific products, services and productivity tools.

THE RESULTS With EIP (European Internet Platform), Wolters Kluwer offers competitive online services to the broad range of professional communities that make up its clientele.

THE WAY FORWARD Atos Origin will continue to work closely with Wolters Kluwer's European Internet Service Center in Brussels to help establish technical standardization between all of Wolter Kluwer's operating companies and reduce the company's time-to-market cycle.


WoltersKluwer
Results first half 2001

'This partnership with *Atos Origin* is a one-time opportunity to further strengthen our internet position. With *Atos Origin* we have already developed some very successful on-line initiatives. This agreement will enable us to combine the best of both companies.'

Jean-Marc Detailleur
member of the Executive Board
of Wolters Kluwer



People

When Atos Origin awarded accolades for excellence in 2001 there were over 26,000 winners.

- > **Creative yet disciplined**
- > **Pragmatic**
- > **Entrepreneurial and passionate about service**
- > **Diverse in origin, skills and outlook, but united in purpose to achieve outstanding results**


Atos Origin

Though officially, 20 teams were nominated and eleven people actually collected awards on their behalf, the message was clear and consistent – the successes being celebrated belonged to all.

This sense of ownership was a major theme for Atos Origin during the first full year of operations following the merger of 2000. From the start, teams from what had previously been Atos and Origin sought each other out for ideas, insights and inspiration to drive the new company forward.

From somewhere, and at some point in this informal process of enquiry and cooperation, a phrase was coined to describe the people who work here – *Atos Originals*. The name has stuck, and for good reason. It encapsulates people's spirit of innovation and determination to create and build new products and services and achieve ever-higher levels of customer care.

Atos Originals are already giving a shape to the organization in their own way. To harness some of this positive energy and help give coherence and direction to the effort, the company has put in place a set of human resource policies and actions designed to help position the company as a leader in IT solutions. These policies cover every aspect of the company's commitment to *Atos Originals*: attraction, motivation, development, reward, communication and retention.

In 2001, extra emphasis was given to the following three programs:

A global recruitment campaign Using a cartoon adaptation of the Atos Origin fish logo, a series of press advertisements employed humor to highlight the very human core values that help differentiate the company. The campaign, which appeared in over 20 global publications including the *Wall Street Journal* and the *International Herald Tribune*, achieved its aim of attracting the right people. It was equally successful in conveying the right messages about the new company to important secondary audiences – existing and potential clients as well as current employees – and so had additional impact.

AOwner The year 2001 also saw the groundwork for an employee ownership plan. Called AOwner, this program was designed during the course of the year to enable as many *Atos Originals* as possible to become co-owners of the business. This will have a positive impact on recruitment, retention, motivation and entrepreneurial behavior.

To encourage participation from as many employees as possible, *AOwner* offers a 20% discount on the share price, with the added incentive of an option on a fifth share for every four purchased. Due to be launched in the second quarter of 2002, *AOwner* will be available in its first year of operation to the majority of employees worldwide.


STAFF AT YEAR-END
26,000
25,000
26,278
FY00
FY01
FY00
26,916
FY01
26,278

AO University A third program that was launched in 2001 for implementation in 2002 is *AO University*. It consists of formal training courses with links to major business schools, eLearning, project secondments and networking with colleagues who could be in the next office or on the other side of the world. *AO University* is due for a company-wide launch in the second quarter of 2002.

It will serve several purposes. First, *AO University* has been designed to develop people in their current positions, enhancing both effectiveness and job satisfaction. Just as important is *AO University's* role as a springboard, empowering *Atos Originals* to enhance their skill sets and knowledge as a means of developing their own careers. And, as Atos Origin continues to expand through acquisitions and partnerships, the program will also serve as a platform for growth. A dedicated portal on the employee intranet 'Source' will enable employees to learn about every facet of the company instantly.


STAFF AT YEAR-END PER GEOGRAPHIC AREA
Asia-Pacific
Americas
France
4%
27%
EMEA
The Netherlands
Employees 26,278

The benefits of development are not confined within the company. They have a wider impact as well. In Mumbai, India, for example, where the company operates a highly successful software facility, employees are consistently recruited from local and regional schools and universities. Their structured career development within Atos Origin generates the potential for capacity building and technology transfer to the wider community.

During the year 2001, local initiatives in other parts of the world – both developed and developing – focused on programs to support public health, disaster relief, poverty and children's welfare.

In acknowledgement of Atos Origin's efforts, in 2001 the company was accorded a place on the list of 'Sustainability Leaders'. Compiled by SAM Research, a member of Dow Jones Sustainability Indexes, the list is regarded as a significant reference point for ethical investment.

Financial results

CONSOLIDATED INCOME STATEMENT

(Million Euros)	Period ended December 31st, 2001	Period ended December 31st, 2000 [a]
Revenue	**3,037.6**	**2,829.8**
Total operating expenses	(2,776.4)	(2,654.6)
Income from operations	**261.2**	**175.2**
% of revenue	**8.6%**	**6.2%**
Net financial expense	(9.6)	(10.1)
Net income on ordinary activities	**251.6**	**165.1**
Non-recurring items	(2.9)	(10.1)
Corporate income tax	(84.0)	(55.8)
Net income before affiliates, minority interests and amortization of goodwill	**164.7**	**99.2**
Share in income of equity affiliates	(0.1)	(0.3)
Minority interests	(18.3)	(8.7)
Net income before amortization of goodwill	**146.3**	**90.2**
Amortization of goodwill	(23.3)	(19.7)
Net income for the period – Group Share	**123.0**	**70.5**
% of revenue	**4.0%**	**2.5%**

Net earnings per share (based on weighted average number of shares outstanding)		
Weighted average number of shares	43,806,925	43,697,291
Earnings per share before amortization of goodwill (in EUR)	3.34	2.06
Basic earnings per share (in EUR)	2.81	1.61
Diluted average number of shares	53,801,424	52,195,508
Earnings per share before amortization of goodwill (in EUR)	2.93	1.87
Diluted earnings per share (in EUR)	2.49	1.49

[a] Pro forma figures

CONSOLIDATED BALANCE SHEET

(Million Euros)	December 31st, 2001	December 31st, 2000
Goodwill	405.4	310.0
Other intangible fixed assets	22.9	41.3
Tangible fixed assets	303.9	194.8
Investments	39.5	26.5
Total fixed assets	**771.7**	**572.6**
Accounts and notes receivable, trade	970.9	856.3
Other Receivables, Prepayments and accrued income	260.1	244.4
Transferable securities	83.2	49.5
Cash at bank and in hand	93.3	80.8
Total Current Assets	**1,407.5**	**1,231.0**
Total Assets	**2,179.2**	**1,803.6**

(Million Euros)	December 31st, 2001	December 31st, 2000
Common stock	43.9	43.8
Additional paid-in capital	35.2	32.9
Consolidated reserves	226.0	180.3
Translation adjustments	7.1	5.0
Net income for the period	123.0	48.5
Shareholders' Equity - Group Share	**435.2**	**310.5**
Minority interests	43.5	19.4
Total Shareholders' Equity	**478.7**	**329.9**
Provisions for contingencies and losses	**251.1**	**405.0**
Borrowings	411.7	243.8
Accounts payable – trade	423.2	335.1
Other Liabilities, Accruals and deferred income	614.5	489.8
Total Liabilities	**1,449.4**	**1,068.7**
Total Liabilities and Shareholders' equity	**2,179.2**	**1,803.6**

KEY PERFORMANCE INDICATORS

(Million Euros)	December 31st, 2001	December 31st, 2000 [a]
Working capital/revenue	6.4%	9.8%
Return on capital employed	14.4%	10.4%
Net debt on total shareholder's equity	49%	34%
Average employees	27,440	26,442

[a] Pro forma figures


1
2
3
4
5
6

1. WILBERT KIEBOOM
Member of the Management Board. Responsible for the Netherlands, Belgium, Luxembourg and the UK and coordinating Global Consulting & Systems Integration

2. TIMOTHY LOMAX
Member of the Management Board. Responsible for Asia Pacific, South America, Middle East and South Africa Region

3. BERNARD BOURIGEAUD
Chairman of the Management Board and Chief Executive Officer

4. ERIC GUILHOU
Member of the Management Board, Chief Financial Officer

5. HANS TIELMAN
Member of the Management Board. Responsible for Human Resources, Corporate Communications and Public Affairs

6. DOMINIQUE ILLIEN
Member of the Management Board. Responsible for France, Italy, Spain, North America and coordinating Global Online Services

Atos Origin Board

'2001 WAS A MILESTONE YEAR FOR THE COMPANY, DURING WHICH THE MERGER BETWEEN ATOS AND ORIGIN WAS COMPLETED IN RECORD TIME.'

Bernard Bourigeaud, *Chairman of the Management Board and Chief Executive Officer*



Management board

BERNARD BOURIGEAUD

Chairman of the Management Board and Chief Executive Officer. Responsible for Central Europe and co-ordinating Managed Services.

Bernard Bourigeaud joined the group in 1991, conducting the merger which led to the creation of Axime, of which he became chairman. In 1996 Axime acquired Sligos, forming Atos, of which he was CEO. In November 2000 Atos merged with the Dutch company Origin to form Atos Origin. Previously, Bernard had headed the management consulting group at Deloitte Haskins and Sells France, run Continental Grain in the UK, and worked in the French bank, CIC, and for Price Waterhouse.

ERIC GUILHOU

Member of the Management Board, Chief Financial Officer.

Eric Guilhou joined Axime in 1990 to help with the restructuring that led to the formation of Atos. In 1992, he was appointed executive director, reporting to the chairman, Bernard Bourigeaud, and assuming responsibility for divestments, acquisitions and development projects. In 1995, he was named CFO. Previous experience includes Amyot Auditeurs et Conseils, participating in the formation of the Télémarket company in 1986, and Etudes et Communications, part of the Compagnie Générale des Eaux Group.

DOMINIQUE ILLIEN

Member of the Management Board, Responsible for France, Italy and Iberia/Latin America and co-ordinating Global On-Line Services.

Dominique Illien has been with the group for eight years. He began his career with Deloitte & Touche, before spending 11 years with Cap Gemini. He then joined Axime, (subsequently Atos), as CFO. In November 1995, he was appointed Chief Operating Officer of Sligos, and subsequently of Atos.

WILBERT KIEBOOM

Member of the Management Board, Responsible for the Netherlands, Belgium, Luxembourg and the UK and co-ordinating Global Consulting and Systems Integration.

Wilbert Kieboom joined Origin (subsequently Atos Origin) in May 2000. Prior to joining Atos Origin, he was managing director of Syntegra NL, part of British Telecom. His career began at Heineken Nederland B.V. in 1982 and he then held Managing Director positions with Lotus Development, Apple Computer and was Vice President Sales and Marketing Europe for Tandem/Compaq.

TIMOTHY LOMAX

Member of the Management Board, Responsible for Asia Pacific, North America, Middle East and Nordic Region.

Tim Lomax has worked within the Philips group since 1965, beginning his career there as vice president and general manager of Philips Information. He was vice president and CFO of Laser Magnetic Storage International for five years, before joining Signetics, now Philips Semiconductors, as vice president and CFO. He was appointed executive vice president and CFO of Origin in October 1997 and CEO in early 2000.

JANS TIELMAN

Member of the Management Board, Responsible for Human Resources, Corporate Communications and Public Affairs.

Jans Tielman joined Origin in December 1997 as Executive VP Human Resources Management. His previous experience includes Procter and Gamble, Océ, General Electric and ABB. He has held management positions in Human Resources and Public Affairs in Europe, the USA and Asia where he was based in Japan. Before creating his executive search business in Zurich, he was responsible for human resources for ABB's Power Generation Company.

Supervisory board

HENRI PASCAUD
Henri Pascaud is Chairman of the Supervisory Board and a member of its Audit, Investment, Remuneration and Nomination Committees. He was elected to the Board in 1997 following the merger between Axime and Sligos, of which he was formerly Chairman.

COR BOONSTRA
Cor Boonstra is Vice Chairman of the Supervisory Board and a member of its Investment Committee, having joined in 2000, following the merger between Atos and Origin. He retired as President and Chief Executive Officer of Royal Philips Electronics in April 2001. Cor Boonstra is currently a member of the Supervisory Boards of a number of international companies including Amstelland and Hunter Douglas International.

GERARD BAUVIN
Gérard Bauvin created Cegos-Informatique in 1963. Following the merger between Cegos-Informatique and SLIGA (a Crédit Lyonnais subsidiary), he became chairman and CEO of SLIGOS until retiring in 1994. After the merger of Sligos and Axime, he became a Member of the Supervisory Board of ATOS until 2000, and was appointed again in 2002.

DOMINIQUE BAZY
Dominique Bazy joined the Supervisory Board of Atos in 1997 and is a member of its Remuneration and Nomination committees. He is currently Chairman and Chief Executive of UBS Warburg in France and a director of Grand Vision and Vinci.

DOMINIQUE FERRERO
Dominique Ferrero became a member of the Supervisory Board in 2000 and is a member of its Investment Committee. He is currently Chief Executive of Credit Lyonnais and a Director of Vinci and Editions Gallimard La Nouvelle Revue.

JAN HOMMEN
Jan Hommen became a member of the Supervisory Board in 2000, following the merger between Atos and Origin, and is a member of its Investment, Remuneration and Nomination Committees. He is currently Executive Vice-President and Chief Financial Officer of Royal Philips Electronics, a member of the Supervisory Board of TNT Post Group and a Director of Medquist and the French Association for the Monetary Union of Europe.

JEAN-FRANCOIS THEODORE
Jean-Francois Theodore was elected a member of the Supervisory Board in 2000 and is a member of its Investment Committee. He is currently Chairman of Euronext, Chairman of the Supervisory Board of AtosEuronext, Chairman of Banque Central de Compensation, the European Power Exchange, SBF Technologies and Marche de Titres-France. He also holds a number of other directorships in Europe.

ARIE WESTERLAKEN
Arie Westerlaken was elected to the Supervisory Board in 2000, following the merger between Atos and Origin, and is a member of its Audit Committee. He is Senior Vice-President and chief legal Officer of Royal Dutch Philips and a member of the Supervisory Board of ASM Lithography.

Investors

'Our policy is to reinvest profits in the business with the objective of maximising long-term capital growth.'

History
Atos Origin was formed from the merger on October 31st, 2000 of Atos and Origin.

At the time of that merger, Atos had approximately 11,000 employees with revenues of EUR 1.1 billion per annum, nearly two-thirds of which were generated in France. Atos had been created from the merger of Axime and Sligos on January 1st, 1997. Axime was previously formed through a merger between Sodinforg, Segin and SITB in 1991 and was listed on the Paris Euronext Premier market in December 1995. Sligos was originally formed in 1970 from the merger of Cegos Informatique and Sliga, the payment processing subsidiary of Crédit Lyonnais.

At the time of the merger with Atos, Origin was generating revenues of approximately EUR 1.7 billion per annum, with 16,000 employees in 30 countries worldwide. Origin was 98% owned by Royal Philips Electronics, which created Origin in 1996 through the merger of Philips Communication and Processing Services (Philips C&P) and BSO/Origin. Philips C&P was originally established in 1991 to consolidate Philips' in-house IT services. BSO was founded in 1976 and operated as an independent IT services company prior to its merger with Philips C&P.

ATOS ORIGIN COMPANY TREE


Atos Origin
2000
Atos
Origin
1997
1996
Axime
Sligos
BSO/Origin
Philips C&P
1991

ATOS ORIGIN OWNERSHIP STRUCTURE


Employees
Public
Philips
0.7%
48.6%
45.8%
4.9%
BNP Paribas

Common stock

	Dec 31, 2001	Dec 31, 2000
Existing shares	43,853,704	43,764,396

Potential Dilution

	Dec 31, 2001	Dec 31, 2000
Employee stock subscription options	3,779,172	2,282,890
Convertible bonds (redemption date: October 2004)	1,440,501	1,440,501
Philips stock subscription warrants	4,774,826	4,774,826

'Atos Origin shares are traded on the Paris Euronext Premier Marché and form part of the SBF 120 index and the Euronext 100 index.'

Atos Origin Shareholder Structure

Atos Origin shares are traded on the Paris Euronext Premier Marché and form part of the SBF 120 index and the Euronext 100 index. The shares are not listed on any other stock exchange and Atos Origin SA is the only company in the group whose shares are listed. Following the merger between Atos and Origin in October 2000, Royal Philips Electronics received 21,323,766 shares in Atos Origin, representing 48.6% of the issued share capital. At December 31st, 2001, there were 43,853,704 Atos Origin shares in issue. There was no change in the Philips holding and the structure of the Company's total issued share capital at that date is shown in the adjoining table.

In August 2000, Royal Dutch Philips stated an intention to reduce its stake to less than 35% within 18 to 24 months following the conclusion of the transaction. There is no timetable by which Philips is required to sell any of its shares, other than in connection with the exercise of warrants.

Philips received two tranches of warrants ('A' and 'B' warrants), the exercise of which is linked to movements in the Atos Origin share price. The issue of these warrants may be regarded as additional incentive consideration since the consideration payable for each tranche is a nominal EUR 1. Each tranche consists of 2,387,413 stock subscription warrants. Philips may exercise the 'A' warrants if the Atos Origin share price exceeds EUR 156 on 12 consecutive days before June 30th 2002. Philips may exercise the 'B' warrants if the Atos Origin share price exceeds EUR 208 on 12 consecutive days before June 30th 2003. Immediately after exercising warrants, Philips may not hold more than 35% of the total issued share capital of Atos Origin.

In June 1999 Atos issued convertible bonds in the amount of EUR 172.5 million (traded under Euroclear, code 180810). A total of 1,440,501 bonds with a face value of EUR 119.8 were issued and the bonds pay interest at 1% per annum. They are redeemable on October 1st, 2004 at a price of EUR 131.4, representing a yield to maturity of 2.75%, or at any time from October 1st, 2002 at the issuer's initiative, with a premium. The bonds may be converted at any time from July 6th 1999 onwards on the basis of one share per bond.

There were 3,779,172 share options and stock subscription warrants ('C', 'D', and 'E' warrants) outstanding at December 31st, 2001 at prices ranging between EUR 23 and EUR 160, at various times between now and 2011.

In total, the exercise in full of the 'A' and 'B' warrants, the 'C', 'D', and 'E' stock option warrants, the convertible bonds and outstanding share options would result in the issuance of a further 9,994,499 new common shares, representing 18.6% of the common stock after dilution, or 10.6% of the common stock excluding the Philips stock subscription warrants. No other type of security giving access to the common stock exists.


SHARE PERFORMANCE IN PARIS
120
110
100
90
80
70
60
50
40
DEC 2000
JAN 2001
FEB 2001
MARCH 2001
APRIL 2001
MAY 2001
JUNE 2001
JULY 2001
AUG 2001
SEP 2001
OCT 2001
NOV 2001
DEC 2001
JAN 2002
Atos Origin
SBF 120 Index
ITCAC 50 Index

Dividends

The Company does not intend to declare dividends in the immediate future. Our policy is to reinvest profits in the business with the objective of maximizing long-term capital growth.

Announcement Dates

1st Quarter Results for 2002
Wednesday, May 15th, 2002
Annual Shareholder Meeting
Thursday, May 30th, 2002
Hotel Bristol in Paris
Half-Year Results for 2002
Thursday, September 12th, 2002
3rd Quarter Results for 2002
Wednesday, November 13th, 2002

Investor Relations Contact

Director, Investor Relations
John White
+33 (0)1 49 00 96 64
Assistant
Bernadette Legout
bernadette.legout@atosorigin.com

Luxembourg
Zone d'Activité Bourmicht 2
8077 Bertrange
Tel: +35 231 3637

Malaysia
Unit No. 1101 Level 11 Uptown 1
1 Jalan SS21/58
Damansara Uptown
47400 Petaling Jaya
Selangor Daru Ehsan
West Malaysia
Tel: +60 3 7728 0277

Mexico
Mariano Escobedo n. 510
PH Colonia Anzures
CP 11589 Mexico D.F.
Tel: +52 5 203 25 25

Peru
Av. Ricardo Rivera
Navarrete 788, 6
San Isidro-Lima
Tel: +51 1 212 53 02

Poland
Aleje Jerozolimskie 195 b
02-222 Warszawa
Tel: +48 22 57 10800

Portugal
Av. 5 de Outubro 73C 1
Edificio Goya Escritorio 4
1050 Lisboa
Tel: +35 121 359 3150

Saudi Arabia
Origin Soft Tech
Po Box 30862
Al Khobar 31952
Tel: +966 388 75111

Singapore
8 Temasek Boulevard
07-01 Suntec Tower Three
Singapore 038988
Tel: +65 6333 8000

Spain
Calle Sardenya 521 - 523
08024 Barcelona
Tel: +34 93 219 21 00

Switzerland
Allmendstrasse 140
Postfach 8027 Zürich
Tel: +41 1 488 22 22

Taiwan
9Fl., No.117, Sec 3
Ming Sheng E. Rd.
Taipei, Taiwan
ROC
Tel: +886 2 2514 2600

Thailand
200 Moo 4, 25th Floor
Jasmine International Tower
Room No. 2502
Chaengwattana Road, Pakkret,
Nonthaburi 11120
Tel: +662 582 0955

The Netherlands
Papendorpseweg 93 & 91
3528 BJ Utrecht
Tel: +31 (0)30 2911 911

United Kingdom
Whyteleafe Business Village
Whyteleafe Hill
Whyteleafe
Surrey CR3 0AT
Tel: +44 (0)1883 [illegible]

USA
430 Mountain Avenue
Murray Hill, NJ 07974
U.S.A.
Tel: +1 908 771 3000

© Atos Origin 2002 Corporate Communications. Designed and Produced by [illegible]. Photography [illegible] and René Nuijens. [illegible] Philips Medical Systems, Shell Solar, KPN, [illegible]

Company Headquarters

France
Immeuble Ile de France
3, place de la Pyramide
92067 Paris La Défense Cedex
Tel: +33 (0)1 49 00 90 00

The Netherlands
Polarisavenue 97
2132 JH Hoofddorp
Tel: +31 (0)23 566 7000

Contacts

Andorra
Calle Sant Salvador, 10, 2º 7
Andorra la Vella
Tel. +376 82 54 47

Argentina
Vedia 3892 PB
C1430DAL - Buenos Aires
Tel. +54 (0)11 4546 5500

Australia
Level 18, 15 Blue Street
North Sydney NSW 2060
Tel: +61 2 8907 4000

Austria
[illegible] Strasse 66
Postfach 280
A-1101 Vienna
Tel: +43 (0)1 60543 1702

Belgium
Minervastraat 7
B-1930 Zaventem
Tel: +32 (0)2 712 28 00

International Competences & Alliances (ICA)
Imperiastraat 12
B-1930 Zaventem
Tel: +32 (0)2 712 37 77

Brasil
Rua Itapaiuna
2434 - 2 andar - Santo Amaro
Sao Paulo - SP
CEP: 05707-001
Tel. +3779 2344

Canada
10 Carlson Court
Suite 800
Toronto, Ontario
M9W 6L2
Tel: +416 708 1110

China
11F, Unicorn International Tower
No 547 Tian Mu Xi Road
Shanghai 200070
People's Republic of China
Tel: +86 21 6354 1616

Egypt
10 Abd Rhaman Refai Street
Mohandessin
Giza Cairo
Tel: +0020233 13 888

France
On-Line Services
Immeuble Ile de France
3, place de la Pyramide
92067 Paris La Défense Cedex
Tel: +33 (0)1 49 00 90 00

Outsourcing
Tour Manhattan
5-6, place de l'Iris
92926 Paris La Défense Cedex
Tel: +33 (0)1 70 92 13 40

Enterprises Services
24, quai Gallieni
92156 Suresnes Cédex
Tel: +33 (0) 1 73203000

Systems Integration
Immeuble Les Miroirs
18, avenue d'Alsace
92926 Paris La Défense Cedex
Tel: +33 (0)1 55 91 20 00

Atos Odyssée
Management Consulting
370, rue Saint Honoré
75040 Paris cedex 01
Tel: +33 (0)1 58 62 31 00

AtosEuronext
6-8 Boulevard Haussmann
75009 Paris
Tel: +33 (0)1 73 03 00 00

Germany
Curiestraße 5
70563 Stuttgart
Tel: +49 711 73 77 0

Burstraße 80
20530 Hamburg
Tel: +49 40 78 80 0

Niederkasseler Lohweg 18
D-40547 Düsseldorf
Tel: +49 (0) 211 522 840

Atos Origin Processing Services GmbH
Hahnstraße 25
60528 Frankfurt/Main
Tel: +49 (69) 665 710

Hong Kong
43/F Hopewell Centre
17 Kennedy Road
Wanchai
Tel: +852 2280 6000

Hungary
Fehérvári út 84 A
H-1119 Budapest
Tel: +36 1 382 1000

India
Unit No. 126/127
SDF IV, SEEPZ, Andheri (East)
Mumbai - 400 096
Tel: +91 22 829 2900

Italy
Piazza IV Novembre, 3
20124 Milano
Tel: +39 02 660721

Japan
4-11-38 Toyo, Koto-ku
USC Building 8th floor
Tokyo 135-0016
Tel: +813 5683 8711


www.atosorigin.com